   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1997



                                                      REGISTRATION NO. 333-33467

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                 TESCORP, INC.
             (Exact name of registrant as specified in its charter)

                     TEXAS                                          74-2129403
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

                         327 CONGRESS AVENUE, SUITE 200
                              AUSTIN, TEXAS 78701
                                 (512) 476-2995
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JACK S. GRAY, JR.
                     PRESIDENT AND CHIEF OPERATING OFFICER
                         327 CONGRESS AVENUE, SUITE 200
                              AUSTIN, TEXAS 78701
                                 (512) 476-2995
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

              PHILLIP M. SLINKARD                           C. N. FRANKLIN REDDICK III
             HUGHES & LUCE, L.L.P.                    TROOP MEISINGER STEUBER & PASICH, LLP
         111 CONGRESS AVENUE, SUITE 900                10940 WILSHIRE BOULEVARD, 8TH FLOOR
              AUSTIN, TEXAS 78701                       LOS ANGELES, CALIFORNIA 90024-3902
                 (512) 482-6800                                   (310) 824-7000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
- ------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
- ------------------


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1993, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION -- DATED SEPTEMBER 9, 1997


PROSPECTUS
- --------------------------------------------------------------------------------


                               11,000,000 Shares

LOGO                             [TESCORP LOGO]
                                  Common Stock
- --------------------------------------------------------------------------------


Of the 11,000,000 shares of common stock, $0.02 par value (the "Common Stock"), offered hereby (the "Offering"), 10,366,940 shares are being sold by Tescorp, Inc. ("Tescorp" or the "Company") and 633,060 shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."



The Common Stock of the Company is included for quotation in The Nasdaq Stock Market's Small-Cap Market (the "Nasdaq Small-Cap Market") under the symbol "TESC." On September 5, 1997, the last reported sales price of the Common Stock on the Nasdaq Small-Cap Market was $3.3125 per share. See "Price Range of Common Stock." An application has been made to have the Common Stock listed on the American Stock Exchange, Inc. ("AMEX") under the symbol "TES" prior to the Offering.


SEE "RISK FACTORS" ON PAGES 8 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
- --------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================================
                                                          Underwriting                                  Proceeds to
                                     Price to            Discounts and           Proceeds to              Selling
                                      Public             Commissions(1)           Company(2)            Shareholders
- -------------------------------------------------------------------------------------------------------------------------
Per Share....................           $                      $                      $                      $
- ------------------------------------------------------------------------------------------------------------------------
Total(3).....................           $                      $                      $                      $
========================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated to be $750,000.



(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 1,650,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          , the total Proceeds to Company will be $          and the total
    Proceeds to Selling Shareholders will be $          . See "Underwriting."


- --------------------------------------------------------------------------------


The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about September   , 1997.



PRUDENTIAL SECURITIES INCORPORATED                               LEHMAN BROTHERS



September   , 1997

                               [MAP OF ARGENTINA]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A


DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus. To facilitate the acquisition and management of its Argentine cable television systems and to comply with Argentine regulatory policies, Tescorp entered into a contractual joint venture (the "Joint Venture"). Tescorp, through its wholly-owned subsidiary, Austral Communications Corp., and its Joint Venture partners (the "Joint Venture Partners") organized Comunicaciones Austral S.A., Cabledifusion S.A. and SMR S.A. (collectively, the "Argentine Joint Venture Companies") to acquire and manage companies that operate cable television systems in Argentina (the "Argentine Cable Companies"). The Argentine Joint Venture Companies are owned 97% by the Company and 3% by the Joint Venture Partners. As used in this Prospectus, unless the context otherwise requires, the "Company" refers to Tescorp, Inc., a Texas corporation, and its subsidiaries, including the Argentine Joint Venture Companies and the Argentine Cable Companies. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriter's over-allotment option will not be exercised.

                                  THE COMPANY

     Tescorp acquires, develops and operates cable television and telecommunication systems in the Republic of Argentina ("Argentina"), with concentrations in the Patagonia and Tierra del Fuego regions. At June 30, 1997, the Company provided cable television service to approximately 70,000 subscribers. In addition, the Company holds a license to provide data services to its customers under the name "Patagonia On-Line(TM)."

     From April 1994 (when the Company acquired its first cable television system) through June 1997, the Company acquired 15 cable television companies. The acquisitions have been completed at an average price of approximately $605 per subscriber, an amount that management believes is lower than the average price per subscriber paid by the major multiple system operators ("MSOs") in the Argentine market.

ARGENTINE MARKET OVERVIEW


     Argentina is the third largest market in Latin America in terms of population, and its 1996 per capita Gross Domestic Product ("GDP") was the highest in the region. Argentina has the highest cable television penetration rate in Latin America, and average subscriber revenue is only slightly less than that of the United States. Despite experiencing a market consolidation in the last few years, the market remains fragmented. Management estimates that the Argentine subscription television market is served by as many as 1,000 independent companies.


     The Argentine government initiated an economic reform plan in 1991 to promote a stable currency, free market policies and economic efficiencies. The reform plan included one-for-one convertibility of the Argentine Peso into the U.S. Dollar by the Banco Central de la Republica Argentina (the "Central Bank"), the adoption of free market policies, the privatization of state-owned businesses and the reduction of the role of government in business. These economic reforms have resulted in a stable currency, a sharp reduction in the rate of inflation, an influx of foreign investment, improvements in infrastructure and increased economic efficiency.

     At present, Argentine cable television systems are prohibited from offering telephony service. Likewise, Telecom Argentina STET -- France Telecom S.A. ("Telecom") and Telefonica de Argentina S.A. ("Telefonica"), the holders of the two geographic monopoly concessions for telephony in Argentina, are prohibited from offering video programming. The monopoly concessions granted to Telecom and Telefonica expire in November 1997, although they may become eligible for an extension of their concessions for an additional three years terminating in November 2000. Upon expiration of the telephone monopoly period, management believes that the telecommunications industry in Argentina may be deregulated, allowing for the sale of multiple services through common delivery systems. This convergence, if it occurs, would enable the Company and other telecommunications providers to bundle telephony, video and data services for delivery to customers through an integrated telecommunications network.

ACQUISITION AND EXPANSION STRATEGY

     Management anticipates that it will continue to focus the Company's acquisition activity in Argentina. However, the Company is also exploring cable television and other telecommunications opportunities in other Latin American markets that are consistent with the Company's strategy. The Company seeks to maintain a highly disciplined approach to expansion through the consideration of many factors, including the: (i) cost of acquisition per subscriber; (ii) cost of acquisition as a multiple of projected cash flow; (iii) competitive nature of the market; (iv) pricing of services; (v) technical conditions of the acquired company; and (vi) availability and cost of financing.

     Since April 1994, the Company has expanded from a single cable television system to a network of 13 systems in 11 cities, operating in seven "clusters." The Company concentrates acquisition and expansion efforts on specific geographic areas to achieve strategic presence. Management believes that geographic considerations are of major importance in the ongoing consolidation of the Argentine cable television market and the anticipated convergence of telecommunications services.

     The Company focuses its acquisition efforts on creating clusters of cable television systems. Cable television clusters enable the Company to benefit from economies of scale through reduced marketing and personnel costs, particularly in systems where cable television service can be delivered through a central headend reception facility.

     Historically, the Company has acquired cable television systems within markets served by more than one cable television system. Over time, the Company seeks to consolidate markets through acquisition or attrition. The Company believes that such consolidation increases customer stability and contributes to improved operating and financial performance.

OPERATING STRATEGY


     The Company seeks to maximize the financial performance of its cable television systems by: (i) emphasizing subscriber satisfaction and retention;
(ii) standardizing operations; and (iii) upgrading and expanding existing networks. A long-term strategy of the Company is to develop an interactive, integrated network that would enable the bundling of video, voice and data services.


     The Company emphasizes subscriber satisfaction and retention by customizing program offerings, improving signal quality, improving customer service, increasing subscriber communication and maintaining a strong community image.

     To improve the financial performance and operating efficiencies of its acquired cable television systems, upon consummation of an acquisition, the Company immediately begins to standardize operations to create a homogeneous operating environment that provides uniform, timely and centralized financial reporting, strong cash controls, uniform organization and operating procedures, improved service to customers and reliable communications.

     The Company plans to upgrade existing systems in selected markets to enable it to provide better value to its customers and to increase subscriber revenue by increasing the number of program channels offered, offering additional services and improving service to customers. Expanding existing networks will provide an opportunity to increase the subscriber count by extending service to homes not previously served by the Company and to increase revenues per subscriber by selling additional services.

     A long-term strategy of the Company is to develop an interactive, integrated telecommunications network that would enable the Company to bundle multiple types of telecommunications services for sale to subscribers. Such a network would enable the Company to increase revenues from the sale of additional services, to improve signal quality and network reliability and to solidify market share.

     The Company was incorporated in Texas in 1980. The Company's executive offices are located at 327 Congress Avenue, Suite 200, Austin, Texas 78701 and its telephone number is (512) 476-2995.

                                  THE OFFERING


Common Stock Offered by the Company.................   10,366,940 shares
Common Stock Offered by the Selling Shareholders....   633,060 shares
Common Stock Outstanding after the Offering.........   23,876,725 shares(1)
Use of Proceeds by the Company......................   Repayment of indebtedness, possible future
                                                       acquisitions and capital expenditures, and
                                                       general corporate purposes. See "Use of
                                                       Proceeds."
Nasdaq Small-Cap Market Symbol......................   TESC
Proposed AMEX Symbol................................   TES


- ---------------


(1) Does not include: (i) up to 2,827,136 shares of Common Stock subject to outstanding options and warrants at June 30, 1997; (ii) 693,864 shares of Series 1990 10% Convertible Preferred Stock ("Series 1990 Preferred Stock"), each share of which is currently convertible into approximately 1.25 shares of Common Stock; and (iii) 129,250 shares of Series 1995 8% Convertible Preferred Stock ("Series 1995 Preferred Stock"), each share of which is currently convertible into 32 shares of Common Stock. See "Description of Capital Stock -- Preferred Stock."


                                  RISK FACTORS

     Investors should consider the risk factors involved in connection with an investment in the Common Stock offered hereby and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."

             SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


     The summary selected consolidated financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The historical statements of operations data set forth below with respect to the years ended March 31, 1995, 1996 and 1997 are derived from the Company's audited Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The historical statement of operations data set forth below with respect to the three months ended June 30, 1996 and 1997, and the historical balance sheet data as of June 30, 1997, are derived from the Company's unaudited Consolidated Financial Statements, which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited periods. The Company's Argentine cable television operations are not reflected in the Company's consolidated results of operations for periods prior to the fiscal year ended March 31, 1996. Consequently, financial results from periods prior to fiscal 1996 should not be considered comparable to results for subsequent periods.



                                                                                               THREE MONTHS ENDED
                                                                  YEARS ENDED MARCH 31,             JUNE 30,
                                                              -----------------------------    -------------------
                                                               1995       1996       1997       1996        1997
                                                              -------    -------    -------    -------     -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $    --    $16,009    $22,580    $ 5,402     $ 7,129
Operating costs.............................................       --     11,432     16,264      3,915       5,202
General and administrative expenses.........................    1,468      3,062      3,691        878         862
Depreciation................................................       12      1,910      3,603        806       1,330
Amortization of franchise costs.............................       --      1,075      1,413        333         444
                                                              -------    -------    -------    -------     -------
Operating loss..............................................   (1,480)    (1,470)    (2,391)      (530)       (709)
Interest and other income...................................    1,127        425        254         94           5
Interest expense............................................        3        356        346         39         320
                                                              -------    -------    -------    -------     -------
Loss from continuing operations before provision for income
  taxes.....................................................     (356)    (1,401)    (2,483)      (475)     (1,024)
Income tax expense(1).......................................       --        117        899        113         114
Income from discontinued operations, net....................      585         --         --         --          --
Minority interest in the loss of consolidated
  subsidiaries..............................................       --         23         --         14          16
                                                              -------    -------    -------    -------     -------
Net income (loss)...........................................      229     (1,495)    (3,382)      (574)     (1,122)
Preferred stock dividends...................................      347        637      1,495        383         366
                                                              -------    -------    -------    -------     -------
Net loss applicable to common stock.........................  $  (118)   $(2,132)   $(4,877)   $  (957)    $(1,488)
                                                              =======    =======    =======    =======     =======
Loss per share applicable to common stock...................  $ (0.02)   $ (0.19)   $ (0.38)   $ (0.08)    $ (0.12)
                                                              =======    =======    =======    =======     =======
OTHER OPERATING DATA:
System cash flow(2).........................................      N/A    $ 4,577    $ 6,316    $ 1,487     $ 1,927
EBITDA(2)...................................................      N/A      1,515      2,625        609       1,065
Net cash provided by (used in) operating activities.........  $   (96)       456      3,779        567         600
Net cash provided by (used in) investing activities.........   (4,143)   (13,782)   (16,671)    (2,283)     (1,071)
Net cash provided by (used in) financing activities.........     (414)    19,076      5,985         73        (356)



                                                                   JUNE 30, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              -------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   797      $25,676
Total assets................................................   48,001       72,880
Debt........................................................    7,227        1,227
Redeemable preferred stock..................................      833          823
Total stockholders' equity..................................   32,178       63,364


- ---------------

(1) Income tax regulations of Argentina do not allow losses of one subsidiary to offset income from another subsidiary in a consolidated return, resulting in income tax expense for the Company despite net losses in those years.

(2) "System cash flow" is defined as revenues less operating costs. "EBITDA" is defined as net income (loss) before: (i) minority interest in the loss of consolidated subsidiaries; (ii) income from discontinued operations; (iii) income tax expense; (iv) interest expense; (v) interest and other income;
    (vi) amortization of franchise costs; and (vii) depreciation. Although system cash flow and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), management believes that they are useful to an investor in evaluating the Company because they are measures widely used in the cable television industry to evaluate performance. System cash flow and EBITDA are not meaningful for the fiscal year ended March 31, 1995, because the Company's cable operations were not consolidated in that fiscal year. Further, system cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP as a measure of liquidity or profitability.



(3) The summary as adjusted information set forth reflects the sale by the Company of 10,366,940 shares of Common Stock offered hereby at an assumed offering price of $3.3125 per share and the application of the estimated net proceeds therefrom, and assumes redemption of $6,000,000 in principal amount of 13% Senior Notes due February 1998. If the holders thereof choose not to redeem such notes, the Company will maintain sufficient cash on its books to pay the notes at maturity. The cash and cash equivalents balance, as adjusted, has been reduced by an amount equal to the outstanding principal and accrued interest owed by the Company on the 13% Senior Notes at June 30, 1997. The cash and cash equivalents balance was not adjusted to reflect the anticipated payment of principal and interest on an unsecured $500,000 revolving credit facility made available to the Company by the Jack R. Crosby Inter Vivos Trust because such credit facility was not outstanding at June 30, 1997. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.


     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") (and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies; (iv) the use of the net proceeds to the Company of the Offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus including, without limitation, the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as information contained in the Company's filings with the Commission, identify important factors that could cause such differences.


     COUNTRY RISKS. Substantially all of the Company's assets and operations are located in Argentina, which is generally considered to be an emerging market. In addition, the Company is exploring opportunities in other Latin American markets. Emerging markets, including Argentina and the other countries in which the Company is exploring opportunities, are more volatile and less developed economically and politically than markets in the United States and Western Europe. Relatively minor changes in economic, political and governmental conditions in the Company's markets may result in significant adverse economic consequences, which in turn could have a detrimental impact on the business, results of operations and financial condition of the Company. Therefore, an investment in the Company is riskier than it would be if the Company's assets and operations were located in the United States.

     Argentine Governmental Risks. The Argentine government exercises significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and the Company in particular. Argentine governmental activities may also affect the ability of foreign companies to transact business in Argentina, market conditions, and prices and returns on securities issued by companies with significant investments in Argentina, including the Company.

     Prior to 1981, Argentina experienced alternating periods of democratically elected governments and military interventions, which resulted in significant inconsistencies in governmental policy. Although Argentina held its third consecutive democratic Presidential election in 1995, there can be no assurance that Argentina will continue to be governed through a democratic form of government. Any military intervention or other change in the form of government could result in changes in governmental and economic policies, which could have an adverse impact on the business, results of operations and financial condition of the Company.

     Argentine Economic Risks. In the past, Argentina has experienced periods of slow or negative economic growth, high inflation, large currency devaluations and limited availability of foreign exchange. Prior to 1992, the Argentine economy experienced hyper-inflation and periods of extreme economic volatility and turmoil, resulting in broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. Dollar. In 1988, 1989, 1990 and 1991 the annual inflation rates in Argentina were approximately 388%, 4,924%, 1,344% and 172%, respectively, based on the Argentine Consumer Price Index. Percentage changes in the GDP for those same years were approximately -1.9%, -6.2%, 0.1% and 8.9%, respectively. On March 20, 1991, the Argentine government adopted a currency board system (the "Convertibility Plan") for the purpose of reducing inflation and promoting currency stability. The Convertibility Plan included the Convertibility Law and a regulatory decree, which became effective on April 1, 1991. Under the Convertibility Plan, the

Argentine government mandated that every Argentine Peso in circulation be fully backed by one U.S. Dollar held in deposit by the Central Bank. Additionally, the Convertibility Plan provides that all holders of Argentine Pesos can surrender their Pesos at the Central Bank and receive in exchange an equal number of U.S. Dollars.

     Concurrent with the adoption of the Convertibility Plan, the Argentine government adopted or implemented economic reform laws based upon the adoption of free market policies, the privatization of state-owned businesses, and the reduction of the role of government in business (collectively, the "Economic Reform Plan"). Passage of and adherence to the Convertibility Plan and Economic Reform Plan is generally considered to have resulted in stabilization in the value of the Argentine Peso relative to the U.S. Dollar, a significant reduction in the level of inflation, economic growth, an influx of foreign investment, improvements in infrastructure and increased economic efficiency. The negative consequences of the Convertibility Plan and Economic Reform Plan included a sharp reduction in the ability of the Argentine government to manage the economy through changes in the money supply and increased levels of unemployment resulting primarily from privatizations and increased enterprise efficiencies.

     Changes in governmental policies affecting adherence to the Convertibility Plan and Economic Reform Plan could have an adverse impact on the economy of Argentina and the business, results of operations and financial condition of the Company. In addition, there can be no assurances as to the continued success of these measures. The currency board system adopted by Argentina as part of the Convertibility Plan is virtually without precedent. Doubts exist among economists regarding the long-term efficacy of a currency board system, and no assurances can be made as to whether the Convertibility Plan will result in long-term currency stability and moderate inflation. Factors that could undermine the continued success of the Convertibility Plan and the Economic Reform Plan include relatively high unemployment rates, trade and tariff barriers that currently contribute to foreign trade deficits, relatively high cost of labor, fiscal deficits in excess of International Monetary Fund targets and continued reliance on foreign debt. If the Convertibility Plan and the Economic Reform Plan do not continue to be successful, Argentina may face a return to economic instability, the implementation of foreign exchange controls, difficulty in making its future national debt payments or a currency devaluation. These or other effects on the Argentine economy may cause adverse financial or operational difficulties for the Company.

     Regional Economic Volatility. The economy of Argentina may be negatively impacted by adverse economic developments in other countries, especially those in the Latin American region. This negative impact could result even though the adverse economic developments are unique to a specific country other than Argentina.

     For example, on December 20, 1994 the currency of the Republic of Mexico suffered a major devaluation as a result of the Mexican central bank's inability to support the value of the Mexican Peso relative to the U.S. Dollar. The devaluation resulted in an economic crisis in Mexico. Although it is generally considered that the currency devaluation and economic crisis in Mexico resulted from political and economic factors that were unique to Mexico, other Latin American economies, including that of Argentina, were negatively impacted by the resulting impairment of confidence. As a consequence, in 1995 Argentina experienced a sharp decline in foreign investment, significant reductions in bank deposits and foreign reserves, increased unemployment, contraction of its GDP and a decline in the value of stocks and bonds traded on the Argentine stock exchange. The Argentine government responded to these developments by increasing the Value Added Tax to 21% from 18%, reducing government spending to minimize fiscal deficits, increasing bank reserve requirements and reaffirming its commitment to a stable currency and free market economy. Liquidity improved after implementation of these measures and bank deposits and foreign reserves that were lost during the crisis were recovered by the end of calendar 1996. Unemployment rates have declined to approximately 17% from 21%, but remain at historically high levels.

     In the future, regional volatility may again impact Argentine politics and economics. There can be no assurance that such regional volatility would not have an adverse impact on the economy of Argentina or the business, results of operations and financial condition of the Company.

     HISTORY OF LOSSES. The Company reported net operating losses of approximately $1.5 million, $2.4 million and $709,000 in fiscal 1996, fiscal 1997 and for the three months ended June 30, 1997, respectively. Financial results of the Company prior to fiscal 1996 were for an unrelated business and should not be considered comparable to the results over the past two fiscal years. The Company had an accumulated deficit of approximately $35.5 million at June 30, 1997. There can be no assurance that the Company will be able to achieve sustained profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Financial and Other Data."

     SUSTAINABILITY OF RECENT GROWTH THROUGH ACQUISITIONS. The Company commenced its cable television operations in April 1994 with the acquisition of a system in Ushuaia, Argentina. Since that date, the Company has experienced rapid growth in its cable television operations as a result of the number and size of acquisitions consummated by the Company. The Company completed five acquisitions in fiscal 1995 (inclusive of the system in Ushuaia), two acquisitions in fiscal 1996 and six acquisitions in fiscal 1997. Primarily as a result of these acquisitions, the Company's cable television operations grew to approximately 70,000 subscribers at June 30, 1997 and annual revenues derived from cable television operations have grown from $10.3 million (unconsolidated) in fiscal 1995 to $22.6 million in fiscal 1997.

     The Company's growth and pace of acquisitions has placed, and will continue to place, a substantial burden on the Company's management, operational, financial and accounting resources. The successful management of this growth will require the Company to continue to implement and improve its financial and management information systems and to train, motivate and manage its employees. There can be no assurance that the Company will be able to identify, consummate or integrate acquisitions without substantial delays, costs or other problems. Once integrated, an acquired cable television system may not achieve sales, profitability and asset productivity commensurate with the Company's other operations. In addition, acquisitions involve several other risks, including adverse short-term effects on the Company's reported operating results, write downs of goodwill and other intangibles, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, the amortization of intangible assets and risks associated with unanticipated problems or legal liabilities. The Company's failure to manage growth effectively would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Acquisition and Expansion Strategy."


     DEPENDENCE ON ACQUISITIONS FOR FUTURE GROWTH. The Company's growth strategy is dependent principally on its ability to acquire existing cable television systems. Successful acquisitions involve a number of factors that are difficult to control, including the identification of potential acquisition candidates, the willingness of owners to sell on reasonable terms and the satisfactory completion of negotiations. There can be no assurance that the Company will be able to identify and timely acquire acceptable acquisition candidates on terms favorable to the Company. Assuming the availability of capital, the Company's plans include an aggressive acquisition program. The Company continues to evaluate potential acquisitions and is currently in discussions to acquire cable television systems in Argentina for an aggregate of up to $15.0 million. There can be no assurance that any of these acquisitions will be consummated. It is possible that an agreement in principle or a definitive agreement as to one or more acquisitions will be executed prior to the consummation of the Offering. The Company anticipates that it will acquire a cable television system serving San Martin de los Andes, Neuquen Province for approximately $2.6 million. The time within which the Company will use the net proceeds of the Offering will depend upon the number, size and timing of future acquisitions, factors that are difficult to predict. The failure to complete acquisitions and continue expansion could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Acquisition and Expansion Strategy."


     NEED FOR ADDITIONAL CAPITAL. The Company's cash requirements have been and will continue to be significant. In fiscal 1995, 1996 and 1997, the Company used (net of cash from acquired companies) $12.3 million, $14.8 million and $14.2 million, respectively, for acquisitions and the retirement of acquisition-related debt. The continued pursuit of the Company's expansion strategy will require significant additional capital resources. Capital is needed not only for acquisitions, but also to service acquisition-related indebtedness and for the effective integration, systemization, operation and expansion of the acquired cable systems. The Company intends to use a substantial portion of the net proceeds of the Offering to fund its acquisition strategy. Even if the proceeds of the Offering are employed as contemplated, further acquisitions may have to be financed through either the issuance of additional shares of Common Stock, convertible securities or options or warrants to purchase shares of Common Stock, which would dilute the percentage ownership of existing shareholders, including prospective investors in the Offering, the issuance of debt instruments or other increases in the Company's borrowing, which would increase the Company's leverage position, or a combination of both. See "Use of Proceeds" and "Business -- Acquisition and Expansion Strategy."

     RELIANCE ON SOLE SUPPLIER FOR SOCCER PROGRAMMING. The Company is dependent on one program supplier for a majority of the Argentine soccer programming in the Company's basic tier and all of the soccer programming in its premium tier. Management believes that its Argentine soccer programming is the only television content that cannot be readily replaced by similar programming from a different supplier. The Company's current programming contracts for soccer are due to expire at various times during fiscal 1998. While the Company intends to renew these contracts as they expire, there is no assurance that renewal of such contracts will be available at acceptable prices. The Company believes that it has a good relationship with the supplier who provides the soccer programming, but there can be no assurance that the Company will be able to maintain this relationship. The loss of this soccer programming would result in the loss of all revenues from the premium tier and could result in the loss of some basic subscribers, which would have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Programming Suppliers."


     ISSUANCES OF LICENSES. The Comite Nacional de Radiodifusion ("COMFER"), an Argentine governmental agency that has authority analogous to that of the Federal Communications Commission over television broadcasting in the United States, licenses and regulates cable television operations in Argentina. Prior to the ratification of the Treaty Concerning the Reciprocal Protection and Encouragement of Investment (the "Bi-Lateral Treaty") between Argentina and the United States in October 1994, COMFER did not issue licenses to own and operate cable television systems to companies controlled by United States companies. To the knowledge of the Company, COMFER has issued licenses to two companies controlled by United States companies since that time. The Company intends to seek authorization from COMFER as a principal owner of its subsidiaries. A decision by COMFER to deny the authorization of the Company would require the Company to continue to operate systems pursuant to licenses that are held by subsidiaries whose owners may not have been approved by COMFER, which could have a material adverse effect on the business, results of operations and financial condition of the Company. There can be no assurance that there will not be changes in the current regulatory scheme, the imposition of additional regulations or the creation of new regulatory agencies, that would restrict or curtail the ability of the Company to acquire, operate and dispose of its cable television systems or, in general, to compete profitably with other operators of cable television systems and other telecommunication properties. Further, there can be no assurance that there will not be other regulatory changes, including aspects of deregulation, that will result in a decline in the value of licenses held by the Company or its affiliates or adversely affect the Company's competitive position. See "Business -- Regulation."


     RELIANCE ON KEY PERSONNEL. The operations and financial performance of the Company are highly dependent upon the continued involvement of Jack R. Crosby, the Chairman and Chief Executive Officer of the Company, Jack S. Gray, Jr., the President and Chief Operating Officer of the Company and the Company's Joint Venture Partners, Osvaldo Rossi and Carlos Saba, who are key employees of the Company in Argentina. The Company does not have employment agreements with any of these persons. Certain of the Company's cable television systems and the licenses to own and operate those cable television systems in Argentina are held in the names of Messrs. Rossi and Saba. The death, departure or incapacity of any of these persons could have a material adverse impact on the business, results of operations and financial condition of the Company, and there is no assurance that the Company could replace any or all of these executive officers or key employees with persons having comparable management and operating skills. The Company does not maintain "key man" insurance on any of its officers or key employees and does not currently plan to obtain any such coverage. See
"-- Issuances of Licenses" and "Management."

     COMPETITION. The cable television industry in Argentina is highly competitive and is currently characterized by significant changes in technology. In addition, cable television systems are subject to competition from other communications and entertainment media, including movie theaters, live sporting events, interactive computer programs and home video products such as video cassettes. Many of the Company's competitors have greater financial and technical resources than the Company. The Company may be required to devote significant resources and effort to implement or obtain rights to new development of technology in order to remain competitive.

     Argentina authorizes competitive cable television services to operate in the same geographic markets. Accordingly, in several of its current markets, the Company faces competition from other cable television systems for the same subscribers. Also, there are few regulatory barriers to competitors seeking to enter markets currently dominated by the Company. It is likely that many of the markets targeted by the Company for future expansion will include cable television systems engaged in direct competition with other operations in a given market. There is no assurance that the Company will be able to consummate the acquisitions necessary to secure these markets.


     Recent developments in the Argentine market indicate that major telecommunications providers are entering the cable television industry. Telefonica de Espana International S.A., an affiliate of Telefonica, has acquired a 25% ownership interest in Multicanal S.A., the largest cable television company in Argentina. Affiliates of Telecom have acquired a 51% ownership interest in a major cable television operation located in Neuquen Province, Argentina. U S West Media Group, an affiliate of U S West, Inc., has acquired an approximate 90% ownership interest in the parent of Video Cable Comunicaciones S.A., a major Argentine cable television company. Tele-Communications International, Inc., an affiliate of the largest operator of cable television systems in the United States, has acquired a 51% ownership interest in Cablevision, S.A., a major cable television company serving Buenos Aires. The Company's ability to locate and acquire systems at acceptable prices may be diminished as competition for subscribers and cable television systems increases. There is no assurance that the Company can successfully compete against larger companies for the acquisition of cable television systems in Argentina or other countries in Latin America.


     In the United States, regional telephone companies have announced plans to begin offering cable television service through fiber optic trunk lines and coaxial or copper drop distribution networks. At present, Argentine telephone companies are prohibited from supplying video programming to subscribers through the telephone system. However, active discussions are reportedly occurring in the executive and legislative branches of the Argentine government concerning a possible deregulation of the telecommunications industry, including deregulation of providers of voice, data and video services. Deregulation will likely result in direct competition among telephone companies and cable television companies with regard to the supply of voice, data and video signals. While deregulation will provide the Company and other cable television operators the opportunity to compete in additional markets, it will also subject such companies to competition from additional competitors who are well capitalized and technically competent.


     Cable television systems, such as the systems operated by the Company, are also subject to competition from alternative means of signal transmission including, but not limited to, Microwave Multi-Point Distribution Systems ("MMDS"), Ultra High Frequency systems ("UHF"), Microwave Master Antenna Television systems ("MATV"), Satellite Master Antenna Television systems ("SMATV"), Home Satellite Television systems ("HSTV") and Direct Broadcast Satellite ("DBS"). The advantages of DBS over cable include the quality of signal and quantity of channel offerings. Certain providers recently began offering DBS in Argentina. Although DBS is relatively expensive and lacks local programming, widespread acceptance of DBS in Argentina could have a material adverse effect on the Company. See "Business -- Competition" and "-- Operating Strategy."


     LABOR RELATIONS. In Argentina, labor unions are strong and influential. Approximately 80% of the Company's Argentine employees are unionized. In the future, the Company's efforts to modernize its operations and the potential negative effects of any Argentine inflation on real wages could result in labor conflicts. Accordingly, no assurances can be given that strikes or any other type of conflict with unions or personnel will not have a material adverse effect on the Company. See "Business -- Employees."

     LIMITED INSURANCE COVERAGE. The Company's operating subsidiaries obtain insurance in type and amount customary for the property in their systems. However, consistent with industry practice in the United States, they do not insure the entire cable portion of cable television systems. Any catastrophe affecting a significant portion of a system's cable could result in substantial uninsured losses.


     BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS. Current beneficial holders of the Company's Common Stock will benefit directly from the Offering. Upon completion of the Offering, the Company is required to offer to redeem $6.0 million in principal balance of certain debt that is outstanding or, if the debt holders elect not to have their notes redeemed, keep cash on hand equal to the principal balance thereof until such debt matures in February 1998. The debt is outstanding to a group of investors that includes a director, beneficial holders of over 5% of the Company's capital stock, and certain other shareholders. Winston J. Churchill, a director of the Company and the beneficial owner of over 5% of the outstanding Common Stock, and his wife own $200,000 in principal amount of this debt. The South America Fund N.V., a Selling Shareholder and beneficial owner of over 5% of the Company's Series 1995 Preferred Stock, owns $1.0 million in principal amount of the debt, which may also be deemed to be owned by BEA Associates, a beneficial owner of over 5% of the outstanding Common Stock. Each of Clarex Limited and Banque Nationale de Paris (Switzerland) Ltd., beneficial owners of over 5% of a class of the Company's voting securities, own $500,000 in principal amount of this debt. In addition, the Company will use up to $500,000 of the proceeds of the Offering to repay a loan made to the Company in August 1997 by the Jack R. Crosby Inter Vivos Trust. Jack R. Crosby, the Chairman of the Board and Chief Executive Officer of the Company, established the Jack R. Crosby Inter Vivos Trust, which holds 172,043 shares of Common Stock, but is neither a trustee nor a beneficiary of the trust. If the Company obtains additional financing from one or more affiliates prior to the closing of this Offering, it is contemplated that any such amounts will be repaid from the proceeds of this Offering. See "Use of Proceeds," "Certain Transactions" and "Principal and Selling Shareholders."



     CONVERTIBLE PREFERRED STOCK. The Company's Articles of Incorporation preclude the declaration or payment of dividends on the Common Stock unless dividends on the Series 1990 Preferred Stock and Series 1995 Preferred Stock have been declared and paid in full or declared and a sum sufficient to pay such declared dividends set aside. The Company paid $637,000 and $1.5 million in dividends on both series of preferred stock in fiscal 1996 and 1997, respectively. In addition, in the event of liquidation, the holders of Series 1990 Preferred Stock are entitled to receive $5.00 per share plus accrued and unpaid dividends before the holders of Common Stock or Series 1995 Preferred Stock are entitled to receive any of the liquidation proceeds. In the event of liquidation, the holders of Series 1995 Preferred Stock are entitled to receive $100.00 per share plus accrued and unpaid dividends before the holders of Common Stock are entitled to receive any of the liquidation proceeds. Consequently, because the Series 1990 Preferred Stock and the Series 1995 Preferred Stock are entitled to receive preferential dividends and preferential treatment on liquidation, the Series 1990 Preferred Stock and the Series 1995 Preferred Stock could recover disproportionately higher returns than the Common Stock, particularly if the proceeds of a liquidation were less than or only marginally greater than the aggregate liquidation preference for the Series 1990 Preferred Stock and the Series 1995 Preferred Stock. In addition, the holders of the Series 1990 Preferred Stock and Series 1995 Preferred Stock have the option of converting into Common Stock if it appears that the Common Stock will recover more than the Series 1990 Preferred Stock or the Series 1995 Preferred Stock, respectively, in the event of liquidation. See "Description of Capital
Stock -- Preferred Stock."



     DILUTION. Purchasers of Common Stock in the Offering will incur immediate and substantial dilution in the net tangible book value per share of the Common Stock from the offering price as compared to the increase in net tangible book value per share that will accrue to existing shareholders. Based on an assumed offering price of $3.3125 per share, such dilution would have been equal to $2.24 at June 30, 1997. See "Dilution."



     MARKET FOR COMMON STOCK; ILLIQUID SECURITIES. The Common Stock is currently quoted on the Nasdaq Small-Cap Market. Application has been made for listing of the Common Stock on AMEX. However, no assurance can be given that the Common Stock will be approved for listing on AMEX. There have been periods of significant volatility in the market price and trading volume of the Common Stock, which in many cases were unrelated to the operating performance of, or announcements concerning, the Company. General market price declines or market volatility in the future could adversely affect the price of the Common Stock. In addition, the trading price of the Common Stock has been and is likely to continue to be subject to significant fluctuations in response to variations in quarterly operating results, the successful integration of acquired companies, changes in management, competitors, regulatory changes, general trends in the industry, recommendations by securities industry analysts and other events or factors. This volatility has been exacerbated by the lack of a significant public float in the Common Stock, which has the effect of reducing liquidity in the Company's Common Stock in the hands of institutional and other large holders, thus reducing interest among market analysts and contributing to limited market support. There can be no assurance that an adequate trading market can be maintained for the Common Stock. Also, many lending institutions in the United States will not permit the use of low-priced or thinly traded securities as collateral for loans. See "Price Range of Common Stock."

     ABSENCE OF DIVIDENDS. The Company has not historically declared or paid dividends on its Common Stock and has no plans to do so in the foreseeable future. In addition, the Company's Articles of Incorporation preclude the declaration or payment of dividends on the Common Stock unless the Series 1990 Preferred Stock dividends and the Series 1995 Preferred Stock dividends have been declared and paid in full or declared and a sum sufficient to pay such declared dividends set aside. The terms of certain of the Company's debt, which matures in February 1998, restrict the ability of the Company to pay dividends on the Common Stock for so long as that debt is outstanding. See "Dividend Policy."


     SHARES ELIGIBLE FOR FUTURE SALE. After the completion of the Offering, the Company will have 23,876,725 shares of Common Stock outstanding. Of those shares, a total of 21,892,003 will be freely tradable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Officers and directors of Tescorp, the Selling Shareholders and certain other shareholders, who beneficially own an aggregate of 5,318,517 shares of Common Stock (including 633,060 shares to be sold in the Offering), and the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities. See "Shares Eligible for Future Sale."


     IMMUNITY OF CERTAIN ASSETS FROM ATTACHMENT. Under Argentine law, attachment of a company's property prior to execution and attachment of a company's property in aid of execution will not be ordered by courts of Argentina with respect to property that is located in Argentina and determined by such courts to be dedicated to the provision of essential public services. A substantial portion of the Company's assets may be considered to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to certain of the Company's assets, such assets would not be subject to attachment, execution or other legal process and the ability of a creditor of the Company to realize a judgment against the assets of the Company may be adversely affected.


     ANTI-TAKEOVER PROVISIONS. The new Texas Business Combination Law, which became effective September 1, 1997, restricts certain transactions between a public corporation and affiliated shareholders. The statute, which is applicable to the Company, may have the effect of inhibiting a non-negotiated merger or other business combinations involving the Company. See "Description of Capital Stock -- Statutory Business Combination Provision."



     In addition, the Company's Articles of Incorporation authorize 5,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"), of which only 833,114 shares were issued and outstanding at June 30, 1997. The Preferred Stock may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. Additional series of Preferred Stock might be issued that would grant dividend preferences and liquidation preferences to preferred shareholders over holders of the Common Stock. Unless the nature of a particular transaction, applicable statutes or AMEX or Nasdaq rules require such approval, the Board of Directors has the authority to issue Preferred Stock without shareholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without any further action by the shareholders. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 10,366,940 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $3.3125 per share (the last reported sales price of the Common Stock on the Nasdaq Small-Cap Market on September 5, 1997), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $31.2 million ($36.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.



     Pursuant to the terms of the 13% Senior Notes (the "Acquisition Notes") issued in February 1997, the Company will offer to redeem the Acquisition Notes at their principal balance of $6.0 million plus accrued interest immediately following the closing of this Offering. To the extent that any holders of the Acquisition Notes do not elect to have their Acquisition Notes redeemed, the Company will maintain cash on its books equal to the principal balance of the unredeemed Acquisition Notes until their maturity date in February 1998. The Acquisition Notes were issued in connection with the Company's acquisitions of Televiedma S.R.L. and Cable Viedma S.R.L., and were purchased by a group of investors that included current shareholders of the Company. The Acquisition Notes bear interest at 13.0% per annum and have an outstanding principal balance of $6.0 million. See "Certain Transactions" and "Risk Factors -- Benefits of the Offering to Current Shareholders."



     Approximately $500,000 of the net proceeds of the Offering will be used to repay an unsecured revolving credit facility made available to the Company in August 1997 by the Jack R. Crosby Inter Vivos Trust (the "Interim Loan"). The proceeds of the Interim Loan were used by the Company for working capital purposes. The Interim Loan bears interest at 11.0% per annum and principal and interest is payable on demand. The Company anticipates that it may obtain additional financing from its affiliates for working capital, capital expenditures and possible acquisitions, the balance of which, if any, will be paid out of the proceeds of this Offering. See "Certain Transactions" and "Risk Factors -- Benefits of the Offering to Current Shareholders."



     The Company and an affiliate of Prudential Securities Incorporated, one of the Underwriters, are discussing a credit facility in an amount of up to $12.5 million (the "Credit Facility"), which, if consummated, is expected to be closed prior to the closing of the Offering. The Credit Facility, if consummated, will bear interest at 11.0% per annum and will be due and payable within 90 days after the date of its closing. The net proceeds of such Credit Facility would be used by the Company prior to the closing of the Offering to repay the Interim Loan, for capital expenditures, including purchases of converter boxes, possible acquisitions and general working capital purposes. Any and all principal and interest outstanding under the Credit Facility, if any, will be repaid out of the net proceeds of the Offering and the Credit Facility will terminate as of the closing of the Offering. See "Underwriting."



     The remaining net proceeds will be used primarily to finance the expansion of the Company's business, including acquisitions of cable television systems. The Company anticipates that it will acquire a cable television system serving San Martin de los Andes, Neuquen Province for approximately $2.6 million. In addition, the Company is currently in discussions to acquire cable television systems in Argentina for an aggregate of up to $15.0 million. There can be no assurance that any of these acquisitions will be consummated. While the Company has had discussions regarding the acquisition of additional cable television systems in Argentina, the Company has no present commitments or agreements regarding any other transactions. However, the Company continues to evaluate potential acquisitions and negotiate with several potential acquisition candidates. It is possible that an agreement in principle or a definitive agreement as to one or more acquisitions will be executed prior to the consummation of the Offering. The time within which the Company will use the net proceeds of the Offering will depend upon the number, size and timing of future acquisitions, factors that are difficult to predict with certainty. To the extent not used for acquisitions, the net proceeds will be used for general corporate purposes, capital expenditures, including purchases of converter boxes, and working capital. Pending these uses, the net proceeds will be invested in short-term, investment grade or government securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included for quotation in the Nasdaq Small-Cap Market under the symbol "TESC." The following table sets forth, for the periods indicated, the high and low bid information for the Common Stock, as reported by the Nasdaq Small-Cap Market:


                                                                HIGH            LOW
                                                                ----            ---
FISCAL YEAR ENDED MARCH 31, 1996
  First Quarter.............................................     $4              $1 7/8
  Second Quarter............................................      3 9/16          2 3/4
  Third Quarter.............................................      3 7/8           2 3/4
  Fourth Quarter............................................      4 3/8           2 1/2
FISCAL YEAR ENDED MARCH 31, 1997
  First Quarter.............................................     $4 1/2          $3 1/4
  Second Quarter............................................      4 1/8           2 7/8
  Third Quarter.............................................      4 5/8           2 7/8
  Fourth Quarter............................................      4 5/16          3 1/4
FISCAL YEAR ENDING MARCH 31, 1998
  First Quarter.............................................     $4 1/8          $2 15/16
  Second Quarter (through September 5, 1997)................     $3 5/8          $3 1/16


     These quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.


     The last reported sales price of the Common Stock on September 5, 1997, as reported by the Nasdaq Small-Cap Market, was $3.3125 per share. At August 7, 1997, the 13,189,785 shares of Common Stock outstanding were held by approximately 346 shareholders of record. The Company estimates that there were approximately 1,650 beneficial owners of the Common Stock at August 7, 1997.



     Application has been made to have the Common Stock listed on AMEX under the symbol "TES" prior to the Offering.


                                DIVIDEND POLICY

     The Company has not historically declared or paid dividends on its Common Stock and has no plans to do so in the foreseeable future. In addition, the Company's Articles of Incorporation preclude the declaration or payment of dividends on the Common Stock unless the Series 1990 Preferred Stock dividends and the Series 1995 Preferred Stock dividends have been declared and paid in full or declared and a sum sufficient to pay such declared dividends set aside. The terms of the Acquisition Notes, which mature in February 1998, restrict the ability of the Company to pay dividends on the Common Stock for so long as the Acquisition Notes are outstanding.

                                    DILUTION


     Purchasers of the shares of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share of their Common Stock from the offering price. At June 30, 1997, the net tangible book value of the Company was approximately ($279,000), or ($0.02) per share. Net tangible book value per share is the amount of the Company's total tangible assets less total liabilities and minority interest, divided by the number of shares of Common Stock outstanding.



     Net tangible book value dilution per share represents the difference between the amount paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the conversion of the outstanding Preferred Stock and the sale of the shares of Common Stock offered hereby at an assumed offering price of $3.01 per share (after deducting the underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company at June 30, 1997 would have been approximately $1.07 per share. This amount represents an immediate increase in such net tangible book value of $1.09 per share to the existing shareholders and an immediate dilution of $2.24 to new investors purchasing shares at the assumed offering price. The following table illustrates this dilution on a per share basis:



Assumed public offering price...............................             $3.3125
  Net tangible book value before the Offering...............  $  (0.02)
  Increase attributable to sale of Common Stock to new
     investors..............................................      1.09
                                                              --------
Pro forma net tangible book value after the Offering........                1.07
                                                                         -------
Dilution in net tangible book value to new investors........             $  2.24



     The foregoing table assumes no exercise of the outstanding stock options and warrants after June 30, 1997. If all outstanding options and warrants at June 30, 1997 were included above, the pro forma net tangible book value per share at June 30, 1997, after giving effect to the Offering, would have been $1.22 and the dilution per share to new investors would have been $2.09.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1997 and as adjusted to reflect the sale by the Company of 10,366,940 shares of Common Stock offered hereby at an assumed offering price of $3.3125 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                   JUNE 30, 1997
                                                             --------------------------
                                                              ACTUAL     AS ADJUSTED(1)
                                                             --------    --------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents..................................  $    797       $ 25,676
                                                             ========       ========

Debt.......................................................  $  7,227       $  1,227
                                                             --------       --------
Minority interest..........................................       872            872
                                                             --------       --------
Stockholders' equity:
  Preferred stock, $1.00 par value, 5,000,000 shares
     authorized:
     Series 1990 Convertible preferred stock, 693,864
       shares issued and outstanding.......................       694            694
     Series 1995 Convertible preferred stock, 139,250
       shares issued and outstanding; 129,250 shares issued
       and outstanding as adjusted.........................       139            129
  Common stock, $.02 par value, 50,000,000 shares
     authorized, 13,189,785 shares issued and outstanding;
     23,876,725 shares issued and outstanding as
     adjusted(2)...........................................       264            477
  Additional paid-in capital...............................    66,553         97,536
  Accumulated deficit......................................   (35,472)       (35,472)
                                                             --------       --------
          Total stockholders' equity.......................    32,178         63,364
                                                             --------       --------
          Total capitalization.............................  $ 40,277       $ 65,463
                                                             ========       ========


- ---------------


(1) The as adjusted information assumes redemption of $6,000,000 in principal amount of the Acquisition Notes due February 1998. If the holders thereof choose not to redeem such notes, the Company will maintain sufficient cash on its books to pay the notes at maturity. The cash and cash equivalents balance, as adjusted, has been reduced by an amount equal to the outstanding principal balance of the Acquisition Notes at June 30, 1997. The cash and cash equivalents balance was not adjusted to reflect the anticipated payment of principal and interest on the Interim Loan because the Interim Loan was not outstanding at June 30, 1997. See "Use of Proceeds."



(2) Excludes 7,832,640 shares issuable upon exercise of outstanding options and warrants and conversion of convertible preferred stock.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


     The selected consolidated financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The historical statement of operations data set forth below with respect to the years ended March 31, 1995, 1996 and 1997 and the historical balance sheet data as of March 31, 1996 and 1997, are derived from the Company's audited Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The historical statement of operations data set forth below with respect to the years ended March 31, 1993 and 1994 and the historical balance sheet data as of March 31, 1993, 1994 and 1995, are derived from the Company's audited Consolidated Financial Statements not included herein. The historical statement of operations data set forth below with respect to the three months ended June 30, 1996 and 1997, and the historical balance sheet data as of June 30, 1997, are derived from the Company's unaudited Consolidated Financial Statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. The results for the three month period ended June 30, 1997 are not necessarily indicative of the results to be expected for any future period. The Company's Argentine cable television operations are not reflected in the Company's consolidated results of operations for periods prior to fiscal 1996. Consequently, financial results from periods prior to fiscal 1996 should not be considered comparable to the results for subsequent periods.



                                                                                                            THREE MONTHS
                                                                                                                ENDED
                                                                     YEARS ENDED MARCH 31,                    JUNE 30,
                                                        -----------------------------------------------   -----------------
                                                        1993     1994      1995       1996       1997      1996      1997
                                                        -----   -------   -------   --------   --------   -------   -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $  --   $    --   $    --   $ 16,009   $ 22,580   $ 5,402   $ 7,129
Operating costs.......................................     --        --        --     11,432     16,264     3,915     5,202
General and administrative expenses...................    917       851     1,468      3,062      3,691       878       862
Depreciation..........................................     --        --        12      1,910      3,603       806     1,330
Amortization of franchise costs.......................     --        --        --      1,075      1,413       333       444
                                                        -----   -------   -------   --------   --------   -------   -------
Operating loss........................................   (917)     (851)   (1,480)    (1,470)    (2,391)     (530)     (709)
Interest and other income (expense)...................     (7)      228     1,127        425        254        94         5
Interest expense......................................     27        15         3        356        346        39       320
                                                        -----   -------   -------   --------   --------   -------   -------
Loss from continuing operations
  before provision for income taxes...................   (951)     (638)     (356)    (1,401)    (2,483)     (475)   (1,024)
Income tax expense (benefit)(1).......................   (338)     (206)       --        117        899       113       114
Income from discontinued operations, net..............    951     3,529       585         --         --        --        --
Extraordinary item....................................    304        --        --         --         --        --        --
Cumulative effect of a change in accounting
  principle...........................................     --       785        --         --         --        --        --
Minority interest in the loss of consolidated
  subsidiaries........................................     --        --        --         23         --        14        16
                                                        -----   -------   -------   --------   --------   -------   -------
Net income (loss).....................................    642     3,882       229     (1,495)    (3,382)     (574)   (1,122)
Preferred stock dividends.............................    347       347       347        637      1,495       383       366
                                                        -----   -------   -------   --------   --------   -------   -------
Net income (loss) applicable to common stock..........  $ 295   $ 3,535   $  (118)  $ (2,132)  $ (4,877)  $  (957)  $(1,488)
                                                        =====   =======   =======   ========   ========   =======   =======
Net income (loss) per share applicable to common
  stock...............................................  $0.04   $  0.49   $ (0.02)  $  (0.19)  $  (0.38)  $ (0.08)  $ (0.12)
                                                        =====   =======   =======   ========   ========   =======   =======
OTHER OPERATING DATA:
System cash flow(2)...................................    N/A       N/A       N/A   $  4,577   $  6,316   $ 1,487   $ 1,927
EBITDA(2).............................................    N/A       N/A       N/A      1,515      2,625       609     1,065
Net cash provided by (used in) operating activities...    N/A       N/A   $   (96)       456      3,779       567       600
Net cash provided by (used in) investing activities...    N/A       N/A    (4,143)   (13,782)   (16,671)   (2,283)   (1,071)
Net cash provided by (used in) financing activities...    N/A       N/A      (414)    19,076      5,985        73      (356)

                                                                               MARCH 31,
                                                            -----------------------------------------------   JUNE 30,
                                                             1993      1994      1995      1996      1997       1997
                                                            -------   -------   -------   -------   -------   --------
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $   791   $ 6,148   $ 2,779   $ 8,529   $ 1,623   $   797
Total assets..............................................   14,701    15,758    23,018    44,245    49,627    48,001
Debt......................................................      578        73     3,246       448     7,262     7,227
Redeemable preferred stock................................      694       694       694       842       833       833
Total stockholders' equity................................   11,857    15,321    15,210    37,423    33,621    32,178


- ---------------

(1) Income tax regulations of Argentina do not allow losses of one subsidiary to offset income from another subsidiary in a consolidated return, resulting in income tax expense for the Company despite net losses in those years.


(2) "System cash flow" is defined as revenues less operating costs. "EBITDA" is defined as net income (loss) before: (i) minority interest in the loss of consolidated subsidiaries; (ii) income from discontinued operations; (iii) income tax expense; (iv) interest expense; (v) interest and other income;
    (vi) amortization of franchise costs; and (vii) depreciation. Although system cash flow and EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating the Company because they are measures widely used in the cable television industry to evaluate performance. System cash flow and EBITDA are not meaningful for the fiscal years ended March 31, 1995 and before, because the Company's cable operations were not consolidated in those fiscal years. Further, system cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP as a measure of liquidity or profitability.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The Consolidated Financial Statements provide additional information regarding the Company's financial activities and condition. Moreover, this discussion contains forward looking statements that include risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements.

RESULTS OF OPERATIONS

  Three Months Ended June 30, 1996 Compared to the Three Months Ended June 30, 1997


     During the period ended June 30, 1997, the Company operated cable television systems serving 11 cities, principally in southern Argentina. During the same period of the prior year the Company provided cable television service to eight Argentine cities. The Company acquired a competing cable television system serving Reconquista and Avellaneda, Santa Fe Province in August 1996, acquired another system serving Comodoro Rivadavia, Chubut Province in December 1996, and acquired two companies operating cable television systems serving the adjoining cities of Viedma, Rio Negro Province and Carmen de Patagones, Buenos Aires Province in February 1997. In March 1997, the Company also acquired a company operating a UHF system competing with the Company in San Carlos de Bariloche, Rio Negro Province. The results of the operations of each of these acquired systems are included in the Company's Consolidated Financial Statements from the dates of their respective acquisition.



     Revenues. Revenues increased 32.0% from $5.4 million in the period ending in 1996 to $7.1 million in the period ending in 1997 primarily as a result of the acquisitions listed above. Aggregate subscriber revenue from the cable television systems in operation during the 1997 period increased by approximately 5.0% over the same period in 1996 primarily as a result of a rate increase implemented in the Reconquista/Avellaneda market and from an increase in the number of basic subscribers served.


     Operating Costs. Operating costs increased 32.9% from $3.9 million in the period ending in 1996 to $5.2 million in the period ending in 1997 primarily as a result of the acquisitions listed above. As a percentage of revenues, Argentine cable television system operating costs increased from 72.5% in the period ending in 1996 to 73.0% in the period ending in 1997. Franchise and gross receipts taxes increased primarily as a result of the expiration of the Company's exemption from franchise fees payable to COMFER in Rio Gallegos and Ushuaia during the fiscal year ended March 31, 1997 ("Fiscal 1997") and the implementation by the Province of Tierra del Fuego of a gross receipts tax equal to 3% of revenues in late Fiscal 1997. The Company has requested extensions of the franchise fee exemptions retroactive to the original expiration dates from COMFER. However, the Company is not able to predict whether the extensions will be granted. Operating costs for the cable television systems in operation during both periods declined in the period ending in 1997 when compared to the period ending in 1996 as a result of reductions in personnel expenses, bad debts and other expenses achieved under the Company's management. One of the new systems incurred operating losses before depreciation and amortization, which reduced the Company's overall operating margins. The Company expects the financial performance of this system to improve significantly as restructuring and rebuilding measures are implemented.

     General and Administrative Expenses. General and administrative expenses decreased 1.9% from $878,000 in the period ending in 1996 to $862,000 in the period ending in 1997. As a percentage of revenues, general and administrative expense decreased from 16.3% in the period ending in 1996 to 12.1% in the period ending in 1997.

     Depreciation and Amortization. Depreciation and amortization increased 55.8% from $1.1 million in the period ending in 1996 to $1.8 million in the period ending in 1997 due primarily to the amortization of franchise costs of the acquisitions listed above and the depreciation of capital expenditures in existing cable television systems and the additional cable television plant of the newly acquired companies.

     Other Income (Expense). The Company had net other income of $55,000 in the period ending in 1996, while it had net other expense of $315,000 in the period ending in 1997. This change was due primarily to an $85,000 decrease in interest income and a $281,000 increase in interest expense associated with debt incurred in the last quarter of Fiscal 1997.

     Income Tax Expense. The Company experienced a net loss before provision for income taxes and minority interests for both periods. However, it incurred income tax expense in both periods primarily due to Argentine income tax regulations that prohibit the deduction of losses from one subsidiary against income from another subsidiary in a consolidated return.


     Preferred Stock Dividends. Preferred stock dividends decreased by 4.8% from $383,000 for the period ending in 1996 to $366,000 for the period ending in 1997 due to the conversion of certain shares of Series 1995 Preferred Stock.


  Year Ended March 31, 1996 Compared to the Year Ended March 31, 1997

     For the fiscal year ended March 31, 1996 ("Fiscal 1996") and Fiscal 1997, the operations of the Argentine Cable Companies and Argentine Joint Venture Companies (the "Latin American Operations") were included in the Company's consolidated statement of operations. The Company's results of operations for Fiscal 1996 and Fiscal 1997 tend not to be directly comparable as a result of acquisition activities. The Company's acquisitions during Fiscal 1996 and Fiscal 1997 include: (i) Teveca S.R.L. and Cable Plus Bariloche S.A. (collectively "BTC") in July 1995; (ii) SIR TV S.R.L. ("SIR TV") in December 1995; (iii) TV Nieve S.A. ("TV Nieve") in April 1996; (iv) Canal 4 Rawson Video Cable ("Canal 4 Rawson") in May 1996; (v) TV SIS S.R.L. ("TV SIS") in August 1996; (vi) Comodoro Rivadavia Sociedad Comercial Colectivade Television y Radiodifusion ("Comodoro Rivadavia") in December 1996; (vii) Televiedma S.R.L. ("Televiedma") and Cable Viedma S.R.L. ("Cable Viedma") in February 1997; and (viii) Vision Codificada S.A. ("Vision") in March 1997. The results of operations for these systems are included in the Company's Consolidated Financial Statements from the dates of their respective acquisition.

     Revenues. Revenues increased 41.0% from $16.0 million in Fiscal 1996 to $22.6 million in Fiscal 1997 primarily as a result of the acquisitions listed above. Aggregate subscriber revenue from the systems in operation during both fiscal years remained approximately level. Although revenues increased as a result of a rate increase implemented in the Reconquista/Avellaneda market and from a premium service launched in August 1995 offering sports programming and exclusive soccer coverage in all systems, the increase was offset by overall declines in revenues from basic services attributable to a decrease in basic subscribers.


     Operating Costs. Operating costs increased 42.3% from $11.4 million in Fiscal 1996 to $16.3 million in Fiscal 1997 primarily as a result of the acquisitions listed above. As a percentage of revenues, operating costs in connection with the Argentine Cable Companies increased from 71.4% in Fiscal 1996 to 72.0% in Fiscal 1997. Franchise and gross receipts taxes increased by approximately $275,000 as the Company's exemption from COMFER fees in Rio Gallegos and Ushuaia expired during Fiscal 1997. In addition, the Province of Tierra del Fuego implemented a new gross receipts tax equal to 3% of revenues. Although the new acquisitions in Comodoro Rivadavia, Viedma and Carmen de Patagones had operating losses during Fiscal 1997, the Company expects these operations to improve as a result of combining the operations of Cable Viedma and Televiedma and as the Company completes the post-acquisition restructuring and rebuilding program for Comodoro Rivadavia. The acquisition and subsequent consolidation of competing cable television systems in Ushuaia, Rawson and Reconquista/Avellaneda have enabled the Company to reduce costs and increase operating margins in those markets.


     General and Administrative Expenses. General and administrative expenses increased 20.6% from $3.1 million in Fiscal 1996 to $3.7 million in Fiscal 1997. The increase in expenses was primarily attributable to expanded operations and acquisition activity in Argentina and expenditures incurred in exploring possible financing and strategic opportunities. As a percentage of revenues, general and administrative expenses decreased from 19.1% in Fiscal 1996 to 16.3% in Fiscal 1997.

     Depreciation and Amortization. Depreciation and amortization increased 68.1% from $3.0 million in Fiscal 1996 to $5.0 million in Fiscal 1997. This increase was attributable to the amortization of franchise costs related to new acquisitions and increased depreciation of capital expenditures in existing cable television systems and the additional cable television plant acquired in the new acquisitions.

     Other Income (Expense). Other income (expense) increased from net other income of $69,000 in Fiscal 1996 to net other expense of $92,000 in Fiscal 1997. This change was due to: (i) a $106,000 decrease in interest income; (ii) a $65,000 decrease in other income primarily as a result of a Fiscal 1996 transaction that was not duplicated in Fiscal 1997; and (iii) a $10,000 decline in interest expense.

     Income Tax Expense. Income tax expense increased from $117,000 in Fiscal 1996 to $899,000 in Fiscal 1997 primarily as a result of the increase in taxable income of an Argentine subsidiary. Although the Company had a net loss for each of Fiscal 1996 and Fiscal 1997, it had income tax expense primarily due to Argentine income tax regulations that prohibit the deduction of losses from one subsidiary against income from another subsidiary in a consolidated return.

     Preferred Stock Dividends. Preferred stock dividends increased by 135% from $637,000 in Fiscal 1996 to $1,495,000 in Fiscal 1997 due to the issuance of the Series 1995 Preferred Stock in December 1995.

  Year Ended March 31, 1995 Compared to the Year Ended March 31, 1996


     The Company consolidated the results from its Latin American Operations in Fiscal 1996. During the year ended March 31, 1995 ("Fiscal 1995"), the Company's interests in the Latin American Operations were accounted for at cost. Therefore, those results of operations were not consolidated for financial reporting purposes. The Company disposed of its oil and gas service business in the fiscal year ended March 31, 1994 and, accordingly, for Fiscal 1995 the Company recorded zero revenues for financial statement reporting purposes. As a result, period-to-period comparability for Fiscal 1995 compared to Fiscal 1996 is of limited value.


     Revenues. Revenues for Fiscal 1996 were $16.0 million. During Fiscal 1996, the Company's average subscriber revenues increased as a result of the introduction of tiered programming.

     Operating Costs. Operating costs for Fiscal 1996 were $11.4 million. During Fiscal 1996, the Company's cable television operations serving eight cities were consolidated into five operational clusters to pursue enhanced operating efficiencies.

     General and Administrative Expenses. General and administrative expenses increased from $1.5 million in Fiscal 1995 to $3.1 million in Fiscal 1996. The primary reason for the increase was the inclusion of general and administrative expenses totaling $1.6 million relating to the Latin American Operations whereas only initial start-up costs of $200,000 were included in Fiscal 1995.

     Depreciation and Amortization. Depreciation and amortization for Fiscal 1996 was $3.0 million as a result of amortization of franchise costs and depreciation associated with the Latin American Operations.

     Other Income (Expense). Other income, net of other expense, decreased from $1.1 million in Fiscal 1995 to $69,000 in Fiscal 1996 primarily as a result of the decrease in interest income and the increase in interest expense. Interest income declined as a result of decreased rates earned on the Company's interest-bearing assets and the lower level of interest-bearing assets held. Interest expense increased primarily as a result of the consolidation into the Company's financial statements of interest-bearing liabilities incurred in connection with the acquisition activity.

     Income Tax Expense. Income tax expense for Fiscal 1996 was $117,000, although the Company recognized a net loss for the year. The Company had income tax expense primarily due to Argentine income tax regulations that prohibit the deduction of losses from one subsidiary against income from another subsidiary in a consolidated return. In Fiscal 1995 the Company incurred $177,000 in income tax expense as a result of income from discontinued operations.

     Preferred Stock Dividends. Preferred stock dividends increased by 83.4% from $347,000 in Fiscal 1995 to $637,000 in Fiscal 1996 due to the issuance of the Series 1995 Preferred Stock in December 1995.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, the Company held $797,000 of cash and cash equivalents, all of which were held in accounts outside of the United States. Cash and cash equivalents are generally not subject to or impacted by changes in conditions or trends in any single industry. However, they may be subject to significant changes in overall economic conditions, and the funds held in accounts outside of the United States may be subject to diminution in value caused by foreign currency devaluation or governmental action.


     Cash provided by operations for Fiscal 1996 and Fiscal 1997 was $456,000 and $3.8 million, respectively. The increase in Fiscal 1997 was primarily attributable to the cash generated by the acquired cable television systems. Cash provided by operations for the first quarter of fiscal 1998 was $600,000. The Company anticipates that cash provided from operations will increase during the year as operating efficiencies are attained in the most recently acquired cable television systems.


     Cash used in investing activities for Fiscal 1996 and Fiscal 1997 was $13.8 million and $16.7 million, respectively. Cash used in investing activities relates primarily to acquisitions of cable television systems and capital expenditures to upgrade those systems. The Company has consummated eight acquisitions in the past two fiscal years, including: (i) BTC in July 1995; (ii) SIR TV in December 1995; (iii) TV Nieve in April 1996; (iv) Canal 4 Rawson in May 1996; (v) TV SIS in August 1996; (vi) Comodoro Rivadavia in December 1996;
(vii) Televiedma and Cable Viedma in February 1997; and (viii) Vision in March 1997. Cash used in investing activities for the first three months of fiscal 1998 was $1.1 million. Cash used in investing activities during this period related primarily to capital expenditures to connect additional subscribers and to upgrade cable television systems.

     Cash provided by financing activities for Fiscal 1996 and Fiscal 1997 was $19.1 million and $6.0 million, respectively. In Fiscal 1996, cash provided by financing activities relates primarily to proceeds from the private placement of equity securities in the amount of $22.7 million, which was offset by dividends paid on preferred stock in the amount of $587,000 and principal payments on debt in the amount of $2.9 million. In Fiscal 1997, cash provided by financing activities relates primarily to the issuance of debt in the amount of $7.1 million, including the Acquisition Notes, and $690,000 from the exercise of warrants, which was offset by dividends paid on preferred stock in the amount of $1.3 million. Cash used in financing activities in the first quarter of fiscal 1998 was $356,000. Cash used in financing activities during this period was primarily due to the repayment of debt and payment of dividends on Preferred Stock in the amount of $321,000.


     In February 1997, the Company issued the Acquisition Notes, with an aggregate principal amount of $6.0 million. Interest at the rate of 13% per annum is payable semi-annually beginning in August 1997. The Acquisition Notes are not subject to prepayment (except at the holder's option in the event the Company issues securities or debt sufficient to retire the Acquisition Notes) and are due and payable in full in February 1998. In connection with the issuance of the Acquisition Notes, the Company: (i) granted warrants to purchase 210,000 shares of Common Stock and (ii) incurred approximately $10,000 of costs and issued, as a financial advisory fee, 22,500 shares of Common Stock and warrants to purchase an additional 90,000 shares of Common Stock. The warrants are exercisable at any time at an exercise price of $4.00 per share and expire on February 7, 2002. The proceeds of the Acquisition Notes were used to fund the Cable Viedma and Televiedma acquisitions.



     In August 1997, the Jack R. Crosby Inter Vivos Trust, a shareholder of the Company, made available to the Company a $500,000 unsecured revolving credit facility for working capital. Amounts outstanding under this facility are due and payable on demand and bear interest at the rate of 11.0% per annum. Jack R. Crosby, the Chairman of the Board and Chief Executive Officer of the Company, established this trust, but is neither a trustee nor a beneficiary. Mr. Crosby disclaims beneficial ownership of the assets of the trust, including the shares of Common Stock held. The loan from the Jack R. Crosby Inter Vivos Trust was approved by all of the disinterested directors of the Company who determined that the loan was on terms no less favorable to the Company than those which could have been obtained from unaffiliated third parties. The Company may obtain additional financing from affiliates of the Company or an affiliate of Prudential Securities Incorporated, which would be repaid out of the proceeds of this Offering. See "Use of Proceeds", "Certain Transactions" and "Underwriting."

     The Series 1995 Preferred Stock provides for cumulative, annual dividends in the amount of $8.00 per share payable on a quarterly basis. The Series 1990 Preferred Stock provides for cumulative, annual dividends in the amount of $0.50 per share payable on a quarterly basis. For Fiscal 1997, this resulted in approximately $1.3 million of cash outflow compared to approximately $600,000 for the comparable period in the prior year, principally as a result of the issuance of the Series 1995 Preferred Stock in December 1995. The Company has not paid dividends on its Common Stock, and it has no plans to make any such payments in the future.

     Working capital requirements vary with business conditions and the nature of the business being conducted. The Company's management seeks to minimize working capital requirements to the extent practicable. In the opinion of management, the Company has adequate cash flow from operations to meet the on-going operating requirements of the existing Latin American Operations through the fiscal year ending March 31, 1998. The Company continues to be actively involved in the acquisition and development of cable television and communications properties in Argentina and Latin America, and it incurs expenses in identifying and pursuing opportunities before any acquisition decision is made. The Company expects that any additional acquisitions and the repayment of the Acquisition Notes will be financed through cash provided by the Offering, cash generated from operations and additional debt and equity financing.

IMPACT OF INFLATION; EXCHANGE RATES

     Inflation has not had a material impact on the operations of the Company during the past three years. In the opinion of management, inflation should not have a material impact on the results of operations in fiscal 1998. However, management is unable to predict future rates of inflation in Argentina or its financial impact on the Company. It is possible that the Argentine government will be unable to maintain control over inflation and sustain the current Argentine Peso to U.S. Dollar conversion ratio. Economic volatility and sustained high unemployment could diminish the ability of subscribers to pay for service, resulting in an increase in bad debts and reductions in the number of subscribers.

     Funds held in accounts in Argentina (approximately $797,000 at June 30,
1997) and current receivables maintained in Argentine Pesos could decline in value before such amounts are converted to hard assets or U.S. Dollars. In addition, the Argentine government could impose price freezes, prohibit the transfer of funds outside Argentina and adopt other measures that alone, or together with those previously mentioned, could have a material adverse impact on the Company.

     While management will monitor the exchange rates and take appropriate measures in response to perceived risks, the Company has no current plan to implement a policy of hedge transactions to reduce the Company's exposure to foreign currency exchange rate risks. Accordingly, the Company could experience losses and a negative impact on earnings with respect to its holdings solely as a result of devaluation of the Argentine Peso against the U.S. Dollar. Argentina does not restrict the removal or conversion of local or foreign currency. However, there can be no assurance that such policies will not be adopted in the future in reaction to a sustained deterioration of their financial markets.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share" ("FAS 128"). This standard is effective for periods ending after December 15, 1997 and early adoption is not permitted. Adoption of FAS 128 is not expected to have a material effect on the Company's calculation of primary and fully diluted earnings per share.

     Also in February 1997, FASB issued Statement No. 129, "Disclosure of Information about Capital Structure" ("FAS 129"). FAS 129 is applicable to all entities and requires that disclosure about an entity's capital structure include a brief discussion of rights and privileges for securities outstanding. FAS No. 129 is effective for financial statements for periods ending after December 15, 1997.

     In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The provisions of FAS 130 shall be effective for fiscal years beginning after December 15, 1997.

                                    BUSINESS

     Tescorp acquires, develops and operates cable television and telecommunication systems in Argentina, with concentrations in the Patagonia and Tierra del Fuego regions. Management anticipates that it will continue to focus the Company's acquisition activity in Argentina. However, the Company is also exploring cable and other telecommunications opportunities in other Latin American markets that are consistent with the Company's strategy. At June 30, 1997, the Company provided cable television service to approximately 70,000 subscribers. In addition, the Company holds a license to provide data services to its customers under the name "Patagonia On-Line(TM)."

     From April 1994 (when the Company acquired its first cable television system) through June 1997, the Company acquired 15 cable television companies in 13 transactions. The acquisitions have been completed at an average price of approximately $605 per subscriber, an amount that management believes is lower than the average price per subscriber paid by the major MSOs in the Argentine market.

     The Company owns and manages the Argentine Cable Companies through the Argentine Joint Venture Companies, which are owned 97% by Tescorp and 3% by its Joint Venture Partners, with the Company having an additional preference to receive the aggregate amount of its advances to those subsidiaries, plus 12% per annum (the "Priority Return"), in preference to any other distributions. The Company has granted to a third party a 1% profits interest in its ownership in the Argentine Joint Venture Companies. Therefore, the Company has the right to receive 100% of the distributions from the Argentine Joint Venture Companies until it has received the Priority Return, and 96% of the distributions thereafter.

HISTORY

     The Company was incorporated in 1980 and, through fiscal 1994, it operated businesses in the oil and gas service industry. The Company's only remaining operations in that industry were sold in February 1994, and in April 1994 the Company commenced its current business strategy with the acquisition of its first cable television system in Argentina. Since that time, the Company has operated exclusively in the cable television business in Argentina.

ARGENTINE MARKET

     Management believes that Argentina is an attractive market because of the following factors:


     Attractive Demographics. Argentina represents the third largest market in Latin America with a total population of 34.8 million. Management estimates that 85% of the approximately 10.6 million households are located in densely populated cities, which contributes to the efficient utilization of telecommunications technologies, particularly cable television. The population is relatively affluent and well-educated. Argentina's 1996 per capita GDP was $8,132, the highest in Latin America, and the nation's literacy rate of approximately 96% is among the highest in the world.

               1996 LATIN AMERICA GDP PER CAPITA IN U.S. DOLLARS

                          LATIN AMERICA GDP PER CAPITA

     Positive Economic Environment; Stable Currency. In 1991, the Argentine government implemented the Convertibility Plan and the Economic Reform Plan to promote a stable currency, free market policies and economic efficiencies. Under the Convertibility Plan, every Argentine Peso in circulation is fully backed by one U.S. Dollar held in deposit by the Central Bank, and the Argentine Peso is convertible on a one-for-one basis into U.S. Dollars. The Economic Reform Plan resulted in the adoption of free market policies, the privatization of state-owned businesses, and the reduction of the role of government in business. Passage of and adherence to the Convertibility Plan and Economic Reform Plan is generally considered to have resulted in a stabilization in the value of the Argentine Peso relative to the U.S. Dollar, a sharp reduction in the level of inflation, economic growth, the influx of foreign investment, improvements in infrastructure, and increased economic efficiency. Since 1994, the inflation rate in Argentina has been lower than that of the United States, and the Argentine Peso has traded on world markets on parity with or at a slight discount to the U.S. Dollar. See "Risk Factors -- Country Risks -- Argentine Economic Risks."

     Strong Demand for Cable Television Services. The cable television industry in Argentina delivers service to approximately 5.2 million subscribers. The average revenue per cable subscriber is approximately $32.00 per month compared to approximately $36.00 per month in the United States and the penetration of cable television is the highest in Latin America at approximately 49% compared to approximately 68% penetration in the United States. The following table summarizes Latin American cable television penetration:


            1996 LATIN AMERICA CABLE PENETRATION OF TOTAL HOUSEHOLDS

                      1996 LATIN AMERICA CABLE PENETRATION

Management believes that the following factors have contributed to the high penetration of cable television in Argentina:


     - Strong demand for sports, news and movie entertainment


     - High relative population density and ready availability of aerial space required for economic construction of cable television systems

     - Highest per capita GDP in Latin America

     - Generally, fewer than four "over-the-air" signals available outside of Buenos Aires

     - Improved quality of signal received by cable television subscribers

     Industry Fragmentation. Management estimates that the Argentine subscription television market is served by as many as 1,000 independent companies. This highly fragmented environment resulted from regulations adopted in 1958 that limited licensure to Argentine individuals and prohibited licensees from holding more than one license. In 1992, these regulations were amended to allow companies and individuals to hold multiple licenses, which stimulated market consolidation and facilitated the organization of MSOs.

     Possible Future Convergence with Telephony. At present, Argentine cable television systems are prohibited from offering telephony services, and Telecom and Telefonica, the holders of the two geographic monopoly concessions for telephony, are prohibited from offering video programming. The monopoly concessions granted to Telecom and Telefonica expire in November 1997, but they have the right to apply for an extension of their concessions through November 2000. Upon expiration of the telephone monopoly period, management believes that the telecommunications industry will be significantly deregulated and telecommunications convergence will occur as multiple services are offered for sale through common delivery systems. While the timing and scope of such deregulation is uncertain, management believes that deregulation of the telecommunications industry will enable the Company and other telecommunications providers to bundle telephony, video and data services for delivery to customers through integrated telecommunications networks. See "-- Competition" and "Risk Factors -- Competition."

ACQUISITION AND EXPANSION STRATEGY

     From April 1994 (when the Company acquired its first cable television system) through June 1997, the Company acquired 15 cable television companies in 13 transactions. The acquisitions have been completed at an average price of approximately $605 per subscriber, an amount that management believes is lower than the average price per subscriber paid by the major MSOs in the Argentine market. The following table summarizes certain information regarding the acquisitions of the Company's cable television systems:

                          TESCORP ACQUISITION HISTORY


                                                                               PURCHASE          ESTIMATED       PURCHASE
                                                                  DATE           PRICE         SUBSCRIBERS AT   PRICE PER
           NAME OF COMPANY              LOCATION OF OPERATIONS  ACQUIRED   (IN THOUSANDS)(1)   ACQUISITION(1)   SUBSCRIBER
           ---------------              ----------------------  --------   -----------------   --------------   ----------
Televisora Austral S.A.                 Ushuaia, Tierra del       4/7/94        $ 1,500             2,700          $556
                                        Fuego Province
Canal 2 TV Austral S.A.(2)              Rio Gallegos, Santa      8/16/94          4,900            10,100           485
                                        Cruz Province
Reconquista Televisora Color S.R.L.(3)  Reconquista, Santa Fe    12/9/94          4,587             8,600           533
                                        Province
Avellaneda Video Cable S.R.L.(3)        Avellaneda, Santa Fe      2/7/95          1,320             2,600           508
                                        Province
Cable Vision Gallegos S.A.(2)           Rio Gallegos, Santa       3/1/95          1,850             3,300           561
                                        Cruz Province
Teveca S.R.L.(4)                        San Carlos de             7/3/95          6,480             8,450           767
Cable Plus Bariloche S.A.(4)            Bariloche, Rio Negro
                                        Province
SIR TV S.R.L.                           Trelew, Rawson &        12/20/95          6,500            12,000           542
                                        Puerto Madryn, Chubut
                                        Province
TV Nieve S.A.(5)                        Ushuaia, Tierra del       4/1/96          1,350             1,400           964
                                        Fuego Province
Canal 4 Rawson Video Cable(6)           Rawson, Chubut           5/31/96            500             1,000           500
                                        Province
TV SIS S.R.L.(3)                        Reconquista and          8/30/96          1,450             3,100           468
                                        Avellaneda, Santa Fe
                                        Province
Comodoro Rivadavia Sociedad Comercial   Comodoro Rivadavia,     12/23/96          3,500             4,130           847
  Colectiva de Television y             Chubut Province
  Radiodifusion(6)
Cable Viedma S.R.L.(7)                  Viedma, Rio Negro        2/28/97          6,300             9,300           677
Televiedma S.R.L.(7)                    Province & Carmen de
                                        Patagones, Buenos
                                        Aires Province
Vision Codificada S.A.(4)               San Carlos de             3/1/97            960             1,380           696
                                        Bariloche, Rio Negro                    -------            ------          ----
                                        Province
TOTAL/AVERAGE                                                                   $41,197            68,060          $605(8)
                                                                                =======            ======          ====


- ---------------


(1) Reflects post-closing adjustments.



(2) Presently known as Cablemax S.A.


(3) Presently known as ARTV S.A.


(4) Presently known as BTC S.A., which is 80% owned by the Company through the Argentine Joint Venture Companies. Teveca S.R.L. and Cable Plus Bariloche S.A. were acquired simultaneously. Vision Codificada S.A. was subsequently acquired.


(5) Presently known as Televisora Austral S.A.


(6) Presently known as Transcable S.A.


(7) Cable Viedma S.R.L. and Televiedma S.R.L. were acquired on February 28, 1997 and February 11, 1997, respectively.


(8) Calculated as a weighted average.


     The Company plans to continue to pursue an aggressive expansion strategy primarily through the acquisition of existing cable television systems. The Company will also consider the establishment of new television systems where existing systems are not available at favorable prices. The Company seeks to maintain a highly disciplined approach to expansion through the consideration of many factors, including the: (i) cost of acquisition per subscriber; (ii) cost of acquisition as a multiple of projected cash flow; (iii) competitive nature of the market; (iv) pricing of services; (v) technical conditions of the acquired company; and (vi) availability and cost of financing.


     The Company identifies potential candidates for acquisition through direct relationships with sellers, referrals and opportunities presented by third parties. The Company believes that the Argentine telecommunications industry is in the process of consolidating and that there are numerous acquisition opportunities. The Company is currently in discussions to acquire cable television systems in Argentina for an aggregate of up to $15.0 million. There can be no assurance, however, that the Company will be able to identify and acquire cable companies on terms favorable to the Company in the future. See "Risk Factors -- Sustainability of Recent Growth Through Acquisitions."


     Since April 1994, the Company has expanded from a single cable television system to a network of 13 systems in 11 cities, operating in seven "clusters." The Company has focused its acquisition activities by concentrating geographically, clustering its systems and consolidating existing markets.

     Concentrating Geographically. The Company concentrates acquisition and expansion efforts on specific geographic areas to achieve strategic presence. Management believes that geographic considerations are of major importance in the ongoing consolidation of the Argentine cable television market and the anticipated convergence of telecommunications services.

     Clustering. The Company focuses its acquisition efforts on creating "clusters" of cable television systems. Cable television clusters enable the Company to benefit from economies of scale through reduced marketing and personnel costs, particularly in systems where cable television service can be delivered through a central head-end reception facility. Clusters allow the Company to utilize high level management personnel more cost effectively by spreading the cost of this personnel over a group of systems clustered within relatively close geographic proximity. In addition, the speed and cost effectiveness of deploying new products and services are enhanced in operating clusters. The Company has employed such clustering techniques in the Avellaneda/Reconquista, Carmen de Patagones/Viedma, and Rawson/Trelew markets.


     Consolidating Existing Markets. Historically, the Company has acquired cable television systems within markets served by more than one cable television system. Over time, the Company seeks to consolidate markets through acquisition or attrition. The Company believes that such consolidation increases customer stability and contributes to improved operating and financial performance. The Company has consolidated markets through the acquisition of competing cable television systems in San Carlos de Bariloche, Carmen de Patagones, Rawson, Rio Gallegos, Trelew, Ushuaia and Viedma. The Company has also consolidated markets through the acquisition of companies providing competing subscription television through alternative technologies in San Carlos de Bariloche (UHF system) and Ushuaia (MMDS system).


OPERATING STRATEGY


     The Company seeks to maximize the financial performance of its cable television systems by: (i) emphasizing subscriber satisfaction and retention;
(ii) standardizing operations; and (iii) upgrading and expanding existing networks. A long term strategy of the Company is to develop an interactive, integrated network that would enable the bundling of video, voice and data services.


     Emphasizing Subscriber Satisfaction and Retention. Management believes that the subscriber base is among the Company's most important assets. A primary goal of the Company is to retain existing subscribers by providing a high quality service that is an excellent value relative to its cost, which management believes leads to increased subscriber satisfaction, reduced subscriber turnover and heightened subscriber interest in purchasing additional Company services. Specific measures taken by the Company to emphasize subscriber satisfaction and retention include:

     - Customizing Program Offerings. The Company customizes the mix of programming selections distributed to subscribers in a manner intended to meet the individual needs of each community served.

     - Improving Signal Quality. Upon acquiring a cable television system, the Company initiates improvements in the quality of signal received by subscribers to enhance television picture quality. This typically involves rebuilding the cable television headend facility and repairing the network.



     - Improving Customer Service. The Company also implements a standardized organizational structure, provides specialized employee training and utilizes a customized subscriber billing and management database system to improve the competence and timeliness of customer service at acquired cable television systems.


     - Increasing Subscriber Communication. The Company has a policy of delivering to subscribers, on a monthly basis, programming guides and invoices for payment. This enables the Company to communicate regularly with subscribers regarding new service offerings and policy changes.


     - Maintaining Strong Community Image. The Company endeavors to project a strong community image through professional conduct, visible improvements in service and plant, and involvement in local affairs. By utilizing local managers and branding, the Company strives to maintain a strong local presence.


     Standardizing Operations. The systems acquired by the Company have had dissimilar operations. Upon consummation of an acquisition, the Company immediately begins to standardize operations to create a homogeneous operating environment that provides uniform and timely financial reporting, strong cash controls, uniform organization, improved service to customers and reliable communications. This typically results in improvements in the financial performance and operating efficiencies of its cable television systems. Specific measures taken by the Company include:

     - Standardizing Procedures. The Company implements standardized procedures for connecting, disconnecting and billing customers, and begins delivering to subscribers monthly invoices for payment and a programming guide.

     - Installing Communications Systems. The Company installs a local area network and electronic mail system to provide for timely and cost effective communication and data transfer between the corporate headquarters, regional offices and individual cable television operations.

     - Centralizing Accounting and Administrative Functions. The Company standardizes the general ledger accounting system and accounts receivable system and consolidates most administrative functions, including the acquisition of programming, at its regional and corporate headquarters.

     - Training Personnel. The Company provides on-going training to its managers, customer service representatives, accounting personnel and technical personnel to improve operating efficiencies and customer service.


     Upgrading and Expanding Existing Networks. The Company's current systems have a bandwidth of 300 Mhz to 330 Mhz, which enables the Company to deliver an average of approximately 35 channels of programming. The Company plans to upgrade existing systems in selected markets to bandwidths ranging from 550 Mhz to 750 Mhz, thereby enabling it to provide better value to its customers by: (i) increasing the number of program channels offered; (ii) offering additional services; and (iii) improving service to customers through enhanced signal quality and network reliability. Expanding existing networks will provide an opportunity to increase the subscriber count by extending service to homes not previously served by the Company and to increase revenues per subscriber by selling additional services. In Fiscal 1996, the Company began offering a premium soccer channel to subscribers and achieved an average 21% penetration at June 30, 1997. Additionally, the Company has begun installing converter boxes in certain of its markets to reduce piracy and increase revenue through improved penetration.


     Developing an Interactive, Integrated Network. A long-term strategy of the Company is to develop an interactive, integrated telecommunications network, which would enable the Company to bundle multiple types of telecommunications services for sale to subscribers. Such a network would enable the Company to increase revenues from the sale of additional services, to improve signal quality and network reliability and to solidify market share.

     The Company currently operates a separate network in each city served that consists primarily of a coaxial cable television network designed with "tree and branch" architecture and supplemented in certain markets with MMDS or UHF technologies. In each of its markets, the Company has designed a new hybrid fiber optic, coaxial cable ("HFC") network featuring an architecture commonly referred to as "fiber to the node." The HFC design would provide the Company with the technical capacity to transmit and receive signals from subscribers, thereby facilitating the sale of additional telecommunications services.

     The Company believes that a good opportunity exists to sell bundled services to subscribers for additional cost. The Company presently holds the licenses necessary to provide certain data transmission services using the name "Patagonia On-Line(TM)," which services may include internet, intranet and e-mail services. Deregulation of the telecommunications industry in Argentina could provide the Company with the legal authority to provide additional types of telecommunications services such as telephony and voice communications. Approximately 70% of the Company's subscribers pay their monthly bill in person at the Company's offices, which creates an opportunity for employees of the Company to sell additional services to subscribers in person.

     The ability of the Company to bundle services for sale to subscribers depends, to a certain extent, upon deregulation of the telecommunications market and the timing of the construction of an integrated telecommunications network. At present, the Company is not able to predict whether the telecommunications industry will be deregulated. The timing of the construction of an integrated network will be determined by the availability of capital for such projects, determination by management of the relative merits of developing an interactive network versus expanding operations through acquisition, the status of deregulation, and other factors. See "-- Argentine Market."

ARGENTINE CABLE TELEVISION OPERATIONS


     The Company's 13 cable television systems are organized into seven locally managed clusters providing cable television service to 11 cities in Argentina. At June 30, 1997, the Company's cable television systems passed approximately 132,000 homes and provided services to approximately 70,000 subscribers. In eight of the 11 markets served, the Company is the sole provider of cable television services. In all of those markets, the number of terrestrial or "over-the-air" video television signals available is less than four, and these signals are typically re-transmissions of the "superstations" serving Buenos Aires, the capital of Argentina.


     Cable television is the primary technology utilized by the Company for the distribution of video television signals. In the Bariloche and Ushuaia markets, the Company supplements its cable television systems by delivering video programming to subscribers using UHF and MMDS technologies, respectively, to complement its cable television operations and improve its ability to serve the target market and surrounding markets cost effectively. Additionally, MMDS and UHF provide alternative mechanisms for the Company to segment or tier channel offerings.

     The Company's cable television systems offer customers packages of programming services sold in basic and premium tiers. Subscribers purchasing the basic tier of service receive a variety of program services featuring movie, news, weather, sports, music, children's, women's and local programming. The Company customizes the mix of programming selections distributed to basic subscribers in a manner intended to meet the individual needs of the community served. Basic subscribers have the option to purchase a channel of premium sports programming. An upgrade and the introduction of addressable converter boxes would provide the Company an opportunity to increase the number of premium services. The rate charged for the basic and premium tiers varies by market.

     The following table sets forth certain information for each of the Company's cable television systems:

                    CABLE TELEVISION SYSTEMS AND SUBSCRIBERS
                                 JUNE 30, 1997

                                                                     HOMES                                   BASIC        PREMIUM
                                                      COMPETITION  IN SERVICE     HOMES        BASIC      SUBSCRIBER      SOCCER
     NAME OF COMPANY        LOCATION OF OPERATIONS     IN MARKET    AREA(1)     PASSED(2)   SUBSCRIBERS   PENETRATION   SUBSCRIBERS
     ---------------        ----------------------    -----------  ----------   ---------   -----------   -----------   -----------
Televisora Austral S.A.    Ushuaia,                       No          9,844        9,450       5,577          59%          1,771
  & TV Nieve S.A.          Tierra del Fuego Province
Cablemax S.A.              Rio Gallegos,                  No         18,568       17,825      13,623          76%          4,224
                           Santa Cruz Province
ARTV S.A.                  Reconquista & Avellaneda,      No         16,923       16,246      11,442          70%          2,161
                           Santa Fe Province
BTC S.A. &                 San Carlos de Bariloche,       No         18,340       17,606      11,104          63%          1,237
  Vision Codificada S.A.   Rio Negro Province
SIR TV S.R.L.(4)           Trelew & Puerto Madryn,        Yes        37,258       35,768      11,432          32%          2,169
                           Chubut Province
Transcable S.A.(4)         Rawson,                        Yes         5,415        5,198       2,161          42%            426
                           Chubut Province
Transcable S.A.            Comodoro Rivadavia,            Yes        36,138       12,000       5,608          47%          1,337
                           Chubut Province
Cable Viedma S.R.L.        Viedma, Rio Negro              No         18,638       17,892       9,338          52%          1,097
  & Televiedma S.R.L.      Province                                 -------      -------      ------          ---         ------
                           & Carmen de Patagones,
                           Buenos Aires Province
        Total/Average                                               161,124      131,985      70,285          53%(5)      14,422
                                                                    =======      =======      ======          ===         ======

                             PREMIUM                PREMIUM   SUBSCRIPTION
                             SOCCER       BASIC     SOCCER    REVENUE PER
     NAME OF COMPANY       PENETRATION   RATE(3)     RATE      SUBSCRIBER
     ---------------       -----------   -------    -------   ------------
Televisora Austral S.A.        32%       $45.00      $8.00       $48.46
  & TV Nieve S.A.
Cablemax S.A.                  31%        35.00       8.00        37.92

ARTV S.A.                      19%        27.00       8.00        28.78

BTC S.A. &                     11%        35.00      12.00        38.09
  Vision Codificada S.A.
SIR TV S.R.L.(4)               19%        26.58       8.00        28.38

Transcable S.A.(4)             20%        25.00       8.00        25.31

Transcable S.A.                24%        25.00       8.00        27.50

Cable Viedma S.R.L.            12%        33.00       9.00        34.36
  & Televiedma S.R.L.          ---       ------      -----       ------

        Total/Average          21%(5)    $31.75(5)   $8.42(5)    $34.05(5)
                               ===       ======      =====       ======


- ---------------

(1) Based upon 1991 Argentine Census.

(2) Estimated by the Company.

(3) Rate for "Basic Service." The Company has other rates for different classes of subscribers.

(4) Operates as one cluster.

(5) Percentages and dollar amounts are calculated as weighted averages.

     Subscribers generally pay fixed monthly fees for basic and premium cable television services, which constitute the principal sources of revenues to the Company. In addition, other sources of potential revenue for the Company include the sale of advertising time on locally originated and satellite delivered programming services.

     The Company's cable television systems have an average capacity of approximately 35 channels, and all are fully operational. The Company plans to rebuild and modify certain systems to increase channel capacity and improve signal quality. The Company also intends to extend certain cable television systems to cover areas not previously served. See "-- Operating
Strategy -- Upgrading and Expanding Existing Networks."

     With the exception of the cable television system serving Ushuaia, the Company's systems are not equipped with addressable decoding converters. Addressable decoding converters permit the Company to encrypt program signals and remotely activate and deactivate subscriber service, thereby reducing piracy and increasing operating efficiency. In March 1997, the Company began installing addressable decoding converters in Ushuaia. The Company will determine whether to expand the use of addressable decoding converters in certain of its other markets based upon the results experienced in Ushuaia.

PROGRAMMING SUPPLIERS

     Video programming is acquired under contract from numerous international, domestic and local suppliers. International and domestic suppliers typically supply programming to the Company in encrypted digital format via satellite transmission. Local programming is originated by subcontractors at the Company's facilities. The Company's programming contracts are generally for a fixed period of time and are subject to negotiation upon renewal. The Company believes that it has satisfactory relations with all of its programming suppliers. See "Risk Factors -- Reliance on Sole Supplier for Soccer Programming."

CABLE ENTRY INTO TELECOMMUNICATIONS


     In 1990, the Argentine government privatized the historically inefficient state-owned telephone company. A monopoly for telephone service in the northern region was granted to Telecom and a monopoly for telephone service in the southern region was granted to Telefonica. Through a 50/50 joint venture, the two companies hold a monopoly on domestic and international long distance services, and they also control certain data transfer businesses. Although the privatization has led to improvements in service quality and upgrades to digital switching, the cost of telephone service remains expensive relative to United States standards. In Argentina, telephone penetration in 1996 was approximately 18 telephone lines per 100 persons, compared to telephone penetration in the United States of approximately 62 telephone lines per 100 persons in 1995. The monopoly concessions granted to Telecom and Telefonica expire on November 7, 1997, but Telecom and Telefonica have the right to apply for an extension of their concessions through November 7, 2000.



     Management believes that Telecom, Telefonica and other local telephony providers will view cable television technology as a means of introducing telecommunications services into new territories. Recent developments in the Argentine market indicate that major telecommunications providers are acquiring interests in cable television companies to position themselves for possible deregulation and convergence. These acquisitions have included: (i) the acquisition of a 25% ownership interest in Multicanal S.A., the largest cable television company in Argentina, by an affiliate of Telefonica; (ii) the acquisition of a 51% ownership interest in a major cable television operation located in Neuquen Province of Argentina by affiliates of Telecom; and (iii) the acquisition of an approximate 90% ownership interest in the parent of Video Cable Comunicaciones S.A., the second largest cable television company in Argentina, by U S West Media Group, an affiliate of U S West, Inc. See "Risk Factors -- Competition."


COMPETITION

     Cable television systems, such as the systems operated by the Company, are subject to competition from several alternative means of signal transmission including but not limited to MMDS, UHF, MATV, SMATV, HSTV and DBS. In addition, cable television systems are subject to competition from other communications and entertainment media, including movie theaters, live sporting events, interactive computer programs and home video products such as video cassettes.

     Certain providers recently began offering DBS in Argentina. The advantages of DBS include the quality of signal and quantity of channel offerings. Management of the Company believes that disadvantages of DBS, especially with regard to Argentina include: high subscriber equipment costs; lack of local programming offered (for example, local news, weather and sports), which has been historically produced and delivered by cable television operators; relatively high penetration of cable television into Argentine households (approximately 49%); and relatively low penetration of telephones into households, which may inhibit purchases of "pay per view" programming. While DBS has obtained an approximate 8% penetration of homes passed by cable television in the United States, penetration in Argentina is insignificant. Nonetheless, the potential exists for DBS to garner a significant share of the market in the future.


     In the United States, regional telephone companies have announced plans to begin offering cable television service through fiber optic trunk lines and coaxial or copper drop distribution networks. At present, Argentine telephone companies are prohibited from supplying video programming to subscribers through the telephone system. However, active discussions are reportedly occurring in the executive and legislative branches of the Argentine government with regards to a possible deregulation of the telecommunications industry, including deregulation of providers of voice, data and video services. Affiliates of Telefonica and Telecom have acquired interests in cable television systems in Argentina. Management also believes that the Argentine telecommunications industry may be deregulated during the period from 1998 to 2000, and that such deregulation could enable the Company to provide a broad range of telecommunications services to its existing subscriber base. Deregulation would likely result in direct competition among telephone companies and cable television companies with regard to the supply of voice, data and video signals.


     Argentina authorizes competitive cable service in the same markets. Accordingly, in several of its current markets, the Company faces competition from other cable television systems for the same subscribers. Also, there are few regulatory barriers keeping competitors from entering markets currently serviced principally by the Company. It is likely that many of the cable television companies targeted by the Company for future acquisition will be engaged in direct competition with other operations in a given market, requiring multiple acquisitions to secure the market, if such acquisitions can be consummated.

REGULATION


     COMFER, an Argentine governmental agency with authority that is analogous to that of the Federal Communications Commission over television broadcasting in the United States, licenses and regulates cable television operations in Argentina. Prior to October 20, 1994, Argentine law was unclear as to whether persons or entities other than Argentine citizens could legally hold licenses to operate cable television systems, and management was advised that COMFER would likely reject applications to operate such systems submitted by non-Argentine citizens.


     Effective October 20, 1994, the United States and Argentina ratified the Bi-Lateral Treaty, which allows, among other things, for the ownership of Argentine cable television systems by companies domiciled in the United States. Effective March 27, 1995, COMFER promulgated Resolution No. 350/95 relating to the approval of companies domiciled in the United States to own and operate Argentine cable television systems, and a representative of COMFER has indicated to the Company's management that COMFER no longer will distinguish between Argentine and United States applicants in the licensure process. To the knowledge of the Company, COMFER has issued licenses to two companies controlled by United States companies since that time. The Company intends to seek authorization from COMFER as a principal owner of its subsidiaries. The Company has no assurance that COMFER will approve the Company as an owner of its subsidiaries. A decision by COMFER to deny such approval would require the Company to continue to operate systems pursuant to licenses that are held by subsidiaries whose owners may not have been approved by COMFER, which could have a material adverse effect on the business, results of operations and financial condition of the Company. See "Risk Factors -- Issuances of Licenses."

EMPLOYEES

     At June 30, 1997, the Company employed five full-time employees in the United States, and contracted with an affiliate of Jack R. Crosby, the Chairman of the Board and Chief Executive Officer of the Company, for services provided on a part-time basis by five additional persons. None of these employees is represented by a labor union. The Company has not experienced any work stoppages or strikes in the United States as a result of labor disputes. The Company considers its relations with its United States employees to be good.


     At June 30, 1997, the Company had 211 employees in Argentina, of which approximately 175 are members of the Sindicato Argentino de Television ("SAT"), a union representing employees of the cable television industry. The Asociacion Argentina de Television por Cable ("ATVC") is the Argentine cable television trade association. Certain members of ATVC and SAT entered into the Convencion Colectiva de Trabajo Nacional para Circuitos Cerrados No. 223/75 (the "Convencion"), which prescribes work rules for employees of cable television companies in Argentina. The Company is required by law to adhere to the Convencion regarding its Argentine operations whether or not its employees are members of SAT. The Company has not experienced any work stoppages or strikes in Argentina as a result of labor disputes. Management believes that the Company has fully complied with the terms of the Convencion and that the relationships between the Company, its Argentine employees and SAT are good.


PROPERTIES

     The Company leases its corporate offices located in Austin, Texas at a cost of approximately $4,300 per month pursuant to a lease that expires on May 14, 2000. The Company owns a vacant sales/manufacturing facility located in Odessa, Texas, which was related to the Company's previous operations. The property owned by the Company is not currently utilized by the Company in any of its on-going operations. Each of the facilities leased by the Company in the United States is in good condition and adequately maintained. The facility owned by the Company is presently vacant, and may require improvements prior to any sale, lease or other occupancy.

     The Company leases or owns various properties in Argentina, including leases of utility poles for its cable plant. Aggregate monthly rent for all of the leased property in Argentina is approximately $64,000 at June 30, 1997. Management believes that all of its Argentine properties are in good condition and are adequate and suitable for its purposes. Management believes that alternatives can be found for all of the leased property in Argentina, except for certain leases of pole space, which may be difficult to replace.

LEGAL PROCEEDINGS

     The Company is not aware of any formal legal proceedings pending against it other than routine litigation, none of which would have a material adverse effect on the Company if adverse judgments were rendered. From time to time, the Company may become involved in routine litigation arising in the ordinary course of business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company are:

                   NAME                    AGE                    POSITION
                   ----                    ---                    --------
   Jack R. Crosby.......................   71    Chairman of the Board and Chief Executive
                                                   Officer
   Jack S. Gray, Jr.....................   40    President, Chief Operating Officer and
                                                 Director
   Neil R. Austrian, Jr.................   32    Senior Vice President and Chief Financial
                                                 Officer
   David Justice........................   47    Chief Financial Officer - Latin America
   John D. Becker.......................   33    Controller
   Osvaldo Rossi........................   43    Chief Executive Officer of Cabledifusion
                                                 S.A.*
   Carlos Saba..........................   42    Chief Operating Officer of Cabledifusion
                                                 S.A.*
   Winston J. Churchill.................   56    Director
   J. Kelly Elliott.....................   66    Director
   Lee A. Lahourcade....................   40    Director

- ---------------

* Cabledifusion S.A. is a subsidiary of Tescorp that manages its cable operations in Argentina.

     All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the Board of Directors. The Board of Directors has been expanded to comprise six members, and it is contemplated that the vacancy will be filled by the Board of Directors, in accordance with the Bylaws of the Company, with an independent director within 90 days after the closing of the Offering.

     Jack R. Crosby has been Chairman of the Board of Directors of the Company since its inception in 1980, and became Chief Executive Officer in 1991. Mr. Crosby is the General Partner of Rust Group, L.P., a Texas limited partnership holding certain of Mr. Crosby's business assets, and he is the president of Rust Capital, Ltd. ("Rust Capital"), a small business investment corporation with its headquarters in Austin, Texas. Mr. Crosby has been involved in the cable television industry since its infancy, and he was in the first group of cable television executives recognized by the National Cable Television Association as a pioneer of the industry. Mr. Crosby has been involved in the development of cable television systems in the United States, Mexico and Switzerland. Mr. Crosby presently serves as a director of Prime Cable, Inc. ("Prime Cable") of Austin, Texas. Prime Cable and its affiliates own and operate cable television systems in Chicago, Illinois, Las Vegas, Nevada, Anchorage, Alaska and other markets. A former Director and Chairman of the National Cable Television Association, Mr. Crosby has provided cable television consulting services to the governments of West Germany, Austria and Holland. Mr. Crosby also serves as a director of two other publicly traded companies: National Dentex Corporation, a manufacturer of dental appliances, and DSI Toys, Inc., a toy manufacturer and distributor.

     Jack S. Gray, Jr. has been a director of the Company since 1989. Since April 1992, Mr. Gray has been the President and Chief Operating Officer of the Company. From August 1991 until April 1992, Mr. Gray was President of J&J Mercantile, an investment firm in Austin, Texas. From April 1991 until August 1991, Mr. Gray was Deputy Director of Appointments in the Office of the Governor, State of Texas. From 1985 to 1991, he was the Chief Financial Officer of the "Rust Group" (which collectively refers to the business activities of Mr. Crosby), and in this capacity, he served as an officer or director of numerous entities in which Mr. Crosby held direct and indirect ownership interests. Prior to 1985, Mr. Gray was an investment banker with Duncan, Smith & Co., San Antonio, Texas.

     Neil R. Austrian, Jr. has been a Vice President of the Company since 1994 and was named Senior Vice President and Chief Financial Officer in August 1997. Mr. Austrian has worked in association with

Mr. Crosby for the past seven years and, prior to joining Tescorp, was an Associate with Rust Capital. Mr. Austrian serves on the Board of Directors of Software Publishing Corporation.

     David Justice has been Chief Financial Officer - Latin America since joining the Company in September 1995. Mr. Justice is a ten year veteran of the cable television industry. Prior to joining the Company, Mr. Justice was employed by Prime Cable, which he joined in 1981 as Controller, and then served as Treasurer. During his tenure, Prime Cable grew from approximately 25,000 subscribers to 600,000 subscribers, and provided cable television service to customers in Alaska, New York, Georgia, Texas, Maryland, Nevada, North Carolina, Indiana and Wyoming. Mr. Justice worked for Seidman & Seidman and Coopers & Lybrand as a Certified Public Accountant before joining Prime Cable.

     John D. Becker has been the Controller of the Company since 1990. Mr. Becker is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, and the Texas Society of Certified Public Accountants.

     Osvaldo Rossi has acted as Chief Executive Officer of Cabledifusion S.A. since 1995. Mr. Rossi is a native of Argentina who resides in Buenos Aires. Mr. Rossi is the former Engineering and Technology Advisor to the ATVC, the Argentine cable television trade association, and is the author of Cable and Satellite TV, which was published in Argentina in 1990. He has also authored approximately 60 articles regarding cable television and telecommunications that have been published in various Latin American newspapers and trade publications. Mr. Rossi is a founder of Proyectos de Comunicaciones, S.A. ("Proyectos"), a company that provides engineering and operational consulting services to cable television and telecommunications companies. Proyectos has had as clients such Argentine firms as Clarin/Canal 13, Cablevision, Video Cable Comunicaciones, S.A., and Telintar. Prior to forming Proyectos, Mr. Rossi served at Video Cable Comunicacion, S.A., one of the largest cable television operators in Argentina, in several capacities including Vice President of Engineering and Technology. Mr. Rossi earned an Electronics Engineer certification from the National University of Technology (Argentina) in 1979.

     Carlos Saba has acted as Chief Operating Officer of Cabledifusion S.A. since 1995. Mr. Saba is a native of Argentina who resides in Buenos Aires. Mr. Saba is also a founder of Proyectos. Mr. Saba was a founder of Cabtec, S.A. and Cabtec Industria Eletronica L.T.D.A., companies which designed and manufactured cable television equipment in Argentina and Brazil under license from C-Cor Electronics, Inc. Mr. Saba is the founder of several cable television systems in Argentina and Brazil and from 1981 to 1988 Mr. Saba worked in various capacities, including Chief Engineer, with Video Cable Comunicaciones, S.A. Mr. Saba earned a Masters of Business Administration degree from Belgrano University (Argentina) in 1988 and an Electronics Engineer certification from the National University of Technology (Argentina) in 1980.


     Winston J. Churchill has been a director of the Company since July 1995. Mr. Churchill formed Churchill Investment Partners, Inc. in 1989 and CIP Capital, Inc. in 1993, each an investment and venture capital fund, and continues to be a principal of each. From 1989 to 1993 he served as Chairman of the Finance Committee of the $24 billion Pennsylvania Public School Employees' Retirement System.



     J. Kelly Elliott has served as a director of the Company since 1983. Since 1991, Mr. Elliott has been Chairman of the Board and Chief Executive Officer of Sigma Electronics, a manufacturer and distributor of electrical transformers. Mr. Elliott has also served since 1992 as Chairman and Chief Executive Officer of Omnicomp Graphics, Inc., a computer graphics company, and Seaboard-Avval, Inc., an oil field equipment manufacturer. From 1983 through 1989 Mr. Elliott was President and Chief Executive Officer of the Company. From 1976 to 1983, Mr. Elliott served as President and Chief Executive Officer of several wholly-owned subsidiaries of Hughes Tool Company, including Brown Oil Tools and BJ-Hughes, each of which was engaged in oil field services. In June of 1993, Mr. Elliott was elected Chairman of the Board of Grant Tensor Geophysical Corporation, a publicly traded oil field service company, and he served in that capacity through November 1995.


     Lee A. Lahourcade has been a director of the Company since March 1992. Mr. Lahourcade was president of Rust Capital from June 1988 to June 1992. Since then, Mr. Lahourcade has served as a principal at Vaughn, Nelson, Scarborough, McConnell, L.P., a money management firm. Prior to joining Rust Capital, Mr. Lahourcade was a vice president of Merrill Lynch & Co. in the investment banking area.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Compensation of Directors. Each director who is not an employee of the Company receives $1,000 for each board meeting attended, plus $500 for each committee meeting attended. Employees of the Company are not paid directors' fees. No member of the Board of Directors was paid any compensation in the Company's 1997 fiscal year for his service as a director of the Company other than pursuant to the standard compensation arrangement for directors.

     At the annual meeting of shareholders held in October 1993, the 1993 Non-Employee Directors Stock Option Plan (the "NEDSOP") was approved. Pursuant to the NEDSOP, non-employee directors are entitled to receive one option to purchase 8,333 shares of Company Common Stock upon becoming director, a second option to purchase an additional 8,333 shares at the completion of one year of service, and a third option to purchase an additional 8,334 shares at the completion of two years of service.

     The NEDSOP was adopted to further the goal of attracting and retaining highly qualified non-employee directors of the Company and to motivate them to assert their best efforts for the Company. As a result of changes effected at last year's annual meeting, non-employee directors are eligible to participate in the Company's 1991 Incentive Plan. As employees, neither Mr. Gray nor Mr. Crosby is eligible to participate in the NEDSOP.

     Compensation of Executive Officers. The following table sets forth certain information for the fiscal years ended March 31, 1997, 1996 and 1995, with respect to the Chief Executive Officer (Jack R. Crosby) and the President and Chief Operating Officer (Jack S. Gray, Jr.) at March 31, 1997. There were no other executive officers of the Company who earned annual compensation that exceeded $100,000 during fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                               ANNUAL COMPENSATION      (SECURITIES
                                                             ------------------------    UNDERLYING     ALL OTHER
                 NAME                   PRINCIPAL POSITION    SALARY    BONUS   OTHER    OPTIONS)*     COMPENSATION
                 ----                   ------------------   --------   -----   -----   ------------   ------------
  1997
    Jack R. Crosby...................   Chairman and CEO     $150,000    --      --       275,000           --
    Jack S. Gray, Jr.................   President and COO    $125,000    --      --       225,000           --
  1996
    Jack R. Crosby...................   Chairman and CEO     $112,500    --      --       250,000           --
    Jack S. Gray, Jr.................   President and COO    $125,000    --      --       175,000           --
  1995
    Jack R. Crosby...................   Chairman and CEO     $100,000    --      --            --           --
    Jack S. Gray, Jr.................   President and COO    $125,000    --      --            --           --

- ---------------

* Options granted include a limited stock appreciation right that becomes exercisable at the employee's option only if there is a change in control of the Company.

     Stock Option Grants in 1997. The Company maintains an incentive stock option plan, pursuant to which 2,000,000 shares of Common Stock are issuable to employees of the Company. The following table shows information concerning individual grants of stock options during fiscal 1997 to the named executive officers.

                                                  NO. OF      % OF TOTAL
                                                SECURITIES     OPTIONS
                                                UNDERLYING     GRANTED
                                                 OPTIONS          TO                          EXPIRATION
                     NAME                        GRANTED*     EMPLOYEES     EXERCISE PRICE       DATE
                     ----                       ----------    ----------    --------------    ----------
Jack R. Crosby................................   275,000         45.8          $3.5625         3/11/07
Jack S. Gray, Jr..............................   225,000         37.5          $3.5625         3/11/07

- ---------------

* All options shown are exercisable in three equal annual installments beginning March 31, 1998.

     Stock Option Exercises and Holdings. The following table shows information regarding stock option exercises and unexercised options held as of the end of fiscal 1997 by the named executive officers.


                                                                      AT MARCH 31, 1997
                                                 -----------------------------------------------------------
                                                    NUMBER OF UNEXERCISED          VALUE OF IN-THE-MONEY
                                                           OPTIONS                        OPTIONS
                                      OPTIONS    ---------------------------   -----------------------------
               NAME                  EXERCISED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE*   UNEXERCISABLE*
               ----                  ---------   -----------   -------------   ------------   --------------
Jack R. Crosby.....................      0         327,250        522,750        $590,188        $266,063
Jack S. Gray, Jr...................      0         302,200        422,800        $577,663        $241,088


- ---------------

* Based on closing price of $3.50 on March 31, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Compensation decisions for executive officers are made by the Compensation Committee of the Board of Directors, which currently consists of Lee A. Lahourcade, J. Kelly Elliott and Winston J. Churchill. Mr. Elliott served as the President and Chief Executive Officer of the Company from 1983 through 1989. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

     During fiscal 1996, J. Kelly Elliott, a director of the Company, was indebted to the Company in the amount of approximately $84,000, including accrued and unpaid interest by virtue of a loan that had been made in 1989. In March 1996, the Company agreed that Mr. Elliott could satisfy his obligation by assigning to the Company 21,567 shares of outstanding Common Stock, which was then trading at approximately $3.75 per share, and cash of approximately $5,000. The note was satisfied on these terms during the first quarter of fiscal 1997 and the Company retired the Common Stock.


     Rust Management Services, Inc., a Texas corporation ("RMSI") of which Jack
R. Crosby, the Chairman and Chief Executive Officer of the Company, is the sole shareholder, has provided the part-time services of several of its employees to the Company. Pursuant to this arrangement, the Company's pro rata share of the expenses associated with RMSI's employment of these individuals is reimbursed by the Company at RMSI's cost. During the fiscal years ended March 31, 1995, 1996 and 1997, payments to RMSI pursuant to this arrangement were approximately $91,000, $130,000 and $174,000, respectively.


     The Company leases its executive offices in Austin, Texas in a six-story office building from a limited partnership that includes as a minority interest limited partner a trust for which Jack S. Gray Jr., President and Chief Operating Officer of the Company, is the trustee. Mr. Gray is not a beneficiary of the trust and serves without compensation. The limited partnership purchased the building in June 1996.

     In February 1997, the Company sold $6.0 million in principal amount of the Acquisition Notes, and detachable warrants to purchase an aggregate of 210,000 shares of Common Stock for $4.00 per share, to a group of investors that included a director and other beneficial holders of over 5% of the Company's capital stock. As a result of the placement: (i) Winston J. Churchill, a director of the Company and the beneficial owner of over 5% of the outstanding Common Stock, and his wife purchased $200,000 in principal amount of the Acquisition Notes and warrants to purchase 7,000 shares of Common Stock; (ii) The South America Fund N.V., the beneficial owner of over 5% of a class of the Company's voting securities, purchased $1,000,000 in principal amount of the Acquisition Notes and warrants to purchase 35,000 shares of Common Stock; (iii) Clarex Limited, the beneficial owner of over 5% of a class of the Company's voting securities, purchased $500,000 in principal amount of the Acquisition Notes and warrants to purchase 17,500 shares of Common Stock; and (iv) Banque Nationale de Paris (Paris), the beneficial owner of over 5% of a class of the Company's voting securities, purchased $500,000 in principal amount of the Acquisition Notes and warrants to purchase 17,500 shares of Common Stock. The Acquisition Notes and warrants received by The South America Fund N.V. may be deemed to be owned by BEA Associates, the beneficial owner of over 5% of the outstanding Common Stock.

     In addition, in connection with the placement of the Acquisition Notes and warrants, Arnhold S. & Bleichroeder, Inc., which may be deemed to be the beneficial owner of over 5% of the outstanding Common Stock, received 22,500 shares of Common Stock and warrants to purchase an additional 90,000 shares of Common Stock for $4.00 per share as a placement fee and for other professional services provided in connection with the placement.

     In August 1997, the Jack R. Crosby Inter Vivos Trust, a shareholder of the Company, made available to the Company a $500,000 unsecured revolving credit facility for working capital purposes. Amounts outstanding under this facility are due and payable on demand and bear interest at the rate of 11.0% per annum. Jack R. Crosby, the Chairman of the Board and Chief Executive Officer of the Company, established the Jack R. Crosby Inter Vivos Trust, but is neither a trustee nor a beneficiary of the trust. Mr. Crosby disclaims beneficial ownership of the assets of the trust, including 172,043 shares of Common Stock. The loan from the Jack R. Crosby Inter Vivos Trust was approved by all of the disinterested directors of the Company, who determined that the loan was on terms no less favorable to the Company than those that could have been obtained from unaffiliated third parties.


     The Company anticipates that it may obtain additional financing from affiliates for working capital, prior to the closing of this Offering. If such transactions occur, approval will be sought from the disinterested directors of the Company to determine that the terms are no less favorable to the Company than those that could be obtained from unaffiliated third parties. The proceeds of this Offering will be used to repay such loans from affiliates.

                       PRINCIPAL AND SELLING SHAREHOLDERS

HOLDINGS OF COMMON STOCK

     The following table gives information concerning the beneficial ownership of the Company's Common Stock by: (i) each of the named executive officers; (ii) each of the Company's directors; (iii) all directors and executive officers of the Company as a group; (iv) the Selling Shareholders; and (v) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock.


                                                                                            SHARES OF COMMON
                                               SHARES OF COMMON STOCK                      STOCK BENEFICIALLY
                                            BENEFICIALLY OWNED PRIOR TO                      OWNED AFTER THE
                                                    THE OFFERING                                OFFERING
             NAME AND ADDRESS               ----------------------------      SHARES       -------------------
          OF BENEFICIAL OWNER(1)               NUMBER          PERCENT     BEING OFFERED    NUMBER     PERCENT
          ----------------------            ------------      ----------   -------------   ---------   -------
DIRECTORS AND EXECUTIVE OFFICERS:
Jack R. Crosby............................       628,210(2)        4.6%         -0-          628,210     2.6%
Jack S. Gray, Jr..........................       696,697(3)        5.1%         -0-          696,697     2.9%
Winston J. Churchill......................     1,271,606(4)        9.6%         -0-        1,271,606     5.3%
J. Kelly Elliott..........................        50,664(5)      *              -0-           50,664       *
Lee A. Lahourcade.........................        26,880(6)      *              -0-           26,880       *
All directors and executive officers as a
  group (six persons).....................     2,711,607(7)       19.0%         -0-        2,711,607    11.4%
SELLING AND 5% SHAREHOLDERS:
BEA Associates............................     2,210,000(8)       15.2%     320,000        1,890,000     7.9%
Argentina Equity Investment Partnership...     1,855,000(9)       13.1%         -0-        1,855,000     7.8%
K-G, L.P..................................     1,271,606(10)       9.6%         -0-        1,271,606     5.3%
Frederick M. Danziger.....................     1,271,606(10)       9.6%         -0-        1,271,606     5.3%
John Fletcher.............................     1,271,606(10)       9.6%         -0-        1,271,606     5.3%
W&M Management Company, Inc...............     1,271,606(10)       9.6%         -0-        1,271,606     5.3%
Arnhold & S. Bleichroeder, Inc............     1,264,050(11)       8.8%         -0-        1,264,050     5.3%
Harvey Sandler............................       928,200(12)       7.0%         -0-          928,200     3.9%
21st Century Communications Partners,
  L.P.....................................       928,200(12)       7.0%         -0-          928,200     3.9%
21st Century Communications T-E Partners,
  L.P.....................................       928,200(12)       7.0%         -0-          928,200     3.9%
21st Century Communications Foreign
  Partners, L.P...........................       928,200(12)       7.0%         -0-          928,200     3.9%
Sandler Investment Partners, L.P..........       928,200(12)       7.0%         -0-          928,200     3.9%
Sandler Capital Management................       928,200(12)       7.0%         -0-          928,200     3.9%
ARH Media Corp............................       928,200(12)       7.0%         -0-          928,200     3.9%
The South America Fund N.V. ..............       355,000(13)       2.6%     320,000           35,000     *
Fred Lieberman............................       313,060           2.3%     313,060              -0-     *


All percentages in this section were calculated on the basis of outstanding securities plus securities deemed to be beneficially owned under Rule 13d-3 of the Exchange Act.
- ---------------

  *  less than 1%


 (1) Unless otherwise indicated, the address for all officers and directors of the Company is 327 Congress Avenue, Suite 200, Austin, Texas 78701. The information as to beneficial ownership is based on statements furnished to the Company by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security. For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days of September 5, 1997. Unless noted otherwise, stockholders possess sole voting and dispositive power with respect to shares listed on this table.



 (2) Includes 136,460 shares held directly and 491,750 shares purchasable within 60 days upon exercise of options. Excludes 172,043 shares held by the Jack
     R. Crosby Inter Vivos Trust as to which members of

     Mr. Crosby's immediate family are the beneficiaries, but over which Mr. Crosby has no voting or investment power. Also excludes 853,752 shares held by K-G, L.P., which is a limited partnership in which the Sharpe Irrevocable Inter Vivos Trust, as to which Mr. Crosby's wife is the sole beneficiary, is a limited partner.



 (3) Includes 242,628 shares held directly, a total of 12,344 shares issuable upon conversion of 9,850 shares of Series 1990 Preferred Stock held by Mr. Gray directly and in trust for the benefit of his child, and 441,725 shares purchasable within 60 days upon exercise of options.



 (4) Includes 300,000 shares held directly by Mr. Churchill and his wife, 62,500 shares held by Winston J. Churchill Retirement Plan, 15,334 shares purchasable within 60 days upon exercise of options and warrants, 40,000 shares issuable upon conversion of 1,250 shares of Series 1995 Preferred Stock, 853,572 shares held by K-G, L.P., as disclosed in footnote 10 and 200 shares held by Mr. Churchill's wife's individual retirement account.



 (5) Includes 1,394 shares held directly and 49,270 shares purchasable within 60 days upon exercise of options.


 (6) Includes 1,880 shares issuable upon conversion of 1,500 shares of Series 1990 Preferred Stock held by Mr. Lahourcade directly and 25,000 shares purchasable within 60 days upon exercise of options.


 (7) Includes 1,056,429 shares purchasable within 60 days upon exercise of options and warrants, 40,000 shares issuable upon conversion of shares of Series 1995 Preferred Stock and 14,224 shares issuable upon conversion of shares of Series 1990 Preferred Stock.



 (8) Includes 1,855,000 shares beneficially owned by Argentina Equity Investment Partnership and 355,000 shares beneficially owned by The South America Fund N.V., of which 320,000 shares are being sold pursuant to this Offering. The address of this beneficial owner is c/o BEA Associates 153 East 53rd Street, One Citicorp Center, New York, New York 10022.



 (9) Includes 895,000 shares held directly and 960,000 shares issuable upon conversion of 30,000 shares of Series 1995 Preferred Stock. The address of this beneficial owner is c/o BEA Associates, 153 East 53rd Street, One Citicorp Center, New York, New York 10022.



(10) Includes 853,572 shares held by K-G, L.P., 300,000 shares held directly by Winston J. Churchill, 62,500 shares held by Winston J. Churchill Retirement Plan, 40,000 shares issuable upon conversion of 1,250 shares of Series 1995 Preferred Stock held by Mr. Churchill and his wife, 15,334 shares purchasable within 60 days upon exercise of options and warrants and 200 shares held by Mr. Churchill's wife's individual retirement account. K-G, L.P. John Fletcher, W&M Management Company, Inc., Frederick M. Danziger and Mr. Churchill have filed a Schedule 13D in which they indicated they were members of a "group" for the purposes of Section 13(d) of the Exchange Act. The address of this beneficial owner is 641 Lexington Avenue, 29th Floor, New York, New York 10022.



(11) Includes 151,900 shares held directly, 576,150 shares purchasable within 60 days upon exercise of warrants and 536,000 shares issuable upon conversion of 16,750 shares of Series 1995 Preferred Stock. Arnhold & S. Bleichroeder, Inc. disclaims beneficial ownership of 658,450 of these shares. The address of this beneficial owner is 1345 Avenue of the Americas, New York, New York 10022.


(12) Harvey Sandler, 21st Century Communications Partners, L.P., 21st Century Communications T-E Partners, L.P., 21st Century Communications Foreign Partners, L.P., Sandler Investment Partners, L.P., Sandler Capital Management and ARH Media Corp. filed a Schedule 13D in which they indicated that they were members of a "group" for purposes of Section 13(d) of the Exchange Act. The address of this beneficial owner is 767 Fifth Avenue, 45th Floor, New York, New York 10153.


(13) Includes 320,000 shares issuable upon conversion of Series 1995 Preferred Stock and 35,000 shares purchasable within 60 days upon exercise of warrants.

HOLDINGS OF PREFERRED STOCK

     The following table gives information concerning the beneficial ownership of the Company's Preferred Stock by: (i) each of the named executive officers;
(ii) each of the Company's directors; (iii) all directors and executive officers of the Company as a group; and (iv) each person known to the Company to be the beneficial owner of more than 5% of any series of Preferred Stock. Each share of Series 1990 Preferred Stock and Series 1995 Preferred Stock is currently convertible into approximately 1.25 shares of Common Stock and 32 shares of Common Stock, respectively.


                                                         SHARES OF            SHARES OF
                                                     SERIES 1990 STOCK    SERIES 1995 STOCK
                                                     BENEFICIALLY OWNED   BENEFICIALLY OWNED
                                                     ------------------   ------------------
      NAME AND ADDRESS OF BENEFICIAL OWNER(1)        NUMBER    PERCENT    NUMBER    PERCENT
      ---------------------------------------        -------   --------   -------   --------
DIRECTORS AND EXECUTIVE OFFICERS:
Jack R. Crosby.....................................     -0-      *           -0-       *
Jack S. Gray, Jr.(2)...............................   9,850      1.4%        -0-       *
Winston J. Churchill(3)............................     -0-      *         1,250       *
J. Kelly Elliott...................................     -0-      *           -0-       *
Lee A. Lahourcade..................................   1,500      *           -0-       *
All directors and executive
  officers as a group (six persons)................  11,350      1.6%      1,250       *
5% SHAREHOLDERS:
BEA Associates.....................................     -0-      *        40,000      28.7%
Argentina Equity Investment Partnership............     -0-      *        30,000      21.5%
SC Fundamental, Inc.(4)............................     -0-      *        20,000      14.4%
SC Fundamental Value BVI, Inc.(4)..................     -0-      *        20,000      14.4%
The SC Fundamental Value Fund, L.P.(4).............     -0-      *        20,000      14.4%
Gary N. Siegler(4).................................     -0-      *        20,000      14.4%
Peter M. Collery(4)................................     -0-      *        20,000      14.4%
Arnhold & S. Bleichroeder, Inc.(5).................     -0-      *        16,750      12.0%
Banque Nationale de Paris (Switzerland) Ltd........     -0-      *        15,500      11.1%
The South America Fund N.V.(6).....................     -0-      *        10,000       7.2%
Clarex Limited(7)..................................     -0-      *        10,000       7.2%
First Eagle Fund N.V.(8)...........................     -0-      *        10,000       7.2%
Special Situation Fund, L.P. III(9)................  57,500      8.3%        -0-       *
Mervyn L. Lapin(10)................................  46,534      6.7%        -0-       *
Kenneth Pasternak(11)..............................  40,000      5.8%        -0-       *


     All percentages in this section were calculated on the basis of outstanding securities plus securities deemed to be beneficially owned under Rule 13d-3 of the Exchange Act.
- ---------------

  *  less than 1%


 (1) Unless otherwise indicated, the address for all officers and directors of the Company is 327 Congress Avenue, Suite 200, Austin, Texas 78701. The information as to beneficial ownership is based on statements furnished to the Company by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security. For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days of September 5, 1997. Unless noted otherwise, stockholders possess sole voting and dispositive power with respect to shares listed on this table.


 (2) Shares held by Mr. Gray directly and in trust for the benefit of his child.

 (3) Shares held by Mr. Churchill and his wife.

 (4) The SC Fundamental Value Fund, L.P., SC Fundamental Value BVI, Inc., SC Fundamental, Inc., Gary N. Siegler and Peter M. Collery filed a Schedule 13D in which they indicated that they were members of a "group" for purposes of Section 13(d) of the Exchange Act. The address of this beneficial owner is 711 Fifth Avenue, New York, New York 10022.

 (5) Arnhold & S. Bleichroeder, Inc. disclaims beneficial ownership of these shares.


 (6) All of such shares of Series 1995 Preferred Stock are to be converted into shares of Common Stock immediately prior to the closing of this Offering and sold in the Offering. The address of this beneficial owner is c/o BEA Associates, 153 East 53rd Street, New York, New York 10022.


 (7) The address of this beneficial owner is Scotiabank Building, 3rd Floor, Rawson Square, Wassau, N.P. Bahamas.

 (8) The address of this beneficial owner is c/o Arnhold & S. Bleichroeder, Inc., 1345 Avenue of the Americas, New York, New York 10022.

 (9) The address of this beneficial owner is 153 East 53rd Street, New York, New York 10022.


(10) The address of this beneficial owner is 232 W. Meadow Drive, Vail, Colorado 81657.


(11) The address of this beneficial owner is 525 Washington Blvd., Suite 2401, Jersey City, New Jersey 07310.

                          DESCRIPTION OF CAPITAL STOCK


     The capital stock of the Company consists of 55,000,000 authorized shares, of which 50,000,000 are designated Common Stock, with a par value of $.02 per share, and 5,000,000 are designated Preferred Stock, with a par value of $1.00 per share.


COMMON STOCK


     At June 30, 1997, there were 13,189,785 shares of Common Stock issued and outstanding, 869,504 shares reserved for issuance upon conversion of the Series 1990 Preferred Stock, 4,456,000 shares reserved for issuance upon conversion of the Series 1995 Preferred Stock, 2,000,000 shares reserved for issuance under stock options granted, or to be granted, to employees of the Company under the Company's Amended and Restated 1991 Incentive Plan, 150,000 shares reserved for issuance under stock options granted, or to be granted, to nonemployee directors under the NEDSOP and 910,470 shares reserved for issuance upon exercise of certain outstanding warrants and options granted outside the Company's stock option plans.


     The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company and the satisfaction of creditors and the preferences and rights of holders of Preferred Stock outstanding, if any, the holders of shares of Common Stock are entitled to receive all assets remaining available for distribution to the stockholders. All of the outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The Common Stock has no preemptive, exchange or conversion rights.

STATUTORY BUSINESS COMBINATION PROVISION


     A new Part Thirteen of the Texas Business Corporation Act (the "Texas Business Combination Law") restricts certain transactions between a public corporation organized under Texas law, or its majority-owned subsidiaries, and any person holding 20% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Affiliated Shareholder"). The Texas Business Combination Law prevents, for a period of three years following the date that a person becomes an Affiliated Shareholder, the following types of transactions, whether in one transaction or a series of transactions, between the corporation and the Affiliated Shareholder (unless certain conditions, described below, are met): (a) mergers, share exchanges or conversions, (b) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of assets of the corporation or any subsidiary with an aggregate market value equal to 10% or more of (i) the aggregate market value of the consolidated assets, (ii) the aggregate market value of the outstanding stock of the corporation or (iii) the consolidated net income of the corporation, (c) issuances or transfers by the corporation to an Affiliated Shareholder of any stock of the corporation except by the exercise of warrants or rights, or a share dividend paid, pro rata to all shareholders of the corporation after the Affiliated Shareholder's acquisition date, (d) adoptions of any plan or proposal for the liquidation or dissolution of the corporation pursuant to any agreement, arrangement or understanding with an Affiliated Shareholder, (e) reclassifications of securities, recapitalizations of the corporation, mergers with a subsidiary or pursuant to which the assets and liabilities of the corporation are allocated among two or more entities, or any other transactions, whether or not involving an Affiliated Shareholder, proposed by, or pursuant to an agreement, arrangement or understanding with an Affiliated Shareholder, that have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Affiliated Shareholder, and (f) receipt by the Affiliated Shareholder of the benefit (except proportionately as a shareholder) of loans, advances, guarantees, pledges or other financial assistance or a tax credit or other tax advantage provided by the corporation.


     The three-year ban does not apply if either the proposed transaction or the transaction by which the Affiliated Shareholder became an Affiliated Shareholder is approved by the board of directors of the corporation prior to the date such shareholder becomes an Affiliated Shareholder. Business combinations are also permitted within the three-year period if approved, at an annual or special meeting of shareholders called for that purpose not less than six months after the date such Affiliated Shareholder becomes an Affiliated Shareholder, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock not owned by the Affiliated Shareholder.

     The Texas Business Combination Law does not apply to any transaction (a) with an Affiliated Shareholder who becomes an Affiliated Shareholder inadvertently, if such Affiliated Shareholder, as soon as practicable, divests itself of a sufficient number of shares of voting stock to no longer be an Affiliated Shareholder and, but for the inadvertent acquisition, such Affiliated Shareholder was not an Affiliated Shareholder at any time during the preceding three year period, (b) with an Affiliated Shareholder who was an Affiliated Shareholder on December 31, 1996 and remains an Affiliated Shareholder continuously thereafter until the announcement date of such transaction, (c) with an Affiliated Shareholder who becomes an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and who remains an Affiliated Shareholder continuously thereafter until the announcement date of such transaction, and (d) with a wholly-owned subsidiary organized under Texas law, if such subsidiary is not affiliated with an Affiliated Shareholder other than through such Affiliated Shareholder's ownership of voting stock of the corporation. In addition, the Texas Business Combination Law will not apply to any Texas corporation (i) the original articles of incorporation or bylaws of which expressly elect not to be governed by the Texas Business Combination Law;
(ii) that, prior to December 31, 1997, adopts an amendment to its articles of incorporation or bylaws making such an election, (iii) that, after December 31, 1997, adopts an amendment to its articles of incorporation or bylaws making such an election that is approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock, provided that any such amendment will take effect 18 months after the date of the vote and would not apply to transactions with an Affiliated Shareholder whose share acquisition date was on or prior to the date of such vote. The Company does not currently contemplate adopting such a charter or bylaw amendment and therefore will be covered by the Texas Business Combination Law for the foreseeable future.

PREFERRED STOCK

     The Board of Directors is authorized, without any further action by the shareholders, to establish the terms and approve the issuance of shares of Preferred Stock from time to time in such series, to divide such shares of Preferred Stock into one or more classes or series and, in connection with the creation of any such class or series, to fix the designation, powers and relative, participatory, optional or other special rights of such class or series, and the qualifications, limitations, or restrictions thereof. At June 30, 1997, there were 693,864 shares of Series 1990 Preferred Stock and 139,250 shares of Series 1995 Preferred Stock issued and outstanding.

     The Series 1990 Preferred Stock calls for the payment of annual dividends of $.50 per share, payable on a quarterly basis. In addition, in the event of liquidation, the holders of the Series 1990 Preferred Stock are entitled to receive $5.00 plus accrued and unpaid dividends before the holders of Common Stock and Series 1995 Preferred Stock are entitled to receive any of the liquidation proceeds. Each share of 1990 Preferred Stock is currently convertible into approximately 1.25 shares of Common Stock. The Series 1995 Preferred Stock calls for annual dividends of $8.00 per share, payable on a quarterly basis, except that holders who have so elected may have such dividends paid in shares of Common Stock. In the event of liquidation, the holders of Series 1995 Preferred Stock are entitled to receive $100.00 plus accrued and unpaid dividends before the holders of Common Stock are entitled to receive any of the liquidation proceeds. Each share of Series 1995 Preferred Stock is convertible into 32 shares of Common Stock, subject to certain adjustments. Neither the Series 1990 Preferred Stock nor the Series 1995 Preferred Stock have any preemptive rights.

     Shares of Series 1990 Preferred Stock are redeemable at the option of the Company at a price equal to $5.00 per share plus any accrued and unpaid dividends. Terms of the Series 1990 Preferred Stock provide that the Company may redeem no fewer than 70,000 shares at any one time unless all outstanding shares are being redeemed. Only one redemption per quarter is permitted and the Company is precluded from making a partial redemption if there are fewer than 200,000 shares of Series 1990 Preferred Stock outstanding. To date, all dividends on the Series 1990 Preferred Stock have been paid by the Company.

     In the event that the quoted price of the Common Stock exceeds $4.6875, subject to certain adjustments, for a period of 20 trading days beginning on any trading day on or after December 15, 1998, the Company shall have the right to compel the conversion of all, but not less than all, of the Series 1995 Preferred Stock into Common Stock. Subject in all respects to this provision, the holders of shares of Series 1995 Preferred Stock shall have the right, at their option, to convert all or any part of such shares into Common Stock.

VOTING


     Each share of the Common Stock and Series 1990 Preferred Stock is entitled to one vote, and each share of the Series 1995 Preferred Stock is entitled to 32 votes, on all matters to come before the Company's shareholders, voting as a single class, except certain matters as to which the Preferred Stock is entitled to vote as a separate class as provided by law or by the provisions of the Company's Articles of Incorporation setting forth the rights and preferences for the Preferred Stock. The Company's Articles of Incorporation do not permit cumulative voting, which means that the holders of a majority of the votes represented by Common Stock or Preferred Stock entitled to vote at a shareholder's meeting present in person or by proxy can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares will not be able to elect any directors. A quorum for a meeting of shareholders consists of a majority of the votes represented by shares of Common Stock or Preferred Stock entitled to vote at such meeting present in person or by proxy.


TRANSFER AGENT

     The transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     After the completion of the Offering, the Company will have 23,876,725 shares of Common Stock outstanding (25,526,725 if the Underwriters' over-allotment option is exercised in full). Of those shares, a total of 21,892,003 (23,542,003 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, any affiliate of the Company who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 232,000 shares based upon the number of shares assumed to be outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. All shares of Common Stock held by affiliates of the Company will be eligible for sale immediately following consummation of the Offering pursuant to Rule 144, subject to certain restrictions under Rule 144.



     The officers, directors and certain shareholders of Tescorp (including the Selling Shareholders), who own an aggregate of 5,318,517 shares of Common Stock (including 633,060 shares to be sold in the Offering), and the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities.



     Under various agreements, registration rights have been granted with respect to approximately 7.6 million shares of Common Stock, or share equivalents, requiring the Company to use its best efforts to include those shares in any registration statement filed by the Company in connection with a sale of Common Stock to the public, 320,000 shares of which are offered hereby by the Selling Shareholders. Under each of the agreements setting forth these "piggyback" rights, however, the managing underwriter of the public offering may limit the number of shares that will be included in the registration statement. All of these piggyback registration rights have been waived in connection with the Offering. Holders of shares of Common Stock issued as dividends on the Series 1995 Preferred Stock have the right to demand that the Company register for offer and sale such shares of Common Stock under the Securities Act at certain times.


     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Lehman Brothers Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names:



                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ----------
Prudential Securities Incorporated..........................
Lehman Brothers Inc. .......................................

                                                              ----------
          Total.............................................  11,000,000
                                                              ==========


     The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby, if any are purchased.


     The Underwriters, through their Representatives, have advised the Company and the Selling Shareholders that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the public offering, the public offering price and the concessions may be changed by the Representatives.



     The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,650,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 11,000,000.


     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


     Tescorp, its officers and directors, the Selling Shareholders and certain other shareholders who own an aggregate of 5,318,517 shares of Common Stock have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's existing stock option plans. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice release all shares or any portion thereof subject to such agreements.



     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 1,650,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.



     The Company is currently discussing with an affiliate of Prudential Securities Incorporated a credit facility in an amount up to $12.5 million (the "Credit Facility") which, if consummated, is expected to bear interest at 11% per annum, payable monthly. The Credit Facility, if consummated, will be due and payable at the earlier of the completion of a public offering and 90 days following the closing of the Credit Facility (the "Maturity Date"). If the Credit Facility is consummated, the Company will issue to the affiliate of Prudential Securities Incorporated a warrant to purchase shares of Common Stock at an exercise price per share equal to $3.50. If the Company repays the outstanding principal and interest due under the Credit Facility on or before the Maturity Date, the affiliate of Prudential Securities Incorporated will be entitled to exercise the warrant to purchase 375,000 shares. However, if the Credit Facility is not repaid on or prior to the Maturity Date, the warrant will be exercisable with respect to 750,000 shares. The warrant will be exercisable at any time during the five year period ending December 2002. The shares of Common Stock underlying the warrant will be entitled to unlimited piggy-back registration rights.



     Under the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), if the Credit Facility is consummated, more than ten percent of the net proceeds from the Offering may be used to repay the loan made by an affiliate of Prudential Securities Incorporated. Accordingly, the Offering will be made in compliance with Rule 2720 and the public offering price will be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with the requirement, Lehman Brothers Inc. is serving in such role and will recommend a price in compliance with the requirements of the NASD Conduct Rules. Lehman Brothers Inc., in its role as qualified independent underwriter, participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part, and exercised the usual standards of due diligence with respect thereto. In accordance with the NASD Conduct Rules, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Hughes & Luce, L.L.P., Austin, Texas. Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California has acted as counsel for the Underwriters in connection with certain legal matters relating to the Offering.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1996 and 1997, and for each of the years in the three-year period ended March 31, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements, information statements and other information regarding the Company. The Commission's Web site address is http://www.sec.gov.


     The Company furnishes its shareholders with annual reports containing audited financial statements and such other periodic reports as it determines to furnish or as may be required by law.


     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by and subject to such reference in all respects.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The following documents, which the Company previously filed with the Commission pursuant to the Exchange Act (File No. 0-18663), are incorporated and made a part of this Prospectus by reference: the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997, as amended by a Form 10-KSB/A, Amendment No. 1, and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended by a Form 10-Q/A, Amendment No. 1.


     Any statement or information contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference in this Prospectus (other than exhibits and schedules to such documents, unless such exhibits or schedules are specifically incorporated by reference into such documents). Such a request should be directed to Neil R. Austrian, Jr. at the principal executive offices of the Company which are located at 327 Congress Avenue, Suite 200, Austin, Texas 78701, or if by telephone, (512) 476-2995.

                         TESCORP, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of March 31, 1996 and 1997,
  and June 30, 1997 (unaudited).............................  F-3
Consolidated Statements of Operations for the fiscal years
  ended March 31, 1995, 1996 and 1997, and for the three
  months ended June 30, 1996 and 1997 (unaudited)...........  F-4
Consolidated Statements of Stockholders' Equity for the
  fiscal years ended March 31, 1995, 1996 and 1997, and for
  the three months ended June 30, 1997 (unaudited)..........  F-5
Consolidated Statements of Cash Flows for the fiscal years
  ended March 31, 1995, 1996 and 1997, and for the three
  months ended June 30, 1996 and 1997 (unaudited)...........  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tescorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Tescorp, Inc. and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tescorp, Inc. and subsidiaries as of March 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Austin, Texas
June 3, 1997

                         TESCORP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             MARCH 31, 1996 AND 1997, AND JUNE 30, 1997 (UNAUDITED)

                                     ASSETS

                                                              MARCH 31,
                                                     ---------------------------     JUNE 30,
                                                         1996           1997           1997
                                                     ------------   ------------   ------------
                                                                                   (UNAUDITED)
Cash and cash equivalents..........................  $  8,529,100   $  1,623,375   $    796,508
Accounts receivable-subscribers, net...............     1,596,676      2,208,417      2,265,348
Prepaid expenses and other assets..................     2,036,461      1,306,904      1,137,539
Plant and equipment, net...........................     7,132,938     11,639,281     11,344,331
Franchise costs, net of amortization...............    24,949,470     32,848,985     32,456,905
                                                     ------------   ------------   ------------
          Total assets.............................  $ 44,244,645   $ 49,626,962   $ 48,000,631
                                                     ============   ============   ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable...................................  $  1,311,578   $  1,435,522   $  1,687,413
Accrued license and copyright fees.................     1,718,450      1,795,300      1,693,619
Income taxes payable...............................       461,140      1,384,833      1,540,684
Accrued payroll and social charges.................       422,734        738,476        742,824
Accrued taxes......................................       502,612        273,020        213,701
Other liabilities..................................       938,821      2,229,614      1,846,017
Debt...............................................       447,651      7,262,237      7,226,842
                                                     ------------   ------------   ------------
          Total liabilities........................     5,802,986     15,119,002     14,951,100
                                                     ------------   ------------   ------------
Minority Interest..................................     1,018,702        887,303        871,713
                                                     ------------   ------------   ------------
Stockholders' Equity:
  Preferred stock, $1 par value, 5,000,000 shares
     authorized:
  Series 1990 Convertible preferred stock, $5
     redemption value per share, 704,684 shares
     authorized and 693,864 shares issued and
     outstanding with an aggregate preference on
     liquidation of $3,469,320.....................       693,864        693,864        693,864
  Series 1995 Convertible preferred stock, $100
     redemption value per share, 200,000 shares
     authorized and 148,500, 139,250 and 139,250
     shares outstanding at March 31, 1996 and 1997,
     and June 30, 1997 respectively, with an
     aggregate preference on liquidation of
     $14,850,000, $13,925,000 and $13,925,000
     respectively..................................       148,500        139,250        139,250
  Common stock, $.02 par value, 50,000,000 shares
     authorized and 12,495,091, 13,178,007 and
     13,189,785 issued and outstanding at March 31,
     1996 and 1997, and June 30, 1997
     respectively..................................       249,902        263,560        263,796
  Additional paid-in capital.......................    65,359,628     66,508,484     66,552,931
  Accumulated deficit..............................   (28,959,437)   (33,984,501)   (35,472,023)
                                                     ------------   ------------   ------------
                                                       37,492,457     33,620,657     32,177,818
  Less treasury stock, 100,000 shares of common, at
     cost..........................................       (69,500)            --             --
                                                     ------------   ------------   ------------
          Total stockholders' equity...............    37,422,957     33,620,657     32,177,818
Commitments and contingencies......................            --             --             --
                                                     ------------   ------------   ------------
          Total liabilities and stockholders'
            equity.................................  $ 44,244,645   $ 49,626,962   $ 48,000,631
                                                     ============   ============   ============

          See accompanying notes to consolidated financial statements.

                         TESCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             YEARS ENDED MARCH 31, 1995, 1996 AND 1997, AND FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)


                                                                                      THREE MONTHS ENDED
                                                  YEAR ENDED MARCH 31,                     JUNE 30,
                                         ---------------------------------------   -------------------------
                                            1995          1996          1997          1996          1997
                                         -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
Revenues...............................  $        --   $16,009,116   $22,580,466    $5,401,912   $ 7,128,763
Operating costs and expenses:
  Operating costs......................           --    11,432,377    16,263,772     3,915,365     5,202,358
  General and administrative
     expenses..........................    1,468,118     3,062,005     3,691,258       878,453       861,780
  Depreciation.........................       11,921     1,909,646     3,603,230       805,515     1,330,078
  Amortization of franchise costs......           --     1,075,379     1,413,654       332,720       443,596
                                         -----------   -----------   -----------    ----------   -----------
          Total operating costs and
            expenses...................    1,480,039    17,479,407    24,971,914     5,932,053     7,837,812
                                         -----------   -----------   -----------    ----------   -----------
Operating loss.........................   (1,480,039)   (1,470,291)   (2,391,448)     (530,141)     (709,049)
                                         -----------   -----------   -----------    ----------   -----------
Other income (expense):
  Interest income......................    1,000,571       322,135       215,761        87,545         2,258
  Other income.........................      126,597       103,030        38,394         6,748         3,019
  Interest expense.....................       (2,775)     (355,879)     (346,100)      (38,798)     (319,874)
                                         -----------   -----------   -----------    ----------   -----------
          Total other income (expense),
            net........................    1,124,393        69,286       (91,945)       55,495      (314,597)
                                         -----------   -----------   -----------    ----------   -----------
Loss from continuing operations before
  provision for income taxes...........     (355,646)   (1,401,005)   (2,483,393)     (474,646)   (1,023,646)
Income tax expense.....................           --       117,602       898,551       113,363       114,232
                                         -----------   -----------   -----------    ----------   -----------
Loss from continuing operations........     (355,646)   (1,518,607)   (3,381,944)     (588,009)   (1,137,878)
Discontinued operations (see Note 13):
  Income from discontinued operations
     (net of income tax expense of
     $177,000 in 1995).................      584,692            --            --            --            --
                                         -----------   -----------   -----------    ----------   -----------
Income (loss) before minority
  interest.............................      229,046    (1,518,607)   (3,381,944)     (588,009)   (1,137,878)
Minority interest in the (income) loss
  of consolidated subsidiaries.........           --        23,310          (115)       14,296        15,590
                                         -----------   -----------   -----------    ----------   -----------
Net income (loss)......................      229,046    (1,495,297)   (3,382,059)     (573,713)   (1,122,288)
Preferred stock dividends..............     (346,936)     (636,436)   (1,495,060)     (383,734)     (365,234)
                                         -----------   -----------   -----------    ----------   -----------
Net loss applicable to common stock....  $  (117,890)  $(2,131,733)  $(4,877,119)   $ (957,447)  $(1,487,522)
                                         ===========   ===========   ===========    ==========   ===========
Net income (loss) per share applicable
  to common stock:
  Loss from continuing operations......  $     (0.10)  $     (0.19)  $     (0.38)   $    (0.08)  $     (0.12)
  Income from discontinued
     operations........................         0.08            --            --            --            --
                                         -----------   -----------   -----------    ----------   -----------
Loss per share applicable to common
  stock................................  $     (0.02)  $     (0.19)  $     (0.38)   $    (0.08)  $     (0.12)
                                         ===========   ===========   ===========    ==========   ===========


          See accompanying notes to consolidated financial statements.

                         TESCORP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 YEARS ENDED MARCH 31, 1995, 1996 AND 1997, AND THE THREE MONTHS ENDED JUNE 30,
                                1997 (UNAUDITED)

                                                 SERIES 1990            SERIES 1995
                                                 CONVERTIBLE            CONVERTIBLE             COMMON STOCK
                                               PREFERRED STOCK        PREFERRED STOCK          PAR VALUE $.02        ADDITIONAL
                                             -------------------    -------------------    ----------------------      PAID-IN
                                             SHARES      AMOUNT     SHARES      AMOUNT       SHARES       AMOUNT       CAPITAL
                                             -------    --------    -------    --------    ----------    --------    -----------
Balances at March 31, 1994.................  693,864    $693,864         --    $     --     7,096,715    $141,934    $41,264,928
  Net income...............................
  Exercise of warrants and other...........                                                    50,718       1,015          5,072
  Dividends on convertible preferred
    stock..................................
                                             -------    --------    -------    --------    ----------    --------    -----------
Balances at March 31, 1995.................  693,864    $693,864         --    $     --     7,147,433    $142,949    $41,270,000
  Net loss.................................
  Private placement of Series 1995
    preferred stock........................                         148,500     148,500                               13,850,018
  Private placement of common stock........                                                 4,800,000      96,000      8,596,992
  Conversion of minority interests.........                                                   534,616      10,692      1,593,156
  Dividends in the form of common stock to
    holders of the Series 1995 preferred
    stock making such election.............                                                    13,042         261         49,462
  Dividends on convertible preferred
    stock..................................
                                             -------    --------    -------    --------    ----------    --------    -----------
Balances at March 31, 1996.................  693,864    $693,864    148,500    $148,500    12,495,091    $249,902    $65,359,628
  Net loss.................................
  Exercise of stock purchase warrants......                                                   434,102       8,682        681,604
Issuance of common stock and warrants for
  debt placement fee.......................                                                    22,500         450        273,599
Dividends in the form of common stock to
  holders of the Series 1995 preferred
  stock making such election...............                                                    51,881       1,037        190,323
  Dividends on convertible preferred
    stock..................................
  Conversion of preferred stock............                          (9,250)     (9,250)      296,000       5,920          3,330
  Repurchase and retirement of common
    stock..................................                                                   (21,567)       (431)
Retirement of treasury stock...............                                                  (100,000)     (2,000)
                                             -------    --------    -------    --------    ----------    --------    -----------
Balances at March 31, 1997.................  693,864    $693,864    139,250    $139,250    13,178,007    $263,560    $66,508,484
Net loss (unaudited).......................
Dividends in the form of common stock to
  holders of the Series 1995 preferred
  stock making such election (unaudited)...                                                    11,778         236         44,447
Dividends on convertible preferred stock
  (unaudited)..............................
                                             -------    --------    -------    --------    ----------    --------    -----------
Balances, at June 30, 1997 (unaudited).....  693,864    $693,864    139,250    $139,250    13,189,785    $263,796    $66,552,931
                                             =======    ========    =======    ========    ==========    ========    ===========


                                                                             TOTAL
                                             ACCUMULATED     TREASURY    STOCKHOLDERS'
                                               DEFICIT        STOCK         EQUITY
                                             ------------    --------    -------------
Balances at March 31, 1994.................  $(26,709,814)   $(69,500)   $ 15,321,412
  Net income...............................      229,046                      229,046
  Exercise of warrants and other...........                                     6,087
  Dividends on convertible preferred
    stock..................................     (346,936)                    (346,936)
                                             ------------    --------    ------------
Balances at March 31, 1995.................  $(26,827,704)   $(69,500)   $ 15,209,609
  Net loss.................................   (1,495,297)                  (1,495,297)
  Private placement of Series 1995
    preferred stock........................                                13,998,518
  Private placement of common stock........                                 8,692,992
  Conversion of minority interests.........                                 1,603,848
  Dividends in the form of common stock to
    holders of the Series 1995 preferred
    stock making such election.............                                    49,723
  Dividends on convertible preferred
    stock..................................     (636,436)                    (636,436)
                                             ------------    --------    ------------
Balances at March 31, 1996.................  $(28,959,437)   $(69,500)   $ 37,422,957
  Net loss.................................   (3,382,059)                  (3,382,059)
  Exercise of stock purchase warrants......                                   690,286
Issuance of common stock and warrants for
  debt placement fee.......................                                   274,049
Dividends in the form of common stock to
  holders of the Series 1995 preferred
  stock making such election...............                                   191,360
  Dividends on convertible preferred
    stock..................................   (1,495,060)                  (1,495,060)
  Conversion of preferred stock............                                        --
  Repurchase and retirement of common
    stock..................................      (80,445)                     (80,876)
Retirement of treasury stock...............      (67,500)      69,500              --
                                             ------------    --------    ------------
Balances at March 31, 1997.................  $(33,984,501)   $     --    $ 33,620,657
Net loss (unaudited).......................   (1,122,288)                  (1,122,288)
Dividends in the form of common stock to
  holders of the Series 1995 preferred
  stock making such election (unaudited)...                                    44,683
Dividends on convertible preferred stock
  (unaudited)..............................     (365,234)                    (365,234)
                                             ------------    --------    ------------
Balances, at June 30, 1997 (unaudited).....  $(35,472,023)   $     --    $ 32,177,818
                                             ============    ========    ============

          See accompanying notes to consolidated financial statements.

                         TESCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      YEARS ENDED MARCH 31, 1995, 1996 AND 1997, AND FOR THE THREE MONTHS
                    ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)


                                                                                                     THREE MONTHS ENDED
                                                                YEAR ENDED MARCH 31,                      JUNE 30,
                                                     ------------------------------------------   -------------------------
                                                         1995           1996           1997          1996          1997
                                                     ------------   ------------   ------------   -----------   -----------
                                                                                                  (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)................................  $    229,046   $ (1,495,297)  $ (3,382,059)  $  (573,713)  $(1,122,288)
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
    Income from discontinued operations............      (584,692)            --             --            --            --
    Depreciation expense...........................        11,921      1,909,646      3,603,230       805,515     1,330,078
    Amortization of franchise costs................            --      1,075,379      1,413,654       332,720       443,596
    Amortization of debt issuance costs and debt
      discount.....................................            --        137,670         38,778            --        45,800
    Deferred income tax expense....................       (18,000)      (293,320)       (30,141)      (33,740)      (41,295)
    Minority interest in the income (loss) of
      consolidated subsidiaries....................            --        (23,310)           115       (14,296)      (15,590)
Changes in operating assets and liabilities
  excluding effects of acquired businesses:
    Accounts receivable from subscribers...........            --       (397,682)       (27,898)     (183,575)      (56,931)
    Prepaid expenses and other assets..............       260,592     (1,222,598)       961,080       440,939       108,334
    Accounts payable...............................        37,889        110,903       (298,534)     (185,291)      251,891
    Accrued expenses and other liabilities.........       (32,362)       655,074      1,501,091       (21,444)     (343,103)
                                                     ------------   ------------   ------------   -----------   -----------
        Net cash provided by (used in) operating
          activities...............................       (95,606)       456,465      3,779,316       567,115       600,492
                                                     ------------   ------------   ------------   -----------   -----------
Cash flows from investing activities:
  Proceeds from the sale of fixed assets...........            --        182,471             --            --            --
  Property additions...............................      (134,705)    (2,136,022)    (2,713,903)     (454,030)   (1,035,128)
  Proceeds from the maturity of short term
    investments....................................     5,175,594             --             --            --            --
  Proceeds from note received on sale of
    discontinued operations........................     3,000,000             --             --            --            --
  Proceeds from principal repayment on mortgage
    receivable.....................................        16,483         26,037         11,226         2,655        15,231
  Acquisition of cable television systems, net of
    cash acquired..................................   (12,200,225)   (11,854,415)   (13,967,834)   (1,831,930)      (51,516)
                                                     ------------   ------------   ------------   -----------   -----------
        Net cash used in investing activities......    (4,142,853)   (13,781,929)   (16,670,511)   (2,283,305)   (1,071,413)
                                                     ------------   ------------   ------------   -----------   -----------
Cash flows from financing activities:
  Issuance of debt.................................            --             --      7,087,592            --            --
  Principal payments on debt.......................       (73,128)    (2,944,659)      (273,006)      (85,033)      (35,395)
  Decrease in cash overdraft.......................            --        (84,138)            --            --            --
  Dividends paid on preferred stock................      (346,936)      (586,713)    (1,303,700)     (332,745)     (320,551)
  Distribution to minority shareholder of
    subsidiary.....................................            --             --       (215,702)           --            --
  Private placement proceeds, net of issuance
    costs..........................................            --     22,691,510             --            --            --
  Exercise of warrants.............................         6,087             --        690,286       490,286            --
                                                     ------------   ------------   ------------   -----------   -----------
        Net cash provided by (used in) financing
          activities...............................      (413,977)    19,076,000      5,985,470        72,508      (355,946)
Net cash provided by discontinued operations.......     1,283,417             --             --            --            --
                                                     ------------   ------------   ------------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents......................................    (3,369,019)     5,750,536     (6,905,725)   (1,643,682)     (826,867)
Cash and cash equivalents at beginning of period...     6,147,583      2,778,564      8,529,100     8,529,100     1,623,375
                                                     ------------   ------------   ------------   -----------   -----------
Cash and cash equivalents at end of period.........  $  2,778,564   $  8,529,100   $  1,623,375   $ 6,885,418   $   796,508
                                                     ============   ============   ============   ===========   ===========


          See accompanying notes to consolidated financial statements.

                         TESCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1995, 1996 AND 1997

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND PRINCIPLES OF CONSOLIDATION

     Tescorp, Inc. ("Tescorp") is a Texas corporation that was organized in 1980. The accompanying consolidated financial statements include the accounts of Tescorp, its subsidiaries and companies in which it holds majority joint venture interests (referred to herein collectively as the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company is engaged in the business of acquiring and developing cable television systems and communications properties in Latin America. During the fiscal years ended March 31, 1996 and 1997, the Company continued to concentrate its operations in Argentina. The Company presently provides cable television service to eleven Argentine cities in six provinces. Prior to March 31, 1995, the Company did not consolidate the financial results of the operations in Argentina because the requirements for consolidation, as set forth in Statement No. 94 of the Financial Accounting Standards Board, had not been met. The Company consolidated the statement of income for these operations for periods beginning after March 31, 1995.

     Effective as of April 1994, the Company entered into a contractual Joint Venture (the "Joint Venture") to acquire cable television and communications properties in Latin America. The Company utilized the Joint Venture structure to comply with Argentine regulatory policies in effect prior to March 31, 1995. The Company organized two new subsidiaries to facilitate the Company's participation in the Joint Venture: Austral Communications Corp. ("Austral"), a Delaware corporation which is a wholly owned subsidiary of the Company, and Comunicaciones Austral S.A. ("CASA"), an Argentine Sociedad Anonima which is a 97 percent owned subsidiary of Austral. Additionally, the Company and its Argentine partners in the Joint Venture (the "Joint Venture Partners") organized two new Argentine Sociedades Anonimas both of which are 97 percent owned by
Austral: Cabledifusion S.A. ("Cabledifusion") and SMR S.A. ("SMR"). Hereinafter, Cabledifusion, SMR and CASA are collectively referred to as the Argentine Joint Venture Companies. The Joint Venture Partners hold the remaining 3% ownership of the Argentine Joint Venture Companies.

     The Joint Venture is managed by CASA as Managing Venturer. Cabledifusion is responsible for the management of the cable television systems in Argentina. SMR, which was originally organized to pursue licenses to own and operate businesses deploying Enhanced Specialized Mobile Radio and/or related technologies in Argentina, and CASA hold direct ownership interests in certain Argentine cable companies.

     During the time period from April 1, 1994 through March 31, 1996, the Joint Venture Partners acquired pursuant to the Joint Venture the following Argentine companies which own and operate cable television systems in Argentina:
Televisora Austral S.A. ("Televisora Austral"), CableMax S.A. ("CableMax") which was formerly known as Canal 2 TV Austral S.A., ARTV S.A. ("ARTV") which was formerly known as Reconquista Televisora Color S.A., Avellaneda Video Cable S.A. ("AVC") which was merged into ARTV in December 1996, Cable Vision Gallegos S.A. ("CVG"), BTC S.A. ("BTC") which was formerly known as Teveca S.R.L., CablePlus Bariloche S.A. ("CablePlus"), and SIR TV S.R.L. ("SIR TV").

     In fiscal 1997, Televisora Austral acquired all of the outstanding equity of TV Nieve, S.A. ("TV Nieve"), a company which provides MMDS television service in the city of Ushuaia, Tierra del Fuego Province. Additionally, the Company and the Joint Venture Partners formed Transcable, S.A. ("Transcable") to own and operate cable television systems in Argentina. Transcable is effectively 97 percent owned by the Company. During fiscal 1997: Transcable acquired substantially all of the assets of a cable television system in Rawson, Chubut Province and certain cable television assets of Comodoro Rivadavia Sociedad Comercial Colectiva de Television y Radiofusion ("Comodoro") which operated a cable television system located in Comodoro Rivadavia, Chubut Province; ARTV acquired substantially all of the assets of TV SIS, S.R.L. ("TV SIS") which operated a competing cable television system in Reconquista and Avellaneda, Santa Fe

                         TESCORP, INC. AND SUBSIDIARIES

Province; CASA acquired all of the equity interests in Cable Viedma S.R.L. ("Cable Viedma") and Televiedma, S.R.L. ("Televiedma") which operate cable television systems in Viedma, Rio Negro Province and Carmen de Patagones, Buenos Aires Province; and BTC acquired Vision Codificada S.A. ("Vision") a company which operates a UHF wireless system in San Carlos de Bariloche, Rio Negro Province (the same city in which BTC provides cable television service). (See
Note 3).

     Hereinafter, the companies operating cable television systems in the locations listed below are referred to as the Argentine Cable Companies.

         NAME OF COMPANY                    LOCATION (CITY -- PROVINCE)
         ---------------                    ---------------------------
  Televisora Austral/TV
    Nieve......................  Ushuaia -- Tierra del Fuego
  CableMax/CVG.................  Rio Gallegos -- Santa Cruz
  ARTV.........................  Reconquista -- Santa Fe
                                 Avellaneda -- Santa Fe
  BTC/CablePlus/Vision.........  San Carlos de Bariloche -- Rio Negro
  SIR TV.......................  Trelew, Rawson and Puerto Madryn -- Chubut
  Transcable...................  Rawson -- Chubut
                                 Comodoro Rivadavia -- Chubut
  Cable Viedma/Televiedma......  Carmen de Patagones -- Buenos Aires
                                 Viedma -- Rio Negro

     Acquisitions of cable television properties prior to December 31, 1995 were funded by the Company through loans (the "Partner Loans") to the Joint Venture Partners. Historically, the ownership of Cabledifusion, SMR and the Argentine Cable Companies was held subject to the Joint Venture by the Joint Venture Partners or nominees of the Company. After December 31, 1995, acquisitions of cable television properties were funded by the Company through loans to the Argentine Joint Venture Companies or the Argentine Cable Companies. Amounts advanced under these loans and the Partner Loans bear interest at the rate of 12% per annum. In addition to acquisitions, these funds provided for the payment of the debts of and capital improvements to the operations of the Argentine Cable Companies and provided financing for the formation and initial costs of the Argentine Joint Venture Companies. During the three year period ended March 31, 1997, the Company had advanced to the Joint Venture Partners, the Argentine Joint Venture Companies and the Argentine Cable Companies an aggregate of approximately $38.9 million and earned the right to a preferred return equal to the accrued interest in the amount of approximately $6.8 million (together, the "Priority Amount").

     Upon commencement of the Joint Venture, the Company held through Austral a 90 percent Joint Venture interest in the Argentine Cable Companies, Cabledifusion and SMR. The Company granted to two domestic partners an aggregate
6.6 percent profits interest in its portion of the Joint Venture after the Company has received distributions equal to the Priority Amount. Thus, the Company initially held an indirect 84 percent interest in the economic benefits of the Argentine Cable Companies and Argentine Joint Venture Companies which were obligated to repay the Partner Loans plus accrued interest. The effect of this arrangement was to provide the Company with an opportunity to recoup all funds invested through the repayment of the principal of the loans, a return equal to the interest accrued and paid on the loans and 84 percent of all remaining economic benefits associated with the Argentine Cable Companies and Argentine Joint Venture Companies.

     In fiscal 1996, the Company increased to 97 percent its Joint Venture interest in the Argentine Cable Companies, Cabledifusion and SMR and modified the terms of the profits interest agreements to provide only one domestic partner with an approximate 1% participation in the Joint Venture after distributions to the Company equal to the Priority Amount. To effect these changes in ownership, the Company issued 534,616 shares of newly issued common stock and 3 percent of the stock of CASA. Following the recovery of

                         TESCORP, INC. AND SUBSIDIARIES
its investment plus a 12% return, the Company will have a 96 percent interest in all remaining economic benefits associated with the Argentine Joint Venture Companies and the Joint Venture's interest in the Argentine Cable Companies.

INTERIM FINANCIAL INFORMATION

     The interim consolidated financial statements as of June 30, 1996 and 1997, and for the three months ended June 30, 1996 and 1997, are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim consolidated financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, the Company considers cash equivalents to include time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

     The Company believes that the carrying amounts of its current assets, current liabilities and debt approximate the fair value of such items.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts totaled $446,831 and $421,178 at March 31, 1996 and 1997, respectively.

PLANT AND EQUIPMENT

     Plant and equipment are stated at historical cost, including acquisition costs allocated to tangible assets acquired. Improvements or betterments of a permanent nature are capitalized.

     Depreciation is computed using the straight-line method over the estimated useful life of the asset, ranging from 5 to 20 years.

     Expenditures for maintenance and repairs are charged to earnings as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations.

FRANCHISE COSTS

     Franchise costs consist of the value of the license to own and operate the cable television system and the value of the cable television subscribers that existed as of the acquisition date. Franchise costs include the difference between the cost of acquiring cable television systems and amounts assigned to their tangible assets. The amounts assigned to tangible assets were determined based upon an appraisal of such assets conducted by an independent, third party engineer with expertise in the cable television and communications industries. The franchise costs are amortized on a straight-line basis over their estimated life, not to exceed 20 years.

                         TESCORP, INC. AND SUBSIDIARIES

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets to Be Disposed Of ("FAS 121"), effective for fiscal years beginning after December 15, 1995. FAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles (including but not limited to goodwill) related to those assets to be held and used in its operations. The Company adopted this policy effective April 1, 1996. Such adoption did not have a significant effect on the financial position or results of operations of the Company.

     It is the Company's policy to periodically evaluate the franchise costs to determine whether there has been any impairment in value in accordance with FAS
121. This evaluation includes, among other things, a review of the fair market, going concern value of the cable television systems and the value of the tangible and intangible assets of such systems.

     Fair market, going concern value is usually estimated by applying the cash flow multiple or price per subscriber valuation methods commonly used in the cable television industry. The valuation method is applied based upon the type and amount of information available regarding the sale of comparable cable television companies owned by independent third parties. Using the cash flow method, the Company determines the fair market, going concern value of its cable television companies by calculating the product of the aggregate amount of undiscounted cash flow provided by the operations of the cable television systems and the estimated average multiple of cash flow paid by independent third parties for cable television systems which are comparable to those in which the Company has an ownership interest. Using the price per subscriber method, the Company determines the fair market, going concern value of the cable television companies by calculating the product of the number of subscribers served by the cable television systems which are comparable to those in which the Company has ownership interests.

     Franchise costs are net of accumulated amortization in the amount of $1,075,378 and $2,489,033 at March 31, 1996 and 1997, respectively.

MINORITY INTERESTS

     Recognition of minority interests' share of income or loss of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the common equity of those consolidated subsidiaries.

REVENUE RECOGNITION

     Monthly cable service revenue is recognized in the period in which services are provided. Cable installation revenue is recognized in the period the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the average period that subscribers are expected to remain connected to the cable television system.

INCOME TAXES

     Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

LOSS PER COMMON AND COMMON EQUIVALENT SHARE

     Loss attributable to common shareholders was calculated by dividing net loss applicable to common stock (this is calculated by deducting preferred stock dividends from net loss) by the weighted average number of common shares outstanding. Common stock equivalents were not used in the calculation, since their inclusion

                         TESCORP, INC. AND SUBSIDIARIES
would cause an anti-dilutive effect. Fully diluted earnings per share amounts are not presented for fiscal 1995, 1996 or 1997 because they do not materially differ from primary earnings per share.

     For the fiscal years ending March 31, 1995, 1996 and 1997, the weighted average number of common shares outstanding was 7,111,712; 11,573,696 and 12,880,261, respectively. The weighted number of common stock and common stock equivalent shares for the fiscal years ending March 31, 1995, 1996 and 1997 was 7,361,765; 12,126,385 and 13,498,815, respectively.

FOREIGN CURRENCY TRANSLATION

     Foreign currency assets and liabilities are translated into U. S. dollars at current rates in effect at the balance sheet date. Since April 1991, the Argentine government has maintained an exchange rate of one Argentine peso to one U.S. dollar, therefore there are no recognized transaction gains or losses.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications have been made to the fiscal year 1995 and 1996 amounts to conform to the fiscal year 1997 presentation.

STOCK BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), which establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As allowed by FAS 123, the Company continues to account for stock-based employee compensation pursuant to APB Opinion No. 25. The Company has included the disclosures required by FAS 123 in Note 9. The adoption of this standard, in the opinion of management, did not have a material impact on the Company's results of operations, financial position or cash flows.

                         TESCORP, INC. AND SUBSIDIARIES

NOTE 2 -- SUPPLEMENTAL CASH FLOW INFORMATION

     During the fiscal years ended March 31 and the three months ended June 30, 1996 and 1997 (unaudited), the Company had the following significant non-cash investing and financing activities:

                                                                                  THREE MONTHS ENDED
                                                 YEAR ENDED MARCH 31,                  JUNE 30,
                                          ----------------------------------   -------------------------
                                             1995         1996        1997        1996          1997
                                          ----------   ----------   --------   -----------   -----------
                                                                               (UNAUDITED)   (UNAUDITED)
Issuance of common stock and warrants as
  a placement fee for debt..............  $       --   $       --   $274,049       $    --       $    --
Distribution of common stock to holders
  of Series 1995 preferred stock
  electing to receive dividends in the
  form of common stock..................  $       --   $   49,723   $191,360       $50,989       $44,683
Acquisition of Company's common stock in
  satisfaction of an outstanding
  obligation............................  $       --   $       --   $ 80,876       $80,876       $    --
Granting of minority interest to joint
  venture partners......................  $1,230,054   $1,207,412   $     --       $    --       $    --
Common stock issued for conversion of
  minority interests....................  $       --   $1,603,848   $     --       $    --       $    --

     Cash payments for income taxes and interest for the years ended March 31 were as follows:

                                                        1995        1996        1997
                                                      --------    --------    --------
Income tax..........................................  $  8,130    $ 51,547    $  5,000
Interest expense....................................  $  5,039     218,209    $188,532

NOTE 3 -- ACQUISITIONS

1996 ACQUISITIONS

     BTC/CablePlus. In July 1995, Austral committed to loan to the Joint Venture Partners $6.6 million to acquire pursuant to the Joint Venture 80 percent of the outstanding equity of BTC and CablePlus, the companies that provide cable television service to San Carlos de Bariloche which is located in the Argentine Province of Rio Negro. Using proceeds from the loan, the Joint Venture Partners acquired the 80 percent interest in BTC and CablePlus pursuant to the Joint Venture for approximately $6.6 million including the assumption of certain liabilities, of which approximately $5.3 million has been identified as franchise costs. In addition to the $6.6 million purchase price, the Joint Venture Partners paid approximately $125,000 of closing costs. The assets of CablePlus have been contributed to BTC and CablePlus is being liquidated.

     BTC, which is the only provider of cable television service in San Carlos de Bariloche, had competed against Vision, a local UHF which provides a service similar to cable television. BTC acquired Vision in March 1997 (see "1997 ACQUISITIONS").

     SIR TV. In December 1995, Austral committed to loan to the Joint Venture Partners $6.7 million to acquire pursuant to the Joint Venture the outstanding equity of SIR TV which provides cable television service to Trelew, Rawson and Puerto Madryn, all of which are located in the Argentine Province of Chubut. Using proceeds from the loan, the Joint Venture Partners acquired SIR TV pursuant to the Joint Venture for approximately $6.5 million including the assumption of certain liabilities, of which approximately $4.2 million has been identified as franchise costs. In addition to the $6.5 million purchase price, the Joint Venture has paid approximately $200,000 of closing costs.

     The cable television markets in Trelew, Rawson and Puerto Madryn are highly competitive, and SIR TV has multiple cable television competitors in each market. Subsequent to the close of fiscal 1996, Transcable

                         TESCORP, INC. AND SUBSIDIARIES
acquired substantially all of the assets of Canal 4 Rawson which had provided cable television service in competition to SIR TV in Rawson.

1997 ACQUISITIONS

     TV Nieve. On April 1, 1996, the Company agreed to transfer to Televisora, an option (the "TV Nieve Option") to purchase for approximately $174,000 a minority interest in the equity of TV Nieve, a company which provides MMDS television service in the city of Ushuaia, Argentina. On the same day, Televisora purchased the remaining majority interest in the equity of TV Nieve for approximately $1.15 million less the outstanding balance of the TV Nieve liabilities. Accordingly, Televisora now owns all of the outstanding equity of TV Nieve.

     The aggregate purchase price for TV Nieve was approximately $1.3 million including the price paid for the TV Nieve Option, of which approximately $500,000 has been identified as franchise costs. The Company advanced to Televisora the funds necessary to consummate the acquisition of TV Nieve. In addition to the purchase price, Televisora incurred approximately $50,000 of closing costs relating primarily to the payment of legal and accounting fees.

     Canal 4 Rawson. Transcable acquired substantially all of the assets of Canal 4 Rawson for approximately $500,000 on May 31, 1996. Canal 4 Rawson provides cable television service to the city of Rawson in the Chubut Province, Argentina. The Company currently provides cable television services to the tri-city area of Trelew, Rawson and Puerto Madryn. In addition to the purchase price, Transcable incurred approximately $15,000 of closing costs in connection with this transaction.

     TV SIS. Effective August 30, 1996, the Company closed its purchase of substantially all of the assets of TV SIS S.R.L. ("TV SIS"), for approximately $1.45 million, of which approximately $925,000 has been identified as franchise costs. The Company has paid approximately $804,000 of the aggregate purchase price, and the balance will be paid upon the fulfillment of certain conditions of the purchase agreement, and incurred approximately $25,000 of closing costs in connection with this transaction

     Comodoro. On December 23, 1996, Transcable acquired substantially all of the assets of Comodoro, a company that provides cable television service to approximately 5,000 subscribers in the Argentine city of Comodoro Rivadavia, which is located in the Chubut Province. The purchase price was approximately $3.5 million, of which approximately $2.62 million has been identified as franchise costs. In addition to the purchase price, the Company incurred approximately $50,000 of closing costs.

     Televiedma. On February 11, 1997, the Company acquired the stock of Televiedma S.R.L., a company that provides cable television service to approximately 3,500 subscribers in the Argentine cities of Viedma, Rio Negro Province and Carmen de Patagones, Buenos Aires Province. The purchase price was approximately $2.2 million, subject to certain adjustments.

     Cable Viedma. On February 28, 1997, the Company acquired the stock of Cable Viedma S.R.L., a company that provides cable television service to approximately 6,000 subscribers in the Argentine cities of Viedma, Rio Negro Province and Carmen de Patagones, Buenos Aires Province. The purchase price was approximately $4.0 million, subject to certain adjustments. In connection with the Cable Viedma and Televiedma acquisitions, the Company incurred approximately $120,000 of closing costs in addition to the purchase price and approximately $4.32 million has been identified as franchise costs. The acquisitions of Cable Viedma and Televiedma were funded from the proceeds of $6.0 million of senior debt issued by the Company in February 1997 (see Note 6). The Company plans to merge the operations of Televiedma and Cable Viedma as both companies operate in the same market.

     Vision. In March 1997, BTC entered into an agreement to acquire 100% of the stock of Vision Codificada, a company which operates a UHF television system in San Carlos de Bariloche. On April 2,1997

                         TESCORP, INC. AND SUBSIDIARIES
but effective March 1,1997, BTC acquired the stock of Vision for approximately $1.2 million, of which approximately $850,000 has been identified as franchise costs. The acquisition of Vision was financed from a loan in the amount of approximately $1.1 million from the minority partner of BTC (see Note 6). In addition to the purchase price, the Company incurred approximately $10,000 of closing costs.

     The 1996 Acquisitions and the 1997 Acquisitions were completed for approximately $26.65 million less net liabilities assumed. All of the 1996 Acquisitions and 1997 Acquisitions were accounted for using the purchase method of accounting and in all cases the sellers were not affiliated with the Company. Accordingly, the assets and liabilities have been recorded at their estimated fair value at the date of acquisition, which resulted in franchise costs of approximately $18.7 million that will be amortized over a 20 year period from the date of acquisition. The allocation of the purchase price below is, in certain instances, based on preliminary information and is therefore subject to revision when additional information concerning asset and liability valuations is obtained. The determination of the final fair values of the assets and liabilities of the 1995 acquisitions resulted in adjustments in 1996 to increase other assets by approximately $300,000, decrease other liabilities by approximately $600,000 and to reduce franchise cost by approximately $900,000. In the opinion of the Company's management, the asset and liability valuation for the purchases discussed above should not be materially different than the allocations shown below. A summary of the purchase price allocation is as follows:

                                                                 1996          1997
                                                              -----------   -----------
Accounts receivable and other assets........................  $   952,000   $   847,000
Property and equipment......................................    4,610,000     5,396,000
Franchise costs.............................................    8,420,000     9,313,000
Accounts payable and other liabilities......................   (1,573,000)   (1,139,000)
Bank debt...................................................       (8,000)           --
Deferred income taxes.......................................     (247,000)     (365,000)
Minority interest...........................................     (307,000)      (84,000)
                                                              -----------   -----------
                                                              $11,847,000   $13,968,000
                                                              ===========   ===========

     The following unaudited condensed consolidated pro forma statements of operations present the results of operations for the years ended March 31, 1996 and 1997, as if the 1996 Acquisitions and 1997 Acquisitions had occurred on April 1, 1995. However, the pro forma results do not include adjustments for the acquisition of Canal 4 Rawson, TV SIS, Comodoro and Vision, as these acquisitions were not significant. Revenues included in the results of operations for the year ended March 31, 1997 for these cable television systems totaled approximately $1.2 million. Additionally, the pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction included in the pro forma statements actually taken place on April 1, 1995, or of future results of operations.

                                                                YEARS ENDED MARCH 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Revenues....................................................  $25,416,150   $26,130,251
Net loss....................................................   (2,399,490)   (3,803,377)
Net loss applicable to common stock.........................   (3,035,926)   (5,298,437)
Loss per share applicable to common stock...................        (0.26)        (0.41)

                         TESCORP, INC. AND SUBSIDIARIES

NOTE 4 -- PLANT AND EQUIPMENT

     Plant and equipment at March 31 consisted of the following:

                                                                 1996          1997
                                                              -----------   -----------
Cable systems and related assets............................  $ 7,148,848   $14,616,807
Support equipment...........................................      352,974       619,235
Leasehold improvements......................................      978,513     1,207,931
Office furniture and equipment..............................      579,086       701,743
                                                              -----------   -----------
                                                                9,059,421    17,145,716
Less: Accumulated depreciation..............................   (1,926,483)   (5,506,435)
                                                              -----------   -----------
                                                              $ 7,132,938   $11,639,281
                                                              ===========   ===========

NOTE 5 -- OTHER LIABILITIES

     Other liabilities at March 31 consisted of the following:

                                                                1996        1997
                                                              --------   ----------
Due to sellers under the terms of purchase agreements.......  $     --   $1,069,876
Net deferred tax liability..................................   275,472      435,686
Advances from subscribers...................................   180,892      183,951
Accrued preferred stock dividends...........................    86,734       86,734
Other accrued liabilities...................................   395,723      453,367
                                                              --------   ----------
                                                              $938,821   $2,229,614
                                                              ========   ==========

                         TESCORP, INC. AND SUBSIDIARIES

NOTE 6 -- DEBT

     The debt of the Company at March 31 consisted of the following:

                                                                1996         1997
                                                              --------    ----------
Senior notes payable to a group of investors bearing
  interest at a rate of 13% per annum ("Senior Notes").
  Semi-annual interest payments begin in August 1997. The
  notes mature in February 1998.............................  $     --    $6,000,000
Note payable to minority shareholder of a subsidiary,
  bearing interest at the rate of 12% per annum, payable in
  monthly installments of $50,000 plus interest.............        --     1,087,592
Note payable to an individual in monthly installments of
  $2,000, increasing to $3,000 in March 1998, including
  principal and imputed interest, maturing in March 2000.
  Interest has been imputed at the rate of 10% per annum....   112,875       100,724
Note payable to an individual in monthly installments of
  $15,000 including principal and imputed interest, maturing in July 1997. Interest has been imputed at the rate of 10%
  per annum.................................................   259,520        73,161
Note payable to a bank, bearing interest at the rate of 16%
  per annum, payable in monthly installments of $380 plus
  interest and maturing in May 1997.........................     5,304           760
Note payable to a bank, bearing interest at the rate of 18%
  per annum, payable in monthly installments of $965
  including interest and maturing in June 1999..............    28,337            --
Note payable to a bank, bearing interest at the rate of
  17.4% per annum, payable in monthly installments of $5,000
  plus interest and maturing in September 1996..............    30,000            --
Note payable to a bank, bearing interest at the rate of
  21.7% per annum, payable in monthly installments of $1,340
  plus interest and maturing in December 1996...............    11,615            --
                                                              --------    ----------
                                                              $447,651    $7,262,237
                                                              ========    ==========

     The debt of the Company is unsecured. The terms of the Senior Notes restrict the Company from incurring any indebtedness secured by assets existing at the date of issuance or any debt senior to the Senior Notes. Aggregate maturities on debt are as follows:

                     FISCAL YEAR ENDED
                     -----------------
March 31, 1998..............................................  $6,640,787
March 31, 1999..............................................     566,508
March 31, 2000..............................................      54,942
March 31, 2001..............................................          --
March 31, 2002..............................................          --

                         TESCORP, INC. AND SUBSIDIARIES

NOTE 7 -- INCOME TAXES

     Total income tax expense for the fiscal years ended March 31 consisted of the following:

                                                     1995        1996         1997
                                                   --------    ---------    ---------
United States
  Current........................................  $195,000    $  19,090    $      --
  Deferred.......................................   (18,000)    (157,000)     175,000
                                                   --------    ---------    ---------
                                                    177,000     (137,910)     175,000
                                                   --------    ---------    ---------
Foreign
  Current........................................        --      391,832      928,692
  Deferred.......................................        --     (136,320)    (205,141)
                                                   --------    ---------    ---------
                                                         --      255,512      723,551
                                                   --------    ---------    ---------
          Total..................................  $177,000    $ 117,602    $ 898,551
                                                   ========    =========    =========

     The provision for income taxes for the fiscal years ended March 31, differs from that computed at the federal statutory corporate tax rate as follows:

                                                     1995         1996         1997
                                                   --------    ----------    ---------
Tax (benefit) computed at statutory rates........  $138,000    $ (476,000)   $(904,000)
Loss of consolidated foreign subsidiaries not
  subject to tax.................................    68,000     1,075,000      529,000
Differential in foreign and U.S. tax rates.......        --       (58,000)     (25,000)
Amortization of franchise costs..................        --       366,000      481,000
Amortization of deferred tax credit..............        --       (55,000)     (98,000)
Other non-taxable items..........................   (38,000)     (178,000)     265,000
Change in the valuation allowance................        --      (544,000)     650,000
Other............................................     9,000       (12,398)         551
                                                   --------    ----------    ---------
          Total..................................  $177,000    $  117,602    $ 898,551
                                                   ========    ==========    =========

     The components of and changes in the net deferred tax asset as of March 31, were as follows:

                                                               1996           1997
                                                            -----------    -----------
Federal regular tax operating loss carryforwards..........  $ 3,124,000    $ 3,600,000
Allowance for doubtful accounts...........................       85,000         84,000
Foreign tax credit........................................       84,000         84,000
Alternative minimum tax...................................       35,000         35,000
Other.....................................................           --             --
                                                            -----------    -----------
                                                              3,328,000      3,803,000
Valuation allowance.......................................   (3,153,000)    (3,803,000)
                                                            -----------    -----------
Deferred tax asset........................................      175,000             --
Deferred tax liability -- plant and equipment.............     (275,472)      (435,686)
                                                            -----------    -----------
          Net deferred tax liability......................  $  (100,472)   $  (435,686)
                                                            ===========    ===========

     At March 31, 1997, the Company had net operating loss carryforwards that could be utilized to offset future taxable income of an estimated $10.6 million for federal income tax purposes. These carryforwards expire in 1999 through 2012. However, as a result of a change in control in prior years as defined under Section 382 of the Internal Revenue Code, the annual utilization of the net operating loss carryforward is estimated to be limited to approximately $1.3 million of annual taxable income per year. During the year

                         TESCORP, INC. AND SUBSIDIARIES
ended March 31, 1997, the valuation allowance related to the deferred tax assets was increased by $650,000 primarily due to the realization of additional net operating losses and other deferred tax assets that are not more likely than not to be actually realized.

NOTE 8 -- CAPITAL STOCK

SERIES 1990 PREFERRED STOCK

     Annual dividends of $0.50 per share on the Series 1990 10% Convertible preferred stock ("1990 Preferred Stock") are payable on a quarterly basis. Each share of 1990 Preferred Stock is convertible into shares of the Company's common stock determined by dividing $5.00 by a conversion price of $3.99 per share.

     Shares of 1990 Preferred Stock are redeemable at the option of the Company at a price equal to $5.00 per share plus any accrued and unpaid dividends. Terms of the 1990 Preferred Stock provide that the Company may redeem no fewer than 70,000 shares at any one time unless all outstanding shares are being redeemed. Only one redemption per quarter is permitted and the Company is precluded from making a partial redemption if there are fewer than 200,000 shares of 1990 Preferred Stock outstanding. Holders of 1990 Preferred Stock shares are entitled to one vote per share on all matters for which holders of common stock may vote (voting as a single class with the shares of common stock) and are entitled to a liquidation preference of $5.00 per share plus any accrued or unpaid dividends.

     An escrow account arrangement was created at the time of the issuance of the 1990 Preferred Stock to provide an alternative source of funds for payment of dividends and liquidation preferences in the event of a default by the Company. The escrow account arrangement included cash, a $500,000 irrevocable letter of credit, 100,000 shares of the Company's common stock, and a first lien mortgage on certain real restate owned by the Company. Effective as of April 1, 1996, under the terms of the Escrow Agreement, the Company was able to have all items of collateral released from the escrow.

SERIES 1995 PREFERRED STOCK

     The 139,250 outstanding shares of Series 1995 8% Convertible preferred stock ("1995 Preferred Stock") were issued in a private placement transaction for $100 per share and carry annual dividends of $8.00 per share payable on a quarterly basis, except that holders who have so elected may have such dividends paid in shares of common stock. In the event of liquidation, the holders of 1995 Preferred Stock are entitled to receive $100 plus accrued and unpaid dividends before the holders of common stock are entitled to receive any of the liquidation proceeds. Each share of 1995 Preferred Stock is convertible into shares of the Company's common stock by dividing $100.00 by a conversion price of $3.125 per share, subject to certain adjustments (the "Conversion Rate"). Holders of the 1995 Preferred Stock are entitled to vote as if they had converted into common stock. However, the 1995 Preferred Stock votes as a class (separate from the common stockholders).

     In the event that the quoted price of the common stock exceeds $4.6875, subject to certain adjustments, for a period of twenty trading days beginning on any trading day on or after December 15, 1998, the Company shall have the right to compel the conversion of all but not less than all of the 1995 Preferred Stock into common stock at the Conversion Rate. Subject in all respects to this provision, the holders of shares of 1995 Preferred Stock shall have the right, at their option to convert all or any part of such shares into common stock.

COMMON STOCK


     In May 1995, the Company completed a $9.6 million private placement of 4,800,000 shares of common stock at $2.00 per share. In December 1995, the Company issued 534,616 shares of common stock in connection with the conversion of the minority interests. In February 1997, the Company issued 22,500 shares of its common stock as a placement fee on the Senior Debt.

                         TESCORP, INC. AND SUBSIDIARIES

NOTE 9 -- STOCK OPTIONS AND WARRANTS

     The Company accounts for its Stock Option Plans in accordance with Accounting Principles Board ("APB") Opinion No. 25 and the related interpretations thereof. The following paragraphs summarize the outstanding options and warrants of the Company. Unless otherwise stated, the exercise price was equal to or greater than the fair market price of the stock at the date of grant.

     Pursuant to the Company's 1991 Incentive Plan and upon the recommendation of the compensation committee of the Board of Directors, the Company may grant stock options and limited stock appreciation rights with respect to an aggregate of 2,000,000 shares of common stock. The 1991 Incentive Plan permits the granting of incentive stock options, non-qualified stock options, limited stock appreciation rights ("LSARs"), restricted stock, reload options, and other miscellaneous provisions within each stock option grant. Grants of options under the 1991 Incentive Plan shall be for terms specified by the Committee, except that the term shall not exceed 10 years. Provisions of the 1991 Incentive Plan generally provide that in the event of a change of control the LSAR provision of the option grant (if included in an option grant) would become immediately exercisable for the period of 60 days following the change of control.

     In September 1995, 50,000 options were granted at an exercise price of $2.75 per share, and are exercisable based on a two year vesting schedule. In December 1995, 550,000 options were granted at an exercise price of $3.00 per share and are exercisable based on a three year vesting schedule. In March 1997, 600,000 options were granted at an exercise price of $3.5625 per share. None of the options granted pursuant to the 1991 Incentive Plan were exercised during fiscal 1995, 1996 and 1997. At March 31, 1997, 1,850,000 options were outstanding, and 695,837 were exercisable with exercise prices ranging from $1.25 to $3.00.

     Pursuant to the Company's 1993 Non-Employee Director Stock Option Plan ("NEDSOP"), the Company may grant options with respect to an aggregate of 150,000 shares of common stock. The terms of the NEDSOP provide that each non-employee director receives a grant of 8,333 options to purchase common stock upon election or appointment to the Board of Directors. On the first and second anniversary on the Board, the non-employee director is entitled to receive another grant of 8,333 options to purchase common stock. Upon adoption, all non-employee directors who had served at least 2 years on the Board received a grant of 25,000 options to purchase common stock. A non-employee director who had served only one year, received a grant of 16,666 options to purchase common stock.

     Additionally, pursuant to the terms of the NEDSOP, effective as of July 8, 1995 and 1996, 8,333 and 8,333 options were granted at an exercise price of $3.25 and $3.63 per share, respectively. All of the options granted are exercisable based on a three year vesting schedule. None of the options granted pursuant to the NEDSOP were exercised during fiscal 1995, 1996 and 1997. At March 31, 1997, 66,666 options were outstanding and 50,000 shares were exercisable with exercise prices ranging from $1.21 to $3.25.

     In May 1995, the Company issued stock warrants to purchase 288,000 shares of common stock that expire in May 2000 and have an exercise price of $2.00 per share. Also in May 1995, the Company issued stock warrants to purchase 120,000 shares of common stock that expire in May 1998. The exercise price for these warrants is as follows: (i) 30,000 shares at $2.00; (ii) 30,000 shares at $2.50;
(iii) 30,000 shares at $3.00 and (iv) 30,000 shares at $3.50.

     In December 1995, the Company issued stock warrants to purchase 178,200 shares of common stock (the "December 1995 Warrants") that expire in December 2000. The December 1995 Warrants have an exercise price of $3.125 per share.

     In connection with the issuance of the Senior Notes in February 1997, the Company issued detachable warrants to purchase 210,000 shares of common stock. Additionally, for professional services provided in connection with the placement of the Senior Notes, the Company issued warrants to purchase 90,000 shares of

                         TESCORP, INC. AND SUBSIDIARIES
common stock. The stock warrants have an exercise price of $4.00 per share and expire in February 2002. In accordance with FAS No. 123, the Company calculated the fair market value of the stock warrants issued for professional services provided as approximately $184,000 and capitalized the cost as additional debt issuance cost to be amortized over the term of the debt.

     The Company has additional stock options outstanding which were issued prior to the recapitalization of the Company in fiscal 1991. These stock options were issued to certain employees to purchase shares of the Company's common stock at $6.18 per share and expire in 1998. At March 31, 1997, a total of 24,270 options were outstanding and exercisable. In connection with the recapitalization of the Company, the number of shares of common stock issuable upon exercise of these options and the related exercise price have been adjusted to reflect the exchange of $.01 par value common stock for $.02 par value common stock.

     The estimated fair values noted below are based on the Black-Scholes model and are stated in current annualized dollars on a present value basis. The key assumptions used in the model for purposes of these calculations include the following: (a) a discount rate equal to the 10-year Treasury rate on the date of grant; (b) a volatility factor; (c) the term of the option or warrant; (d) the closing price of the respective common stock on the date of grant; and (e) an expected dividend rate of zero. The actual value that the warrant or option holders may realize will depend upon the extent to which the stock price exceeds the exercise price on the date the options are exercised. Accordingly, the value realized by such holders will not necessarily be the value determined by the model.

     A summary of Warrants and Options outstanding as of and for the fiscal years ended March 31, is as follows:

                                                   1996                      1997
                                           ---------------------     ---------------------
                                                        WEIGHTED                  WEIGHTED
                                                        AVERAGE                   AVERAGE
                                            OPTIONS     EXERCISE      OPTIONS     EXERCISE
                                           & WARRANTS    PRICE       & WARRANTS    PRICE
                                           ----------   --------     ----------   --------
Outstanding at beginning of year.........  1,647,052     $2.25       2,841,585     $2.46
  Granted................................  1,194,533     $2.74         908,333     $3.71
  Exercised..............................         --        --         434,102     $1.59
  Forfeited..............................         --        --         488,680     $4.05
                                           ---------     -----       ---------     -----
Outstanding at end of year...............  2,841,585     $2.46       2,827,136     $2.72
                                           =========                 =========
Options and Warrants exercisable at year
  end....................................  1,888,808                 1,659,085
Weighted-average fair value of options
  granted during the year................                $1.58                     $2.36

     The following table summarizes information about fixed stock options and stock purchase warrants outstanding at March 31,1997.

                      OPTIONS AND WARRANTS OUTSTANDING        OPTIONS AND WARRANTS
                  ----------------------------------------        EXERCISABLE
                                   WEIGHTED                  ----------------------
                                    AVERAGE       WEIGHTED                 WEIGHTED
                    NUMBER         REMAINING      AVERAGE      NUMBER      AVERAGE
    RANGE OF      OUTSTANDING     CONTRACTUAL     EXERCISE   EXERCISABLE   EXERCISE
EXERCISE PRICES   AT 3/31/97    LIFE (IN YEARS)    PRICE     AT 3/31/97     PRICE
- ---------------   -----------   ---------------   --------   -----------   --------
 $1.21 to $1.63      700,000         6.732        $1.2521       537,500    $1.2528
 $2.00 to $2.75      398,000         3.486        $2.1319       373,000    $2.0905
$3.00 to $3.5625   1,404,866         8.297        $3.2708       424,311    $3.0895
 $4.00 to $6.18      324,270         4.580        $4.1632       324,270    $4.1632
                   ---------                                  ---------
 $1.21 to $6.18    2,827,136                      $2.7130     1,659,081    $2.4797
                   =========                                  =========

                         TESCORP, INC. AND SUBSIDIARIES

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in these financial statements. Had compensation cost since April 1, 1995 for the Company's option and warrant grants been determined on the fair value at the grant dates for awards under those plans consistent with the method of FAS No. 123, the Company's net loss per share for the fiscal years ended March 31 would have been adjusted to the pro forma amounts indicated below, which may not necessarily be indicative of pro forma adjustments in future years.

                                                               1996           1997
                                                            -----------    -----------
Net loss applicable to common stock:
  As reported...........................................    $(2,131,733)   $(4,877,119)
                                                            -----------    -----------
  Pro forma.............................................    $(2,323,028)   $(5,320,795)
                                                            -----------    -----------
Earnings per share:
  As reported...........................................    $     (0.19)   $     (0.38)
                                                            -----------    -----------
  Pro forma.............................................    $     (0.20)   $     (0.41)
                                                            -----------    -----------

NOTE 10 -- RELATED PARTY TRANSACTIONS

     Certain expenses have been allocated to the Company for administrative and other services provided by an entity affiliated with the Company's principal stockholder. Such expenses totaled approximately $91,000, $130,000 and $174,000 during fiscal 1995, 1996 and 1997, respectively.

     The Company currently leases office space in a six story office building in downtown Austin. The office building has been acquired by a partnership in which an officer of the Company serves as a trustee for a trust that is a limited partner in the partnership.

     A former employee of the Company and current member of the board of directors was indebted to the Company in the amount of approximately $84,000 including accrued and unpaid interest. In March 1996, the Company reached an agreement with this individual to satisfy his obligation by taking title to 21,567 shares of the outstanding common stock at a price of $3.75 per share and cash of approximately $5,000. This transaction occurred during the first quarter of fiscal 1997 and the Company retired the shares of common stock.

     In June 1995, the Company loaned $174,000 to its Joint Venture Partners for the purpose of acquiring an option to acquire an indirect economic interest in the outstanding equity of TV Nieve S. A., the Company that provides MMDS service in Ushuaia, Argentina. At March 31, 1996, the Company had not yet elected to exercise this option to include this interest in the Joint Venture. Accordingly, the Company included the notes receivable in the amount of $174,000 in other assets on its balance sheet at March 31, 1996.

NOTE 11 -- OPERATING LEASES

     The Company leases various buildings, equipment and office facilities under operating leases ranging from one year to 12 years. The total minimum future lease payments under these non-cancelable operating leases having an initial term of one year or more are as follows:

                     FISCAL YEAR ENDED                        LEASE EXPENSE
                     -----------------                        -------------
March 31, 1998..............................................   $  554,253
March 31, 1999..............................................      417,308
March 31, 2000..............................................      220,196
March 31, 2001..............................................      141,964
March 31, 2002..............................................      122,664
Thereafter..................................................      334,577
                                                               ----------
          Total.............................................   $1,790,962
                                                               ==========

                         TESCORP, INC. AND SUBSIDIARIES

     Total rental expense under operating leases for the years ended March 31, 1995, 1996 and 1997 was approximately $15,000, $270,000 and $608,000, respectively.

NOTE 12 -- SEGMENT INFORMATION

     The Company's operations by geographic area for the fiscal years ended March 31 are as follows:

                                                   1995          1996          1997
                                                -----------   -----------   -----------
Revenues
  Argentina...................................  $        --   $16,009,116   $22,580,466
  United States...............................           --            --            --
                                                -----------   -----------   -----------
                                                $        --   $16,009,116   $22,580,466
                                                ===========   ===========   ===========
Operating income (loss)
  Argentina...................................  $  (200,855)  $    25,832   $  (545,369)
  United States...............................   (1,279,184)   (1,496,123)   (1,846,079)
                                                -----------   -----------   -----------
                                                $(1,480,039)  $(1,470,291)  $(2,391,448)
                                                ===========   ===========   ===========
Identifiable assets
  Argentina...................................  $19,953,428   $35,491,909   $48,706,226
  United States...............................    3,065,016     8,752,736       920,736
                                                -----------   -----------   -----------
                                                $23,018,444   $44,244,645   $49,626,962
                                                ===========   ===========   ===========

NOTE 13 -- DISCONTINUED OPERATIONS:

     Effective February 9, 1994, the Company sold substantially all of the assets of its Tescorp Seismic Products Company division and the stock of its Reed Products, Inc. subsidiary (collectively referred to as "Tescorp Seismic") to a wholly-owned subsidiary of Input/Output, Inc.

     Effective July 8, 1993, the Company sold substantially all of the assets of its Metserco Holdings, Inc. ("Metserco Holdings") subsidiary and the Metserco Corporation ("Metserco") subsidiary of Holdings to a wholly-owned subsidiary of Wheatly*TXT Corporation.

     Because a sale of the assets of Tescorp Seismic, Metserco Holdings and Metserco was consummated, the Company has reflected the results from their operations as discontinued operations separate from the continuing operations of the Company. Revenues and operating income by each discontinued business segment for the fiscal year ended March 31, 1995 are as follows:

                                                                    OIL AND GAS
                                                      GEOPHYSICAL   PRODUCTION
                                                       PRODUCTS      PRODUCTS      TOTAL
                                                      -----------   -----------   --------
Revenues:...........................................   $690,880      $     --     $690,880
Operating profit (loss):............................   $747,264      $(69,409)    $677,855

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     From time to time, the Company may have contingent liabilities resulting from claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of any such contingencies will not materially affect the financial position or results of operations of the Company.

     The Comite Nacional de Radiodifusion ("COMFER"), an Argentine governmental agency which is similar to the Federal Communications Commission in the United States, licenses and regulates cable television operations in Argentina. Effective October 20, 1994, the United States and Argentina ratified the

                         TESCORP, INC. AND SUBSIDIARIES

Bi-Lateral Trade Agreement which provided, among other things, for the ownership of Argentine cable television systems by companies domiciled in the United States. Effective March 27, 1995, COMFER promulgated regulations relating to the licensure and approval of companies domiciled in the United States to own and operate Argentine cable television systems, and a representative of COMFER has indicated to the Company's management that COMFER no longer will distinguish between Argentine and U.S. applicants in the licensure process.

     Based on advice it has received, management is of the opinion that U.S. companies will be licensed to own and operate Argentine cable television systems. To date and to the best knowledge of the management of the Company, COMFER has formally approved or licensed two U.S. companies; however, the Company has no assurance that COMFER will approve its licensure. Management is currently seeking licensure of the Company or its subsidiaries with the assistance of the Joint Venture Partners and local counsel. A decision by COMFER to deny the licensure of the Company or its affiliated entities to own and operate cable television systems in Argentina could have a material adverse impact on the operations and value of the Company.

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   16
Price Range of Common Stock...........   17
Dividend Policy.......................   17
Dilution..............................   18
Capitalization........................   19
Selected Consolidated Financial and
  Other Data..........................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   27
Management............................   38
Certain Transactions..................   42
Principal and Selling Shareholders....   43
Description of Capital Stock..........   47
Shares Eligible For Future Sale.......   50
Underwriting..........................   51
Legal Matters.........................   53
Experts...............................   53
Available Information.................   53
Incorporation of Certain Information
  by Reference........................   53
Index to Consolidated Financial
  Statements..........................  F-1


======================================================

======================================================


                               11,000,000 Shares


                                 [TESCORP LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED


                                LEHMAN BROTHERS



                               September   , 1997

======================================================

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the estimated expenses to be incurred in connection with the Offering, all of which will be paid by the Company.


Registration fee............................................  $ 13,591
NASD filing fee.............................................     4,985
AMEX listing fee............................................    50,000
Accounting fees and expenses................................   200,000
Legal fees and expenses.....................................   150,000
Printing and engraving......................................   100,000
Transfer Agent's fees.......................................     5,000
Blue Sky fees and expenses (including counsel fees).........    15,000
Miscellaneous expenses......................................   211,424
                                                              --------
          Total.............................................  $750,000
                                                              ========



All of the foregoing, except the Registration fee, the NASD filing fee and the AMEX listing fee, are estimates.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (3) any transaction from which the director received an improper benefit, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute. Article 9 of the Company's Restated Articles of Incorporation states that a director of the Company will not be liable to the Company or its shareholders for monetary damages to the fullest extent permitted by any provision of the statutes of Texas that limits the liability of a director.

     In addition, Article 2.02-1 of the Texas Business Corporation Act authorizes a Texas corporation to indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The indemnification is permitted only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporations best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under
Article 2.02-1 against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under
Article 2.02-1 to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under Article 2.02-1 a corporation may (i) indemnify and advance expenses to an officer, employee, agent or other person who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to directors, (ii) indemnify and advance expenses to directors and such other persons to such further extent, consistent with law, as may be provided in the corporation's articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law and (iii) purchase and maintain insurance or another arrangement on behalf of directors and such other persons against any liability asserted against him and incurred by him in such capacity or arising out of his status as such a person. The Bylaws of the Company set forth specific provisions for indemnification of directors, officers, agents and other persons which are substantially identical to the provisions of Article 2.02-1 described above. The Company maintains directors and officers insurance in the aggregate amount of $4,000,000, with a $50,000 retention for corporate reimbursement and a $150,000 retention for securities claims defense costs, that will be effective through August 23, 1998. The Company has applied to extend this coverage at the same level.


ITEM 16. EXHIBITS

  (a) Exhibits:


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
         -----           ------------------------------------------------------------
          1.1            -- Form of Underwriting Agreement*
          3.1            -- Restated Articles of Incorporation(1)
          3.2            -- Statement of Resolution Establishing and Designating the
                            Registrant's Series 1990 10% Convertible Preferred
                            Stock(1)
          3.3            -- Statement of Resolution Establishing and Designating the
                            Registrant's Series 1995 8% Convertible Preferred
                            Stock(2)
          3.4            -- Articles of Amendment(3)
          3.5            -- Bylaws(1)
          5.1            -- Opinion of Hughes & Luce, L.L.P. (filed herewith)
         10.1            -- Option Agreement between Tescorp, Inc. and John C.
                            Kerr(1)
         10.2            -- Warrant dated July 11, 1990 issued to National City
                            Venture Corporation(1)
         10.3            -- Warrant dated July 11, 1990 issued to Jack A. Morgan,
                            Jr.(1)
         10.4            -- Asset Purchase Agreement among Input/Output, Inc.,
                            Tescorp Seismic Products, Inc. and Tescorp, Inc. dated
                            February 4, 1994(4)
         10.5            -- Asset Purchase Agreement among Tescorp, Inc. Clif Mock
                            Company, Metserco Corporation, Wheatly*TXT Corp. and Mock
                            Holdings, Inc. dated July 8, 1993(5)
         10.6            -- Tescorp, Inc. 1993 Non-Employee Directors Stock Option
                            Plan(6)
         10.7            -- Form of Stock Option Agreements between Tescorp, Inc. and
                            Non-Employee Directors Stock Option Plan Participants(6)
         10.8            -- Tescorp, Inc. Amended and Restated 1991 Incentive Plan(7)
         10.9            -- Form of Incentive Stock Option Agreements between
                            Tescorp, Inc. and Tescorp, Inc. 1991 Incentive Plan
                            Participants(1)
         10.10           -- Form of Term Loan Agreement dated December 20, 1995
                            between Osvaldo Rossi and Carlos Jose Saba and Austral
                            Communications Corp.(8)

         10.11           -- Form of Subscription Agreement between Tescorp, Inc. and certain subscribers of common stock, $0.02 par value, of
                            Tescorp, Inc.(9)
         10.12           -- Note and Warrant Purchase Agreement(10)
         10.13           -- First Amended and Restated Joint Venture Agreement dated
                            December 9, 1994 to be effective April 7, 1994(11)
         10.14           -- Second Amended and Restated Joint Venture Agreement dated
                            February 28, 1996 to be effective as of December 31,
                            1995(2)
         10.15           -- First Amendment to the Second Amended and Restated Joint
                            Venture Agreement dated February 28, 1996 to be effective
                            as of December 31, 1995(2)
         10.16           -- Form of Stock Purchase Warrant dated as of December 21,
                            1995 issued to Arnhold and S. Bleichroeder, Inc. and
                            assigns(10)
         10.17           -- Promissory Note of the Registrant dated August 6, 1997
                            payable to the order of the Jack R. Crosby Inter Vivos
                            Trust*
         21.1            -- Subsidiaries*
         23.1            -- Consent of Hughes & Luce, L.L.P. (contained in Exhibit
                            5.1)
         23.2            -- Consent of Independent Auditors -- KPMG Peat Marwick LLP
                            (filed herewith)
         24.1            -- Powers of Attorney (contained on page II-5 of Part II of
                            Registration Statement filed on August 13, 1997)


- ---------------


  * Filed as an Exhibit to the initial filing of the Registration Statement on Form S-2 dated August 13, 1997, and incorporated herein by reference.


 (1) Filed as an Exhibit to the Registrant's Form 10 dated June 27, 1990, as amended by the Registrant's Form 8 dated July 18, 1990, and incorporated herein by reference.

 (2) Filed as an Exhibit to the Registrant's Registration Statement on Form S-3, Registration 33-94718, and incorporated herein by reference.

 (3) Filed as an Exhibit to the Annual Report of the Registrant on Form 10-KSB for the fiscal year ended March 31, 1997, and incorporated herein by reference.

 (4) Filed as an Exhibit to the Quarterly Report of the Registrant on Form 10-QSB for the period ended December 31, 1993, and incorporated herein by reference.

 (5) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated July 21, 1993, and incorporated herein by reference.

 (6) Filed as an Exhibit to the Annual Report of the Registrant on Form 10-KSB for the year ended March 31, 1994, and incorporated herein by reference.

 (7) Filed as an Exhibit to the Registrant's Registration Statement on Form S-8, Registration No. 333-15565, and incorporated herein by reference.

 (8) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated January 3, 1996, and incorporated herein by reference.

 (9) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated May 8, 1995, and incorporated herein by reference.

(10) Filed as an Exhibit to the Registrant's Registration Statement on Form S-2, Registration No. 33-70106, and incorporated herein by reference.

(11) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated July 18, 1995, and incorporated herein by reference.


     (b) Financial Statement Schedules:

     Financial statement schedules have been omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the underwriting agreement, the Company's Articles of Incorporation, Bylaws, Texas law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities
Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities
     Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities
     Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of
1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.


                                      II-4

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on September 8, 1997.


                                            TESCORP, INC.

                                            By:    /s/ JACK S. GRAY, JR.
                                              ----------------------------------
                                                      Jack S. Gray, Jr.,
                                                President and Chief Operating
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 1 to Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities indicated on September 8, 1997.



                      SIGNATURE                                              TITLE
                      ---------                                              -----

                 /s/ JACK R. CROSBY*                       Chairman, Chief Executive Officer and
- -----------------------------------------------------      Director
                   Jack R. Crosby                          (Principal Executive Officer)

                /s/ JACK S. GRAY, JR.                      President, Chief Operating Officer and
- -----------------------------------------------------      Director
                  Jack S. Gray, Jr.

             /s/ NEIL R. AUSTRIAN, JR.*                    Senior Vice President and Chief Financial
- -----------------------------------------------------      Officer
                Neil R. Austrian, Jr.                      (Principal Financial Officer)

                 /s/ JOHN D. BECKER*                       Controller
- -----------------------------------------------------      (Principal Accounting Officer)
                   John D. Becker

              /s/ WINSTON J. CHURCHILL*                    Director
- -----------------------------------------------------
                Winston J. Churchill

                /s/ J. KELLY ELLIOTT*                      Director
- -----------------------------------------------------
                  J. Kelly Elliott

               /s/ LEE A. LAHOURCADE*                      Director
- -----------------------------------------------------
                  Lee A. Lahourcade

             *By: /s/ JACK S. GRAY, JR.
  ------------------------------------------------
                 Jack S. Gray, Jr.,
                As: Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
         -----           ------------------------------------------------------------
          1.1            -- Form of Underwriting Agreement*
          3.1            -- Restated Articles of Incorporation(1)
          3.2            -- Statement of Resolution Establishing and Designating the
                            Registrant's Series 1990 10% Convertible Preferred
                            Stock(1)
          3.3            -- Statement of Resolution Establishing and Designating the
                            Registrant's Series 1995 8% Convertible Preferred
                            Stock(2)
          3.4            -- Articles of Amendment(3)
          3.5            -- Bylaws(1)
          5.1            -- Opinion of Hughes & Luce, L.L.P. (filed herewith)
         10.1            -- Option Agreement between Tescorp, Inc. and John C.
                            Kerr(1)
         10.2            -- Warrant dated July 11, 1990 issued to National City
                            Venture Corporation(1)
         10.3            -- Warrant dated July 11, 1990 issued to Jack A. Morgan,
                            Jr.(1)
         10.4            -- Asset Purchase Agreement among Input/Output, Inc.,
                            Tescorp Seismic Products, Inc. and Tescorp, Inc. dated
                            February 4, 1994(4)
         10.5            -- Asset Purchase Agreement among Tescorp, Inc. Clif Mock
                            Company, Metserco Corporation, Wheatly*TXT Corp. and Mock
                            Holdings, Inc. dated July 8, 1993(5)
         10.6            -- Tescorp, Inc. 1993 Non-Employee Directors Stock Option
                            Plan(6)
         10.7            -- Form of Stock Option Agreements between Tescorp, Inc. and
                            Non-Employee Directors Stock Option Plan Participants(6)
         10.8            -- Tescorp, Inc. Amended and Restated 1991 Incentive Plan(7)
         10.9            -- Form of Incentive Stock Option Agreements between
                            Tescorp, Inc. and Tescorp, Inc. 1991 Incentive Plan
                            Participants(1)
         10.10           -- Form of Term Loan Agreement dated December 20, 1995
                            between Osvaldo Rossi and Carlos Jose Saba and Austral
                            Communications Corp.(8)
         10.11           -- Form of Subscription Agreement between Tescorp, Inc. and certain subscribers of common stock, $0.02 par value, of
                            Tescorp, Inc.(9)
         10.12           -- Note and Warrant Purchase Agreement(10)
         10.13           -- First Amended and Restated Joint Venture Agreement dated
                            December 9, 1994 to be effective April 7, 1994(11)
         10.14           -- Second Amended and Restated Joint Venture Agreement dated
                            February 28, 1996 to be effective as of December 31,
                            1995(2)
         10.15           -- First Amendment to the Second Amended and Restated Joint
                            Venture Agreement dated February 28, 1996 to be effective
                            as of December 31, 1995(2)
         10.16           -- Form of Stock Purchase Warrant dated as of December 21,
                            1995 issued to Arnhold and S. Bleichroeder, Inc. and
                            assigns(10)
         10.17           -- Promissory Note of the Registrant dated August 6, 1997
                            payable to the order of the Jack R. Crosby Inter Vivos
                            Trust*
         21.1            -- Subsidiaries*
         23.1            -- Consent of Hughes & Luce, L.L.P. (contained in Exhibit
                            5.1)
         23.2            -- Consent of Independent Auditors -- KPMG Peat Marwick LLP
                            (filed herewith)
         24.1            -- Powers of Attorney (contained on page II-5 of Part II of
                            Registration Statement filed on August 13, 1997)

- ---------------


  * Filed as an Exhibit to the initial filing of the Registration Statement on Form S-2 dated August 13, 1997, and incorporated herein by reference.


 (1) Filed as an Exhibit to the Registrant's Form 10 dated June 27, 1990, as amended by the Registrant's Form 8 dated July 18, 1990, and incorporated herein by reference.

 (2) Filed as an Exhibit to the Registrant's Registration Statement on Form S-3, Registration 33-94718, and incorporated herein by reference.

 (3) Filed as an Exhibit to the Annual Report of the Registrant on Form 10-KSB for the fiscal year ended March 31, 1997, and incorporated herein by reference.

 (4) Filed as an Exhibit to the Quarterly Report of the Registrant on Form 10-QSB for the period ended December 31, 1993, and incorporated herein by reference.

 (5) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated July 21, 1993, and incorporated herein by reference.

 (6) Filed as an Exhibit to the Annual Report of the Registrant on Form 10-KSB for the year ended March 31, 1994, and incorporated herein by reference.

 (7) Filed as an Exhibit to the Registrant's Registration Statement on Form S-8, Registration No. 333-15565, and incorporated herein by reference.

 (8) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated January 3, 1996, and incorporated herein by reference.

 (9) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated May 8, 1995, and incorporated herein by reference.

(10) Filed as an Exhibit to the Registrant's Registration Statement on Form S-2, Registration No. 33-70106, and incorporated herein by reference.

(11) Filed as an Exhibit to the Current Report of the Registrant on Form 8-K dated July 18, 1995, and incorporated herein by reference.